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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on June 9, 2006.

Registration No. 333-133901

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

Amendment
No. 1 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KMG CHEMICALS, INC.
(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	2800 (Primary Standard Industrial Classification Code Number)	75-2640529 (I.R.S. Employer Identification No.)

10611 Harwin Drive, Suite 402
Houston, Texas 77036
(713) 600-3800
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

David L. Hatcher
Chairman and Chief Executive Officer
10611 Harwin Drive, Suite 402
Houston, Texas 77036
(713) 600-3800
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
George G. Young III Haynes and Boone, LLP 1221 McKinney, Suite 2100 Houston, Texas 77010 (713) 547-2081 (713) 236-5699 (fax)	Thomas L. Hanley Pepper Hamilton LLP 600 Fourteenth Street NW Washington, D.C. 20005 (202) 220-1200 (202) 220-1665 (fax)

Approximate date of commencement of proposed sale of securities to the public:
As soon as practical after the effective date of this Registration Statement.

        If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated June 9, 2006

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus

3,000,000 Shares

KMG CHEMICALS, INC.

Common Stock

        We are selling 1,500,000 shares of our common stock and the selling shareholders are selling 1,500,000 shares of our common stock. We will not receive any of the proceeds from the sale of common stock sold by the selling shareholders. Our common stock is listed on the Nasdaq National Market under the trading symbol "KMGB." On June 7, 2006, the last reported sale price of our common stock was $9.08 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

	Price to Public	Underwriting Discounts and Concessions	Proceeds to KMG	Proceeds to Selling Shareholders

Per share	$	$	$	$

Total	$	$	$	$

        The underwriters may also purchase up to an additional 225,000 shares from us and 225,000 shares from the selling shareholders at the public offering price, less underwriting discounts and concessions, within 30 days from the date of this prospectus to cover overallotments.

        Neither the Securities and Exchange Commission, nor any state securities commission or other regulatory body, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        Delivery of the shares will be made on or about            , 2006.

BOENNING & SCATTERGOOD, INC.
STERNE, AGEE & LEACH, INC.
The date of this prospectus is , 2006.

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Forward-Looking Statements
Use of Proceeds
Dividend Policy
Price Range of Common Stock
Capitalization
Selected Historical Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Principal and Selling Shareholders
Description of Capital Stock
Shares Eligible for Future Sale
Underwriting
Where You Can Find More Information
Legal Matters
Experts
Index to Consolidated Financial Statements

        You should rely only on the information contained in this prospectus. We have not, and the selling shareholders and underwriters have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, prospects and other information may have changed since this date.

i

PROSPECTUS SUMMARY

        This summary highlights information described in more detail later in this prospectus, but does not contain all of the information you should consider. Therefore, you should also read this entire prospectus, including the risks of investing in our common stock discussed in the section entitled "Risk Factors" and the consolidated financial statements and related notes appearing elsewhere in this prospectus before investing in our common stock. References in this prospectus to "KMG," the "company," "us," "our" or "we" are to KMG Chemicals, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Company Overview

        We manufacture, formulate and globally distribute specialty chemicals. We grow by purchasing product lines and businesses that operate in segments of the specialty chemical industry that:

  •
  provide an opportunity to obtain a significant share of the market segment through further acquisitions and organic growth;

  •
  are of a size that larger industry participants generally find too small to be attractive;

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  have niche products with well established and proven commercial uses;

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  offer products that have moved well beyond their discovery phase and into their consolidation phase and require little or no on-going research and development expenditures; and

  •
  have significant barriers to entry.

        We have acquired and currently operate businesses engaged in the industrial wood preserving and agrochemical segments. We are a leading seller of the wood preserving chemicals pentachlorophenol, or penta, and creosote to industrial customers who use these preservatives primarily to extend the useful life of utility poles and railroad crossties. We are the only supplier of penta in North America, and we believe we are the only major supplier of creosote in the United States to wood treaters who do not produce creosote for their internal use. We are also developing a growing presence as a seller of agrochemicals, which include animal health pesticides and agricultural chemicals. Our animal health pesticides are used on cattle, swine and poultry to protect these animals from flies and other pests. Our agricultural chemicals include an herbicide used primarily for weed control in cotton and sugarcane fields and along highways.

        For the twelve months ended April 30, 2006, we generated revenues of $68.7 million and net income of $4.2 million. On April 30, 2006, we had total long-term debt, including the current portion, of $20.0 million, cash and cash equivalents of $1.7 million and total stockholders' equity of $35.8 million.

Business Strategy

        Our goal is to continue to profitably grow in a manner that increases shareholder value. Our business strategies to achieve this are:

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  Acquire. When we identify market segments exhibiting the characteristics described above, we systematically approach participants and offer to acquire product lines and businesses that we believe provide us the opportunity to capture a significant share of the market.

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  Optimize. We seek to increase the profitability of our businesses by focusing on customer satisfaction, pricing policies, consolidating operations, managing raw material purchases and reducing overhead.

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  Grow. Once we have entered a new market segment, we grow both organically and through additional strategic acquisitions. Our organic growth results primarily from expanding into new geographic markets, increasing the penetration of our products within the markets we serve, and extending our product lines through new and alternative offerings.

        We maintain a conservative balance sheet and adequate cash reserves, which we believe provides us an opportunity to execute our business strategy through all business and economic cycles.

Key Competitive Strengths

        We believe we are well positioned to execute our business strategy because of the following competitive strengths:

  •
  Proven Acquisition Program. We have a history of successful growth by consistently executing our business strategy. Since fiscal year 2002, we have completed six acquisitions. We believe that this track record has established our reputation within the chemical industry as a credible acquirer. Our senior management team has extensive experience in executing acquisitions, allowing us to identify opportunities and quickly evaluate and complete transactions.

  •
  Substantial Market Share. We have a leading market position in our key business segments. We are the only supplier of penta in North America. We believe we are the only major supplier of creosote in the United States to wood treaters who do not produce creosote for their internal use. Our strong position in both products allows us to maintain operating margins that generate significant cash flow for reinvestment in our business. Our cash flow from operations has grown from $3.1 million in fiscal year 2003 to $7.6 million in fiscal year 2005.

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  Significant Barriers to Entry. We believe the limited size and number of participants in the market segments in which we operate, the cost to acquire the data necessary to register products with the Environmental Protection Agency and the capital investment necessary to construct new facilities make entry by new participants less likely.

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  Experienced Management Team. We believe the experience of our senior management team is unique for a company of our size. David L. Hatcher, our Chairman and Chief Executive Officer, J. Neal Butler, our President and Chief Operating Officer, and John V. Sobchak, our Chief Financial Officer, have an aggregate of over 60 years of experience in the chemical industry. In addition, several of our independent directors have been executive officers of chemical companies.

  •
  Unique Business Strategy. We believe few specialty chemical companies have adopted a business strategy similar to ours. While the industry as a whole is mature, our strategy has enabled us to successfully grow our business. Since 1996, we have grown our retained earnings at a compound annual rate of 23%.

Milestones

        We have entered new business lines and expanded our presence in our existing business lines through acquisitions. Significant milestones in the growth of our business are summarized below.

1998	Acquired significant creosote assets from Allied Signal, Inc.
2000	Acquired MSMA herbicide products from Zeneca Ag Products, Inc.
2002	Entered animal health business with acquisition of Rabon from Boehringer Ingelheim Vetmedica, Inc.
2003	Acquired the assets of Wood Protection Products, Inc., a key penta distributor.
2004	Acquired the creosote distribution assets of Trenton Sales, Inc.
2004	Expanded animal health business by acquiring Ravap from Boehringer Ingelheim Vetmedica, Inc.
2005	Acquired penta manufacturing assets from Occidental Chemical Company.
2006	Acquired U.S.-based animal health pesticide business of Boehringer Ingelheim Vetmedica, Inc.

Corporate Information

        We were incorporated in 1992 as a Texas corporation. Our principal executive offices are located at 10611 Harwin Drive, Suite 402, Houston, Texas 77036-1534 and our telephone number is (713) 600-3800. We have production and distribution facilities in Tuscaloosa, Alabama, Elwood, Kansas, and Matamoros, Mexico. Our website address is www.kmgchemicals.com. Information contained on, connected to or that can be accessed from our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

Common stock offered by us	1,500,000 shares, or 1,725,000 shares if the underwriters exercise their overallotment option in full.
Common stock offered by the selling shareholders	1,500,000 shares, or 1,725,000 shares if the underwriters exercise their overallotment option in full.
Common stock to be outstanding after this offering	10,322,856 shares, or 10,547,856 shares if the underwriters exercise their overallotment option in full.
Use of proceeds
We expect to receive approximately $12.3 million in net proceeds from this offering, or approximately $14.2 million if the underwriters exercise their overallotment option in full. We intend to use the net proceeds from this offering for working capital, to fund future acquisitions and for general corporate purposes. For more information, see "Use of Proceeds" on page 17.
We will not receive any of the proceeds from the sale of shares by the selling shareholders.
Dividend policy
We currently intend to pay cash dividends on our common stock. We declared and paid a semi-annual dividend in each of the first and third quarters of fiscal year 2006 of $0.0375 per share. For more information, see "Dividend Policy" on page 17.
Nasdaq National Market ticker symbol	KMGB.
Risk factors	For a discussion of certain risks associated with an investment in our common stock, see "Risk Factors" beginning on page 6.

        The number of shares of our common stock that will be outstanding after this offering is based upon 8,822,856 shares of our common stock outstanding as of May 31, 2006 and excludes:

  •
  747,450 shares of our common stock issuable as of May 31, 2006 upon exercise of outstanding options granted under our 1996 Stock Option Plan at a weighted average exercise price of $4.14 per share;

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  177,500 shares of our common stock issuable as of May 31, 2006 upon exercise of other outstanding options and warrants at a weighted average exercise price of $2.89 per share; and

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  48,400 shares issuable as of May 31, 2006 pursuant to restricted stock units granted under our 2004 Long-Term Incentive Plan.

        In addition, except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' overallotment option.

        After this offering, our directors, executive officers and shareholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately 61.5% of the outstanding shares of our common stock (58.3% if the underwriters exercise their overallotment option in full), including shares issuable on options exercisable within 60 days of May 31, 2006. David L. Hatcher, our Chairman and Chief Executive Officer, will beneficially own approximately 40.0% of the outstanding shares of our common stock (37.3% if the underwriters exercise their overallotment option in full). This concentration of ownership will enable these individuals to influence or control matters requiring shareholder approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions.

Summary Consolidated Financial Data

        The following table presents our summary consolidated historical financial data for the periods indicated. The data for each of the years ended July 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The data for the nine months ended April 30, 2005 and 2006 and as of April 30, 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus. For further information that will help you better understand the summary data, you should read this financial data in conjunction with the "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus and the consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected for any future periods.

	Year Ended July 31,			Nine Months Ended April 30,
	2005	2004	2003	2006	2005
	(Amounts in thousands, except per share data)
Statement of Operations Data:
Net sales	$59,168	$43,610	$35,536	$50,934	$41,425
Cost of sales	41,102	30,859	24,245	33,476	28,331

Gross profit	18,066	12,751	11,291	17,458	13,094
Selling, general and administrative expenses	12,664	9,636	8,149	11,619	9,214

Operating income	5,402	3,115	3,142	5,839	3,880
Interest expense	(620)	(364)	(162)	(781)	(402)
Other income	38	93	2	201	9

Total other income (expense)	(582)	(271)	(160)	(580)	(393)

Income before income tax	4,820	2,844	2,982	5,259	3,487
Income tax expense	(1,768)	(1,081)	(1,065)	(1,998)	(1,325)

Net income	$3,052	$1,763	$1,917	$3,261	$2,162

Earnings per share—basic	$0.39	$0.23	$0.26	$0.37	$0.28
Earnings per share—diluted	$0.37	$0.23	$0.25	$0.35	$0.27
Weighted average shares outstanding—basic	7,901	7,543	7,513	8,799	7,603
Weighted average shares outstanding—diluted	8,256	7,631	7,550	9,327	7,907
Cash Flow Data:
Cash flows from operating activities	$7,564	$3,735	$3,095	$4,781	$2,409
Cash flows from (used in) investing activities	(13,442)	(11,816)	(4,424)	(10,027)	(538)
Cash flows from (used in) financing activities	13,685	7,565	1,585	(1,810)	4,067
Depreciation and amortization	2,204	1,643	1,423	2,764	1,438
Capital expenditures on property, plant and equipment	(445)	(972)	(276)	(1,376)	(443)
As of April 30,
2006
(Amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,725
Total assets	67,017
Long-term debt, net of current portion	16,402
Total stockholders' equity	35,834

RISK FACTORS

        An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. We believe the risks and uncertainties described below are the most significant we face. The occurrence of any of the following risks could materially harm our business, financial condition or results of operations. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Relating to Our Business

We may experience a reduced demand for our wood preserving chemicals if the demand for the wood products on which those chemicals are used decreases, which may adversely affect our business, results of operations, cash flow and financial condition.

        Our wood preserving chemicals, penta and creosote, which represented 85% of our total revenues in fiscal year 2005, are sold into mature markets. The principal consumers of our wood preserving chemicals are industrial wood treating companies who use our products to protect wood utility poles and railroad crossties from insect damage and decay. Although these products are sold into relatively stable markets, the demand for treated wood generally increases or decreases with the financial strength and maintenance budgets of electric utilities and railroad companies.

        Penta is used primarily to treat utility poles in the United States. In recent years, utility pole demand has generally declined, as we believe electric utilities in the United States have reduced their maintenance spending due to competitive pressures arising from deregulation. Although utility pole demand has recently increased, deregulation may continue to negatively affect the utility pole market.

        The preservation of wood railroad crossties represents the largest market for creosote in the United States. We believe that since January 2001 average annual purchases of wood crossties by United States and Canadian railroads have ranged from approximately 14.0 million to 19.0 million. In fiscal year 2005, purchases were near the high end of this range. If the current purchase rate declines, or if railroads shift significantly to a greater use of non-wood ties, such as those made with concrete or plastic, we will experience a decline in our creosote sales.

        A decline in either utility pole or wood crosstie sales could have a material adverse effect on our business, financial condition and results of operations.

Increases in the price of our primary raw materials may decrease our profitability and adversely affect our liquidity and cash flow.

        Chlorine is a key component in the manufacture of penta. The price we pay for chlorine has more than quadrupled since fiscal year 2002. Although we have been able to achieve significant price increases for penta since July 2002, these increases have not been sufficient to maintain the previous profitability of that product. High energy prices have increased the competition for creosote, since it can be burned as a fuel in certain markets. Historically, the cost of our creosote has increased annually.

        The price we pay for our raw materials has increased significantly in the last several years, and we have not always been able to fully and timely pass those increases through to our customers. In the future, we may be unable to fully and timely pass on increases in our raw material costs, and raw material price increases may erode the profitability of our products by reducing our gross margins. Price increases for raw materials may also increase our working capital needs, which could adversely affect our liquidity and cash flow. For these reasons, we cannot assure you that raw material cost increases will not have a material adverse effect on our financial condition and results of operations.

If our products are not re-registered by the EPA or are re-registered subject to new restrictions, our ability to sell our products may be curtailed or significantly limited.

        Our creosote, penta and monosodium and disodium methanearsonic acids, or MSMA, products and many of our animal health products are presently undergoing re-registration review by the EPA under The Federal Insecticide, Fungicide and Rodenticide Act. We have submitted and will submit a wide range of scientific data to support our U.S. registrations. In order to be re-registered, we are required to demonstrate, among other things, that our products will not cause unreasonable adverse effects on human health or the environment when used according to approved label directions. The EPA has issued its preliminary risk assessments for creosote, penta and MSMA, and has identified certain risks to human health and the environment. Alone and with other registrants of those products, we have provided and will provide comments and data on the preliminary risk assessment to show to the EPA that our products do not pose unreasonable risk to human health and the environment when used in accordance with approved label directions. We cannot assure you as to when or if the EPA will issue a final risk assessment concluding that our creosote and penta products, and our animal health pesticides and agricultural chemicals, do not pose an unreasonable risk to human health or the environment when used in accordance with approved label directions. We also cannot assure you as to when or if those products will be re-registered by the EPA, or if re-registered, what use or labeling restrictions might be required to obviate or mitigate risks identified by the EPA. Even if our products are re-registered by the EPA, we cannot assure you that our products will not be subject to further data submission requirements, or subject to use or labeling restrictions, that have an adverse effect on our financial position and results of operations. The failure of our current or future-acquired products to be re-registered by the EPA or the imposition of new use, labeling or other restrictions in connection with re-registration would have a material adverse effect on our financial condition and results of operations.

Our products may be rendered obsolete or less attractive by changes in regulatory, legislative, and industry requirements or by supply-chain driven pressures to shift to environmentally preferable alternatives.

        Changes in regulatory, legislative and industry requirements, or changes driven by supply-chain pressures, may shift current customers away from products using penta, creosote or certain of our other products and toward alternative products that are believed to have fewer environmental effects. The EPA, foreign and state regulators, local governments, private environmental advocacy organizations and a number of large industrial companies have proposed or adopted policies designed to decrease the use of a variety of chemicals, including penta, creosote and others included in certain of our products. Our ability to anticipate changes in regulatory, legislative, and industry requirements, or changes driven by supply-chain pressures, will be a significant factor in our ability to remain competitive. Further, we may not be able in the future to comply with changed or new regulatory or industrial standards that may be necessary for us to remain competitive.

        We cannot assure you that the EPA, foreign and state regulators and local governments will not restrict the uses of penta, creosote or certain of our other products or ban the use of one or more of these products, or that the companies who use our products may decide to significantly reduce or cease the use of our products voluntarily. As a result, our products may become obsolete or less attractive to our customers.

We are dependent on a limited number of suppliers for cosolvent, creosote and one of our animal health pesticides, the loss of any one of which could have a material adverse effect on our financial condition and results of operations.

        We depend on two major suppliers for the cosolvent needed to produce the liquid formulation of our penta product. Both of these suppliers produce cosolvent as a byproduct of a process intended to manufacture a higher value product. Changes in that process or in market conditions affecting the higher value product could materially affect the availability or price of cosolvent. Our creosote is supplied primarily by two suppliers. There are no other significant suppliers of creosote for the North American market. We have one major supplier and one minor supplier of the tetrachlorvinphos active ingredient for our Rabon and Ravap products, and only one supplier for each of the two other active ingredients in our animal health pesticides.

        If we were to lose any of these suppliers, we might have difficulty securing a replacement supplier at reasonable cost, and no assurance can be given that such loss would not have a material adverse effect on our financial condition and results of operations.

Weather may adversely impact our ability to conduct business.

        The supplier of approximately one-half of our creosote is based in Europe. As such, we are dependent on terminals located in coastal areas for the importation of a substantial portion of the creosote we use. These terminals are vulnerable to hurricanes and other adverse weather conditions that have the potential to cause substantial damage to terminal facilities and interrupt our importation of creosote. For example, in 2005 Hurricane Katrina forced us to temporarily close our terminal in New Orleans, Louisiana and locate an interim substitute terminal. We cannot assure you that adverse weather conditions will not affect our importation of creosote in the future, the occurrence of which could have a material adverse effect on our financial condition and results of operations.

If we are unable to identify, fund and execute new acquisitions, we will not be able to execute a key element of our business strategy.

        Our strategy is to grow primarily by acquiring additional businesses and product lines. We cannot assure you that we will be able to identify, acquire or profitably manage additional businesses and product lines, or successfully integrate any acquired business or product line without substantial expenses, delays or other operational or financial difficulties. Financing for acquisitions may not be available, or may be available only at a cost or on terms and conditions that are unacceptable to us. Further, acquisitions may involve a number of special risks or effects, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, legal liabilities, impairment of acquired intangible assets and other one-time or ongoing acquisition-related expenses. Some or all of these special risks or effects could have a material adverse effect on our financial and operating results. In addition, we cannot assure you that acquired businesses or product lines, if any, will achieve anticipated revenues and earnings.

        The consideration we pay in connection with an acquisition also may affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash or obtain debt or equity financing. To the extent that we issue shares of our capital stock or other rights to purchase shares of our common stock as consideration for an acquisition or in connection with the financing of an acquisition, including options or other rights, our existing common shareholders may be diluted, and our earnings per share may decrease.

If we are unable to successfully position ourselves in smaller niche markets, our business may be adversely affected.

        We are positioned in smaller niche markets that have been or are being abandoned by larger chemical companies. These markets tend not to attract larger chemical companies due to lower volume demand. As a result, larger chemical companies have been divesting themselves of products and businesses that fall into these smaller markets where our acquisition efforts are focused. Larger companies sometimes market and sell newer competing products using other technologies or containing different active ingredients, and their sales efforts may shift demand to these newer products and depress sales of the older products. Thus, we cannot assure you that we will be successful or continue to be successful in niche markets.

The specialty chemical industry is highly competitive, and we may not be able to compete effectively with our competitors, which could adversely impact our results of operations.

        The specialty chemical industry is highly competitive. Competition in specialty chemicals is based upon a number of considerations, such as the size of our competitors, competition for raw materials, product innovation, product range and quality, relationships with customers, reliability of delivery, technical support and distribution capability, and price. Among the participants in the specialty chemical industry are some of the world's largest chemical companies and major integrated petroleum companies that have their own raw material resources. Some of these companies may be able to produce products more economically than we can. In addition, some of our competitors have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. If any of our current or future competitors develops proprietary technology that enables them to produce products at a significantly lower cost, our technology could be rendered uneconomical or obsolete. Increased competition in any of our business segments could compel us to reduce the price we receive for our products, which could result in reduced profit margins and/or loss of market share.

Restrictions in our debt agreements could limit our growth and our ability to respond to changing conditions.

        Our revolving credit facility and the senior credit facility with Wachovia Bank, N.A. contain a number of significant covenants which affect our ability to take certain actions and restrict our ability to incur additional debt. These include covenants that prohibit acquisitions that are not approved by Wachovia Bank. In addition, our revolving credit facility requires us to maintain certain financial ratios and satisfy certain financial condition tests, which may require us to take action to reduce our debt or take some other action to comply with them.

        These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that these restrictive covenants impose on us.

        A breach of any of these covenants would result in a default under the applicable debt agreement. A default, if not waived, could result in acceleration of the debt outstanding under the agreement and in a default with respect to, and acceleration of, the debt outstanding under our other debt agreements. The accelerated debt would become immediately due and payable. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us.

The distribution and sale of our products is subject to prior governmental approvals and thereafter ongoing governmental regulation.

        Our products are subject to laws administered by federal, state and foreign governments, including regulations requiring registration, approval and labeling of our products. The labeling requirements restrict the use and type of application for our products. More stringent restrictions could make our products less desirable which would adversely affect our sales and profitability. All of our products are subject to the EPA's registration and re-registration requirements, and are conditionally registered in accordance with the Federal Insecticide, Fungicide and Rodenticide Act. Those registration requirements are based, among other things, on data demonstrating that the product will not cause unreasonable adverse effects on human health or the environment when used according to approved label directions. All states where our products are used also require registration before they can be marketed or used in that state.

        Governmental regulatory authorities have required, and may require in the future, that certain scientific testing and data production be provided on our products. We have and are currently furnishing certain required data relative to our products. Under the Federal Insecticide, Fungicide and Rodenticide Act, the federal government requires registrants to submit a wide range of scientific data to support U.S. registrations. This requirement significantly increases our operating expenses, and we expect those expenses will continue in the future. Because scientific analyses are constantly improving, we cannot determine with certainty whether or not new or additional tests may be required by regulatory authorities. While Good Laboratory Practice standards specify the minimum practices and procedures which must be followed in order to ensure the quality and integrity of data related to these tests submitted to the EPA, there can be no assurance that the EPA will not request certain tests or studies be repeated. In addition, more stringent legislation or requirements may be imposed in the future. We can provide no assurance that our resources will be adequate to meet the costs of regulatory compliance, or that the cost of such compliance will not adversely affect our profitability.

We are subject to extensive environmental laws and regulations and may incur costs that have a material adverse effect on our financial condition as a result of violations of or liabilities under environmental laws and regulations.

        Like other companies involved in environmentally sensitive businesses, our operations and properties are subject to extensive and stringent federal, state, local and foreign environmental laws and regulations, including those concerning, among other things:

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  the treatment, storage and disposal of wastes;

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  the investigation and remediation of contaminated soil and groundwater;

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  the discharge of effluents into waterways;

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  the emission of substances into the air; and

  •
  other matters relating to environmental protection and various health and safety matters.

        The EPA and other federal and state agencies, as well as comparable agencies in Mexico and in other countries where we sell our products, have the authority to promulgate regulations that could have a material adverse impact on our operations. These environmental laws and regulations may require permits for certain types of operations, requires the installation of expensive pollution control equipment, place restrictions upon operations or impose substantial liability for pollution resulting from our operations. We expend substantial funds to minimize the discharge of hazardous materials in the environment and to comply with governmental regulations relating to protection of the environment. Compliance with environmental and health and safety laws and regulations has resulted in ongoing costs for us, and could restrict our ability to modify or expand our facilities or continue production, or require us to install costly pollution control equipment or incur significant expenses, including remediation costs. We have incurred, and expect to continue to incur, significant costs to comply with environmental and health and safety laws. Federal, state and foreign governmental authorities may seek fines and penalties, as well as injunctive relief, for violation of the various laws and governmental regulations, and could, among other things, impose liability on us for cleaning up the damage resulting from a release of pesticides, hazardous materials or other chemicals into the environment.

Our use of hazardous materials exposes us to potential liabilities.

        Our manufacturing and distribution of chemical products involve the controlled use of hazardous materials. Our operations, therefore, are subject to various associated risks, including chemical spills, discharges or releases of toxic or hazardous substances or gases, fires, mechanical failure, storage facility leaks and similar events. Our suppliers are subject to similar risks which may adversely impact the availability of raw materials. While we adapt our manufacturing and distribution processes to the environmental control standards of regulatory authorities, we cannot completely eliminate the risk of accidental contamination or injury from hazardous or regulated materials, including injury of our employees, individuals who handle our products or goods treated with our products, or others who claim to have been exposed to our products, nor can we completely eliminate the unanticipated interruption or suspension of operations at our facilities due to such events. We may be held liable for significant damages or fines in the event of contamination or injury, and such assessed damages or fines could have a material adverse effect on our financial performance and results of operations.

Our business success depends significantly on the reliability and sufficiency of our manufacturing facilities.

        Our revenues depend significantly on the continued operation of our manufacturing facilities. The operation of our facilities involves risks, including the breakdown, failure, or substandard operation or performance of equipment, power outages, explosions, fires, natural disasters and other unscheduled downtime. The occurrence of material operational problems or the loss or shutdown of our facilities over an extended period of time due to these or other events could have a material adverse effect on our financial performance and operating results.

Our business is subject to many operational risks for which we may not be adequately insured.

        We cannot assure you that we will not incur losses beyond the limits of, or outside the coverage of, our insurance policies. From time to time, various types of insurance for companies in the chemical industry have not been available on commercially acceptable terms or, in some cases, have been unavailable. In addition, we cannot assure you that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

        We maintain limited insurance coverage for sudden and accidental environmental damages. We do not believe that insurance coverage for environmental damages that occur over time is available at a reasonable cost. Also, we do not believe that insurance coverage for the full potential liability that could be caused by sudden and accidental incidences is available at a reasonable cost. Accordingly, we may be subject to an uninsured or under-insured loss in such cases.

We may experience a reduction in demand for creosote if our customers dilute creosote with fuel oil prior to treating.

        If creosote begins selling at a premium to fuel oil, it is likely that some of our customers would dilute creosote with fuel oil. The potential for dilution with fuel oil is a limiting factor on our ability to price creosote. If dilution were to occur on a widespread basis, we could see a significant decline in our creosote sales. A decline in creosote sales could have a material adverse effect on our results of operations.

Our business may be adversely affected by cyclical and seasonal effects.

        In general, the chemical industry is cyclical and product demand for certain products is seasonal. Many of our products are used in industries that are cyclical in nature. Changes affecting these industries can adversely affect our revenues and margins. Seasonal usage of our chemical products follows varying agricultural seasonal patterns, weather conditions and weather-related pressure from pests, as well as customer marketing programs and requirements. Weather patterns can have an impact on our sales, particularly sales of our agricultural chemicals. The end users of some of our products may, because of weather patterns, delay or intermittently suspend field work during the planting season which may result in a reduction in the use of some products and therefore reduce our revenues and profitability. There can be no assurance that we will adequately address any adverse seasonal effects.

We depend on our senior management team and the loss of any member could adversely affect our operations.

        Our success is dependent on the management and leadership skills of our senior management team, including David L. Hatcher, our Chairman and Chief Executive Officer, J. Neal Butler, our President and Chief Operating Officer, John V. Sobchak, our Chief Financial Officer, and Roger C. Jackson, our General Counsel. The loss of any member of our senior management team or an inability to attract, retain and maintain additional qualified personnel could prevent us from implementing our business strategy. We cannot assure you that we will be able to retain our existing senior management personnel or attract additional qualified personnel when needed.

If we are unable to successfully negotiate with the labor unions representing our employees, we may experience a material work stoppage.

        Approximately two-thirds of our full-time employees who work at our facility in Matamoros, Mexico, where penta and certain other products are produced, are represented under a labor contract that is negotiated annually. We cannot assure you that a new agreement will be reached each year without union action, or that a new agreement will be reached on terms satisfactory to us. An extended work stoppage, slowdown or other action by our employees could significantly disrupt our business. Future labor contracts may be on terms that result in higher labor costs to us, which also could adversely affect our results of operations.

We are subject to possible risk of terrorist attacks which could adversely affect our business.

        Since September 11, 2001, there have been increasing concerns that chemical manufacturing facilities and railcars carrying hazardous chemicals may be at an increased risk of future terrorist attacks. Additionally, federal, state and local governments have begun a regulatory process that could lead to new regulations impacting the security of chemical industry facilities and the transportation of hazardous chemicals. Our business could be adversely impacted if a terrorist incident were to occur at any chemical facility or while a railcar or tank truck was transporting chemicals. In addition, our business could be affected due to the cost of complying with new regulations. We are not insured against terrorist attacks, and there can be no assurance that losses that could result from a terrorist attack on one of our facilities, railcars or tank trucks would not have a material adverse effect on our business, results of operations and financial condition.

        Additionally, our business depends on the free flow of products and services through the channels of commerce. Recently, in response to terrorist activities and threats aimed at the United States, transportation, mail, financial and other services have been slowed or stopped altogether. Further delays or stoppages in transportation, mail, financial or other services could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we may experience an increase in operating costs, such as costs for transportation, insurance and security as a result of the activities and potential activities. We may also experience delays in receiving payments from payers that have been affected by the terrorist activities and potential activities. The United States economy in general is being adversely affected by the threat of terrorist activities and any economic downturn could adversely impact our results of operations, impair our ability to raise capital or otherwise adversely affect our ability to grow our business.

We are subject to risks inherent in foreign operations, including changes in social, political and economic conditions.

        We have facilities in the United States and Mexico, and generate a portion of our sales in foreign countries, primarily in Latin America. In fiscal year 2005, our production facilities in Matamoros, Mexico comprised approximately 83% of our property, plant and equipment, and approximately 2% of our net sales were in foreign countries. Like other companies with foreign operations and sales, we are exposed to market risks relating to fluctuations in interest rates and foreign currency exchange rates. We are also exposed to risks associated with changes in the laws and policies governing foreign investments in Mexico and, to a lesser extent, changes in United States laws and regulations relating to foreign trade and investment. While such changes in laws, regulations and conditions have not had a material adverse effect on our business or financial condition, we cannot assure you as to the future effect of any such changes.

Risks Related to this Offering and Our Common Stock

Our principal shareholder has the ability to influence the election of our board of directors and the outcome of most matters submitted to our shareholders.

        As of May 31, 2006, David L. Hatcher, our Chairman and Chief Executive Officer, owned 5,382,303 shares, representing 61% of our outstanding common stock. Upon completion of this offering, Mr. Hatcher will own 4,126,936 shares, representing 40.0% of our outstanding common stock (3,938,631 shares and 37.3% if the underwriters' overallotment option is exercised in full), but will retain the ability to influence the election of our board of directors and the outcome of most other issues submitted to shareholders for approval. Mr. Hatcher will also have the practical ability to block a change of control or other business combination that may be economically beneficial to our other shareholders. We cannot assure you that your interests and the interests of Mr. Hatcher will not conflict.

There is not an active trading market for our common stock which may adversely affect your ability to resell your shares.

        The trading volume of our common stock is very low. The average daily volume of our common stock during the three month period ended May 31, 2006 was approximately 3,668 shares. We cannot assure you as to the future level of liquidity of the trading market for our common stock. We also cannot assure you that you will be able to sell our common stock at a particular time or that the prices that you receive when you sell will be favorable. The limited nature of the market for our common stock may result in a discount in the price of our common stock to reflect its reduced liquidity and its greater price volatility.

The price of our common stock has been volatile.

        The market price of our common stock has been, and is likely to continue to be, volatile and subject to wide fluctuations. From February 1, 2006 through May 31, 2006, the highest sales price of our common stock has been $9.96 and the lowest sales price of our common stock has been $8.13. Due to the relatively illiquid market for our common stock, sales of small volumes of our common stock or a slight increase in the demand for our common stock can greatly affect the market price of our common stock. Other factors that could affect our market price include the following:

  •
  quarterly variations in our results of operations;

  •
  future public announcements concerning our business and operations;

  •
  changes in stock market analyst recommendations or earnings estimates regarding our common stock;

  •
  strategic actions, such as acquisitions by us or our competitors;

  •
  new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

  •
  significant sales of our common stock;

  •
  the acquisition or loss of our major customers or suppliers;

  •
  additions or departures of key personnel;

  •
  changes in market valuations of specialty chemical companies generally; and

  •
  changes in accounting standards, policies, guidance, interpretations or principles.

A decline in the market price of our common stock could cause you to lose some or all of your investment.

Future sales of our common stock could cause our stock price to fall.

        As of May 31, 2006, we had 8,822,856 shares of common stock outstanding, excluding treasury shares. Upon completion of this offering, we will have 10,322,856 shares of common stock outstanding (10,547,856 if the underwriters' overallotment is exercised in full), excluding 144,263 treasury shares. All 3,000,000 shares of our common stock to be sold in this offering (3,450,000 shares if the underwriters' overallotment option is exercised in full) will be freely tradable following the completion of the offering. In addition, upon completion of this offering, approximately 5,103,593 shares of common stock will be owned by our executive officers and directors (4,878,593 shares if the underwriters' overallotment option is exercised in full). An additional 570,050 shares of common stock may be acquired by our officers and directors within 60 days of May 31, 2006 upon the exercise of stock options. The shares of common stock held or that may be acquired by our executive officers and directors may be sold in the public markets at any time following expiration of the lock-up agreements described elsewhere in this prospectus, subject to the volume and other limitations of Rule 144 under the Securities Act. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the public market after this offering or the perception that these sales could occur.

        We also may issue additional equity securities in order to fund acquisitions and for other purposes. To the extent we do so, existing shareholders may experience substantial dilution, particularly if the terms of such issuance include discounts to market prices or the issuance of convertible securities that convert into shares of our common stock on a discounted basis. Such issuances may also cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts and firms publish about us or our business. Currently, only one securities firm has published reports on our company. If additional analysts or firms do not initiate and continue to publish reports on our company, or if the securities firm that has covered us in the past ceases coverage or fails to regularly publish reports on us in the future, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are not obligated to pay dividends on our common stock and various factors may hinder the declaration and payment of dividends in the future.

        Although we have paid dividends on our common stock in the past, and we currently intend to pay cash dividends in the future, we are not obligated to pay any dividends and shareholders are not guaranteed to receive dividends. The payment of dividends is subject to the discretion of our board of directors, and the board may decide at any time to decrease the amount and/or frequency of dividend payments or even discontinue dividend payments entirely. Various factors may cause the board to determine not to pay dividends, including our profitability, capital requirements, financial condition, growth, business opportunities, earnings and cash flows, contractual and legal restrictions, the tax treatment of dividends, and such other factors as our board of directors may consider relevant. In addition, our assets consist primarily of investments in our operating subsidiaries. Our ability to pay dividends depends upon cash dividends and distributions or other transfers we receive from our subsidiaries, who are under no obligation to make any distributions or pay any dividends to us. The ability of our subsidiaries to make distributions or transfers to us may be restricted or inhibited by factors similar to those identified above.

If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our reputation, financial condition and the value of our common stock may be adversely affected.

        Beginning with our report for the fiscal year ending July 31, 2007, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 10-K, which is to include management's assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. That report will also be required to include a statement that our independent auditors have issued an attestation report on management's assessment of our internal control over financial reporting and on the effectiveness of those controls.

        In order to achieve compliance with Section 404 within the prescribed period, management has engaged outside consultants and adopted a detailed project work plan to assess the adequacy of our internal control over financial reporting, remediate any control weaknesses that may be identified, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. However, we may not be able to complete the work necessary for our management to issue its management report in a timely manner, or any work that will be required for our management to be able to report that our internal control over financial reporting is effective. In addition, our independent auditors may not be able to issue an attestation report on management's assessment and on the effectiveness of those controls. Our failure to comply with Section 404, including issuing the management report and obtaining the attestation report, may materially adversely affect our reputation, our financial condition and the value of our common stock.

FORWARD-LOOKING STATEMENTS

        Some of the information in this prospectus may contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about us and our industry. These forward-looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate may occur in the future, including such things as future capital expenditures, business strategy, competitive strengths, goals, growth of our business and operations, plans and references to future successes may be considered forward-looking statements. Also, when we use words such as "anticipate," "believe," "estimate," "intend," "plan," "project," "forecast," "may," "should," "expect," "probably" or similar expressions, we are making forward-looking statements. Our forward-looking statements speak only as of the date made and we will not update forward-looking statements unless the securities laws require us to do so.

        Some of the key factors which could cause our future financial results and performance to vary from those expected include:

  •
  the loss of our primary customers;

  •
  our ability to implement productivity improvements, cost reduction initiatives or facilities expansions;

  •
  market developments affecting, and other changes in, the demand for our products and the introduction of new competing products;

  •
  availability or increases in the price of our primary raw materials or active ingredients;

  •
  the timing of planned capital expenditures;

  •
  our ability to identify, develop or acquire, integrate into our operations, and market additional product lines and businesses necessary to implement our business strategy and our ability to finance such acquisitions and development;

  •
  the condition of the capital markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

  •
  cost and other effects of legal and administrative proceedings, settlements, investigations and claims, including environmental liabilities which may not be covered by indemnity or insurance;

  •
  the ability to obtain registration and re-registration of our products under applicable law;

  •
  the political and economic climate in the foreign or domestic jurisdictions in which we conduct business; and

  •
  other United States or foreign regulatory or legislative developments which affect the demand for our products generally or increase the environmental compliance cost for our products or impose liabilities on the manufacturers and distributors of such products.

        The information contained in this prospectus, including the information set forth under the heading "Risk Factors," identifies additional factors that could cause our results or performance to differ materially from those we express or imply in our forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions and, therefore, the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements which are included in this prospectus, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the 1,500,000 shares of our common stock we are selling in this offering will be approximately $12.3 million, based on an offering price of $9.08 per share, which was the closing price per share of our common stock on June 7, 2006, after deducting underwriting discounts and concessions and estimated offering expenses. If the underwriters' overallotment option offered by us of 225,000 shares is exercised in full and we sell an additional 225,000 shares, we estimate that we will receive net proceeds of approximately $14.2 million.

        We currently intend to use the net proceeds from this offering for working capital, to fund future acquisitions and for general corporate purposes. We currently have no commitments, agreements or understandings relating to any acquisitions. The amount and timing of our expenditures will depend on a variety of factors, including the amount of cash generated by our operations, the nature and timing of acquisitions and competitive developments. Our management will have broad discretion in the application of the net proceeds we receive from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending these uses, we plan to invest the net proceeds of this offering in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. Our investment objective regarding these net proceeds is capital preservation and liquidity such that the proceeds are readily available to fund our operations as needed.

        We will not receive any of the proceeds from the sale of shares by the selling shareholders. All of the net proceeds of sales of shares by the selling shareholders will be retained by the selling shareholders.

DIVIDEND POLICY

        We currently intend to pay out a cash dividend on our common stock. We declared and paid a semi-annual dividend of $0.0375 per share in each of the first and third quarters of fiscal year 2006. The future payment of dividends, however, will be within the discretion of the board of directors and depends on our profitability, capital requirements, financial condition, growth, business opportunities, earnings and cash flows, contractual and legal restrictions, the tax treatment of dividends, and such other factors as our board of directors may consider relevant.

PRICE RANGE OF COMMON STOCK

        Since May 1, 2006, our common stock has been quoted on the Nasdaq National Market under the symbol "KMGB." Prior to that date, our common stock was traded on the Nasdaq Capital Market under the same symbol. The following table sets forth:

  •
  the high and low sale prices for our common stock as reported by the Nasdaq National Market during the period from May 1, 2006 through June 7, 2006;

  •
  the high and low sale prices for our common stock as reported by the Nasdaq Capital Market for each quarter in fiscal years 2004 and 2005 and for the first, second and third quarters of fiscal year 2006; and

  •
  the semi-annual dividends we declared and paid during fiscal years 2004, 2005 and 2006.

	Price Range
			Cash Dividend Per Share
	High	Low
Fiscal Year 2004
First Quarter	$3.30	$2.68	$0.0300
Second Quarter	4.66	1.82	-0-
Third Quarter	5.10	2.88	0.0300
Fourth Quarter	4.04	2.64	-0-
Fiscal Year 2005
First Quarter	$3.83	$2.16	$0.0350
Second Quarter	9.71	3.19	-0-
Third Quarter	10.23	5.27	0.0350
Fourth Quarter	8.87	5.98	-0-
Fiscal Year 2006
First Quarter	$9.87	$6.27	$0.0375
Second Quarter	8.65	6.25	-0-
Third Quarter	9.96	8.13	$0.0375
Fourth Quarter (through June 7, 2006)	9.67	8.67	-0-

        On June 7, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $9.08 per share. On May 31, 2006, there were 561 holders of record of our common stock.

CAPITALIZATION

        The following table sets forth our unaudited actual and as adjusted capitalization at April 30, 2006. The as adjusted column gives effect to the sale by us of 1,500,000 newly issued shares of common stock in this offering, based on an assumed offering price of $9.08 per share (based on the last reported sale price of our common stock on June 7, 2006) and the receipt of net proceeds of approximately $12.3 million after deducting underwriting discounts and concessions and estimated offering expenses payable by us (which includes a portion of the offering expenses resulting from the sale of shares in this offering by the selling shareholders). The actual price at which shares will be sold pursuant to this offering may be more or less than $9.08 per share, and such variation would affect portions of the as adjusted column in the following table. Depending on the extent of such variation, the effect on the as adjusted column could be material.

        This table should be read together with the sections of this prospectus entitled "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	April 30, 2006
	Actual	As adjusted
	(Amounts in thousands, except share and per share data)
Total debt	$20,047	$20,047
Stockholders' equity:
Undesignated preferred stock, $.01 par value: 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value: 40,000,000 shares authorized; 8,967,119 shares issued and 8,822,856 shares outstanding (actual); 10,467,119 shares issued and 10,322,856 shares outstanding (as adjusted)	$90	$105
Additional paid-in capital	9,560	21,829
Cost of treasury stock, 144,263 shares	(721)	(721)
Accumulated other comprehensive income	58	58
Retained earnings	26,847	26,847

Total stockholders' equity	$35,834	$48,118

        The number of shares of common stock immediately outstanding after this offering is based on 8,822,856 shares outstanding as of May 31, 2006 on an actual basis and excludes:

  •
  747,450 shares of our common stock issuable as of May 31, 2006 upon exercise of outstanding options granted under our 1996 Stock Option Plan at a weighted average exercise price of $4.14 per share;

  •
  177,500 shares of our common stock issuable as of May 31, 2006 upon exercise of other outstanding options and warrants at a weighted average exercise price of $2.89 per share; and

  •
  48,400 shares issuable as of May 31, 2006 pursuant to restricted stock units granted under our 2004 Long-Term Incentive Plan.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table shows selected historical consolidated financial data for the five fiscal years ended July 31, 2005 and for the nine months ended April 30, 2006 and 2005. The financial data for each of the three years in the period ended July 31, 2005, 2004 and 2003 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The financial data for the years ended July 31, 2002 and 2001 are derived from our audited consolidated financial statements. The financial data for each of the nine month periods ended April 30, 2006 and 2005 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future period. You should read this financial data in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

	Year Ended July 31,					Nine Months Ended April 30,
	2005	2004	2003	2002	2001	2006	2005
	(Amounts in thousands, except per share data)
Statement of Operations Data:
Net sales	$59,168	$43,610	$35,536	$34,438	$35,791	$50,934	$41,425
Cost of sales	41,102	30,859	24,244	22,397	23,786	33,476	28,331

Gross profit	18,066	12,751	11,291	12,041	12,005	17,458	13,094
Selling, general & administrative expense	12,664	9,636	8,149	7,910	7,752	11,619	9,214

Operating income	5,402	3,115	3,142	4,131	4,253	5,839	3,880
Interest expense	(620)	(364)	(162)	(122)	(239)	(781)	(402)
Other income	38	93	2	321	245	201	9

Total other income (expense)	(582)	(271)	(160)	199	6	(580)	(393)
Income before income tax	4,820	2,844	2,982	4,330	4,259	5,259	3,487
Income tax expense	(1,768)	(1,081)	(1,065)	(1,645)	(1,619)	(1,998)	(1,325)

Net income	$3,052	$1,763	$1,917	$2,685	$2,640	$3,261	$2,162

Earnings per share—basic (1)	$0.39	$0.23	$0.26	$0.36	$0.35	$0.37	$0.28
Earnings per share—diluted (1)	$0.37	$0.23	$0.25	$0.36	$0.35	$0.35	$0.27
Weighted average shares outstanding—basic	7,901	7,543	7,513	7,512	7,539	8,799	7,603
Weighted average shares outstanding—diluted	8,256	7,631	7,550	7,549	7,592	9,327	7,907
Cash Flow Data:
Cash flows from (used in) operating activities	$7,564	$3,735	$3,095	$(417)	$1,550	$4,781	$2,409
Cash flows from (used in) investing activities	(13,442)	(11,816)	(4,424)	(1,379)	(4,191)	(10,027)	(538)
Cash flows from (used in) financing activities	13,685	7,565	1,585	(96)	(2,063)	(1,810)	4,067
Depreciation and amortization	2,204	1,643	1,423	1,391	1,128	2,764	1,438
Capital expenditures on property, plant and equipment	(445)	(972)	(276)	(1,361)	(2,441)	(1,376)	(443)
Balance Sheet Data:
Total assets	$61,103	$43,240	$32,337	$28,862	$27,760	$67,017	$50,352
Long-term debt, net of current portion	17,644	11,235	4,250	1,716	1,615	16,402	10,047
Total stockholders' equity	32,888	24,590	23,029	21,521	19,276	35,834	31,983

(1)
Earnings per share in fiscal years 2002 and 2001 are as adjusted for a stock dividend declared and paid in fiscal year 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Historical Consolidated Financial Data" section of this prospectus and our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the section entitled "Risk Factors" and elsewhere in this prospectus.

Introduction

        We manufacture, formulate and globally distribute specialty chemicals. We operate businesses engaged in industrial wood preservation and agrochemicals, including animal health pesticides and agricultural chemicals. Our wood preserving chemicals, penta and creosote, are used by our industrial customers primarily to extend the useful life of utility poles and railroad crossties. Our animal health pesticides are used on cattle, swine and poultry to protect these animals from flies and other pests. Our agricultural chemicals include an herbicide used primarily for weed control in cotton and sugarcane fields and along highways.

        Approximately 85% of our fiscal year 2005 revenues resulted from industrial wood preservation chemicals, with approximately 50% of those revenues attributable to creosote and 35% attributable to penta. Agrochemicals accounted for the remaining 15% of our fiscal year 2005 revenues, with 8% attributable to animal health pesticides and 7% attributable to our agricultural chemicals.

        Our results of operations are impacted by various competitive and other factors including:

  •
  fluctuations in sales volumes;

  •
  raw material pricing and availability;

  •
  our ability to acquire and integrate new products and businesses; and

  •
  the difference between prices received by us for our specialty chemical products and the costs to produce those products.

        Raw material prices have increased over the past several years, including the cost of our primary raw materials, chlorine, phenol, creosote and cosolvent. We have not always been able to pass these price increases on to our customers. As a result, the margins for some of our products have been reduced.

        Our sales volumes, especially those of our wood preserving chemicals, have increased as we have consolidated our market position and due to the continued strong demand for utility poles and railroad crossties.

        We experience large fluctuations in the quarterly sales volumes of our agricultural products due to seasonal agricultural patterns. As a result, our sales and earnings are typically higher in the second half of the fiscal year than in the first half.

Acquisitions

        A key element of our business strategy is to acquire businesses and assets that operate in segments of the specialty chemical industry exhibiting those characteristics we believe provide us with opportunities to grow our company in a manner that increases shareholder value. The acquisitions we have completed since 2003 are summarized below.

        In February 2006, we purchased certain assets of the animal health pesticides business of Boehringer Ingelheim. The assets we purchased included pesticide registrations for pesticides used on cattle, swine, poultry and livestock premises, a manufacturing and warehouse facility in Elwood, Kansas and related equipment. We also purchased the insecticides finished goods, raw materials and packaging inventory on hand at closing. The pesticides registrations acquired in the transaction are for the United States, Canada, Australia, Mexico and several other countries in Latin America, and they complement our existing animal health pesticides registrations. The new pesticides include a leading brand of insecticidal ear tags for cattle and several liquid and dust formulations for livestock and their premises. Through the end of fiscal year 2006, Boehringer Ingelheim will continue to market the purchased pesticides as our sole distributor in the United States pursuant to a transition agreement with us. The purchase price was approximately $8.9 million, including $2.7 million of inventory. We financed the acquisition entirely with available cash.

        In June 2005, we purchased certain penta assets from Basic Chemicals Company, LLC, a wholly-owned subsidiary of Occidental Chemical. The assets we purchased included product registrations and data, manufacturing equipment and certain other assets. The product registrations we acquired in the transaction are for the United States and Canada. Following this acquisition, we became the sole producer of penta in North America. Basic Chemicals Company acquired the penta assets from Vulcan Materials Company immediately prior to our purchase as part of a larger purchase of the chemicals business of Vulcan Materials Company. The purchase price was $13.4 million, payable with $3.4 million from available cash at closing, and a $10.0 million promissory note. The promissory note is payable in five equal annual principal installments of $2.0 million plus interest at 4% per annum.

        In fiscal year 2004, we made three acquisitions with an aggregate purchase price of approximately $11.6 million. In December 2003, we purchased certain penta distribution assets of Wood Protection Products. As part of the purchase, we also granted an option to acquire 175,000 shares of our common stock, exercisable at $2.50 per share. The acquisition included distribution and plant equipment, inventory, penta product registrations and a consulting and non-compete agreement with the principal shareholder of Wood Protection Products. We primarily financed the cash portion of the purchase price with a $6.0 million term loan.

        In June 2004, we purchased creosote product registrations from Trenton Sales. In connection with our purchase, we entered into a long term supply agreement with Lufkin Creosoting Co., an affiliate of Trenton Sales, under which we sell Lufkin Creosoting its creosote requirements for its wood treating operations. We also assumed Trenton Sales' long term creosote supply agreement with a Mexican producer of creosote. Although we had been purchasing creosote from the same Mexican creosote producer prior to the acquisition, the acquisition increased our purchases of that lower cost creosote supply. We also purchased the Ravap trade name and inventory from Boehringer Ingelheim in June 2004. The creosote distribution and Ravap acquisitions were completed using available cash, borrowings under our revolving loan and by increasing one of our senior term loans by $3.0 million.

Results of Operations

Three and Nine Month Periods Ended April 30, 2006
compared with Three and Nine Month Periods Ended April 30, 2005

Segment Data

        Segment data is presented for our four segments for the three and nine month periods ended April 30, 2006 and 2005.

	Three Months Ended April 30,		Nine Months Ended April 30,
	2006	2005	2006	2005
	(Amounts in thousands)
Revenues
Penta	$6,502	$5,116	$20,309	$14,845
Creosote	8,966	6,952	23,402	21,177
Animal health pesticides	3,864	1,664	4,778	3,004
Agricultural chemicals	1,684	1,622	2,445	2,399

	$21,016	$15,354	$50,934	$41,425

Depreciation and amortization
Penta	$601	$186	$1,727	$451
Creosote	73	73	220	220
Animal health pesticides	112	35	181	116
Agricultural chemicals	208	204	615	612

	$994	$498	$2,743	$1,399

Income (loss) from operations
Penta	$2,171	$1,581	$6,359	$4,732
Creosote	1,686	764	2,989	2,179
Animal health pesticides	945	395	988	516
Agricultural chemicals	(17)	172	(637)	(504)

	$4,785	$2,912	$9,699	$6,923

        You should read the foregoing segment data in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Net Sales Revenue and Gross Profit

        Net sales revenue for the third quarter of fiscal year 2006 increased by 36.9% to $21.0 million as compared with $15.4 million in the third quarter of fiscal year 2005. Net sales revenue for the first nine months of fiscal year 2006 increased by 23.0% to $50.9 million from $41.4 million in the same period of the prior year. For the third quarter of fiscal year 2006, 24.5% of the increase in net sales revenue came from our penta segment, 35.6% came from our creosote segment and 38.9% came from our animal health pesticides segment. For the first nine months of fiscal year 2006, 57.5% of the increase in net sales revenue came from our penta segment, 23.4% from our creosote segment and 18.7% from our animal health pesticides segment.

        In the third quarter of fiscal year 2006, penta net sales revenues increased by $1.4 million from $5.1 million in the same period of the prior year, or 27.1%, and creosote net sales revenues increased by $2.0 million from $7.0 million in the same period of the prior year, or 29.0%. For the first nine months of fiscal year 2006, net sales revenue from penta increased $5.5 million, or 36.8% from $14.8 million in the same period of the prior year, while creosote net sales revenues increased by approximately $2.2 million, or 10.5% from $21.2 million in the same period of the prior year.

Approximately $1.6 million of the penta increase in the first nine months of fiscal year 2006 resulted from greater sales of penta blocks to customers of Vulcan Materials Company, certain of whose penta assets we acquired in June 2005 when that company exited the penta business. The balance of the penta revenue increase resulted from increased demand for penta-treated poles from utilities. Our creosote sales volume decreased significantly early in fiscal year 2006 because of the disruption in operations caused by Hurricanes Katrina and Rita, despite rebounding strongly toward the end of the first quarter. Although creosote volume in the third quarter of fiscal year 2006 was up over the same period of the prior year, volume was flat for the first nine months of fiscal year 2006 as compared to the prior year period. Our creosote revenues expanded due to price increases. We believe that strong demand from major railroads for crossties treated with creosote will continue in the near term.

        Animal health pesticides net sales revenues increased by $2.2 million, or by 132.2%, in the third quarter of fiscal year 2006 to $3.9 million from $1.7 million in the same period of the prior year, and increased by $1.8 million, or by 59.1%, to $4.8 million in the first nine months of fiscal year 2006 as compared with $3.0 million in the same period of the prior year. Revenue from the animal health pesticides and agricultural chemicals segments is seasonal and weighted to the third and fourth fiscal quarters. In fiscal year 2005, a significant purchase by a major animal health pesticide customer occurred in the second quarter, rather than in the third, and that purchase materially affects the quarterly comparison. Approximately $1.2 million of the increase in the third quarter and in the first nine months of fiscal year 2006 over the prior year periods is attributable to our purchase in February 2006 of certain assets of the animal health pesticide business of Boehringer Ingelheim. Agricultural chemicals net sales revenue increased by $62,000, or by 3.8%, to $1.7 million in the third quarter of fiscal year 2006 from $1.6 million in the same period of the prior year, and increased by $46,000, or by 1.9%, remaining at $2.4 million for the first nine months of fiscal year 2006. Seasonal usage of animal health pesticides and agricultural chemicals is dependent on varying seasonal patterns, weather conditions and weather-related pressure from pests, as well as customer marketing programs and requirements. Weather patterns can have an impact on our sales, particularly sales of agricultural chemicals. Because of weather patterns, the end users of some of our products may delay or intermittently suspend field work during the planting season which may result in a reduction of the use of some products and therefore reduce our revenues and profitability. The combined revenues from products subject to significant seasonal variations represented less than 20% of our fiscal year 2005 revenues.

        Gross profit increased by $2.2 million, or by 46.8%, to $6.9 million in the third quarter of fiscal year 2006 from $4.7 million in the same quarter of the prior year. Gross profit increased by $4.4 million to $17.5 million in the first nine months of fiscal year 2006 from $13.1 million in the same period of the prior period, an increase of 33.3%. Gross profit as a percentage of sales increased to 32.7% for the third quarter in fiscal year 2006 from 30.5% for the same quarter in fiscal year 2005. For the first nine months of fiscal year 2006, gross profit increased to 34.3% of sales from 31.6% for the same period in fiscal year 2005. The margin improvement came from increased sales of higher margin penta products, and from improved creosote pricing. Although we purchased certain additional product lines in the third quarter of fiscal year 2006 from Boehringer Ingelheim, it will continue to market the purchased product lines during the remainder of fiscal year 2006 pursuant to a transition agreement with us, and we expect the product lines will have only a minor positive effect on gross profit in fiscal year 2006. Although margins improved in the third quarter and in the first nine months of fiscal year 2006, we believe margins will continue to be adversely impacted in fiscal year 2006 by high penta raw material costs. Other companies may include certain of the costs that we record in cost of sales in selling, general and administrative expenses, and may include certain of the costs that we record in selling, general and administrative expenses as a component of cost of sales, resulting in a lack of comparability between our gross profit and that reported by other companies.

Selling, General and Administrative Expenses

        Selling, general, and administrative expenses increased $777,000 in the third quarter of fiscal year 2006 to $3.6 million, or 17.3% of net revenue, from $2.9 million, or 18.6% of net revenue, for the same quarter of the prior fiscal year. Over the first nine months of fiscal year 2006, these expenses increased by $2.4 million to $11.6 million from $9.2 million in the same period of the prior fiscal year, an increase of 26.1%. Selling, general and administrative expenses were 22.8% of net revenues in the first nine months of fiscal year 2006 and 22.2% of net revenue in that period in the prior fiscal year. Although distribution expense declined in the third quarter of fiscal year 2006 as compared to the prior year because we shifted to pricing at our plant from pricing on a delivered basis for certain of our products, distribution expense increased over the first nine months of fiscal year 2006 based upon greater penta volume. We also experienced increased expense for amortization of penta intangibles acquired in fiscal year 2005, and for supply chain disruptions caused by Hurricanes Katrina and Rita. For the first nine months of fiscal year 2006, approximately $160,000 of the increase was due to increased penta distribution expenses and approximately $1.3 million was due to increased amortization expense. We temporarily lost the use of our creosote terminal near New Orleans due to Hurricane Katrina and incurred additional expense for a substitute interim terminal. We also began amortizing previously issued options and deducting for shares issued to directors and employees, incurring additional expense in fiscal year 2006 of approximately $305,000 over the prior fiscal year.

Interest Expense

        Interest expense was $257,000 in the third quarter of fiscal year 2006 as compared with $139,000 in the same quarter of fiscal year 2005, and $781,000 for the first nine months of fiscal year 2006 as compared to $402,000 in the same period of the prior fiscal year. Most of the increase was due to a $10.0 million promissory note we provided as part of the consideration we paid for our penta assets acquisition in June 2005.

Income Taxes

        Our effective tax rate was 38.0% in the first nine months of fiscal years 2006 and 2005.

Fiscal Year 2005 compared with Fiscal Year 2004 and
Fiscal Year 2004 compared with Fiscal Year 2003

Segment Data

        Segment data is presented for our four segments for the three fiscal years ended July 31, 2005, 2004 and 2003.

	Year Ended July 31,
	2005	2004	2003
	(Amounts in thousands)
Revenues:
Penta	$20,806	$15,539	$10,526
Creosote	29,199	20,929	18,495
Animal health pesticides	5,059	3,463	2,806
Agricultural chemicals	4,104	3,679	3,709

	$59,168	$43,610	$35,536

Depreciation and amortization:
Penta	$886	$438	$272
Creosote	298	271	267
Animal health pesticides	150	60	35
Agricultural chemicals	817	807	782

	$2,151	$1,576	$1,356

Income (loss) from operations:
Penta	$6,102	$4,955	$4,104
Creosote	2,933	1,453	2,110
Animal health pesticides	1,015	867	827
Agricultural chemicals	(368)	(716)	(730)

	$9,682	$6,559	$6,311

        You should read the foregoing segment data in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Segment Revenue

        Penta segment net sales revenues increased by $5.3 million to $20.8 million in fiscal year 2005 from $15.5 million in fiscal year 2004, or a 34% increase, primarily from additional volume from our penta acquisitions from Basic Chemicals Company late in fiscal year 2005 and from Wood Protection Products in December 2003. We believe that the two acquisitions increased penta segment revenues by approximately $3.6 million in fiscal year 2005, a 68% increase in penta sales over the prior fiscal year. Creosote segment revenues increased by $8.3 million in fiscal year 2005 from $20.9 million in fiscal year 2004, a 40% increase. Approximately $6.8 million of the increase was the result of greater volume in fiscal year 2005 due to increased demand from railroads for crossties treated with creosote. We also benefited from our acquisition of creosote distribution assets in late fiscal year 2004. Animal health pesticides segment sales revenues increased by $1.6 million in fiscal year 2005 from $3.5 million in fiscal year 2004, or a 46% increase, due to greater volume. Approximately 45% of the increase was due to the acquisition of the Ravap product line, and we benefited from improved market acceptance of our Rabon products. Sales revenue in agricultural chemicals increased by $425,000 to $4.1 million in fiscal year 2005 from $3.7 million in fiscal year 2004, or a 12% increase. This increase was attributable both to greater volume and higher prices.

Segment Income (Loss) from Operations

        Income from penta segment operations increased by $1.1 million to $6.1 million in fiscal year 2005 from $5.0 million in fiscal year 2004, or an increase of 23%, due to higher revenue. Penta segment costs continue to be under pressure from high raw material prices. In fiscal year 2005, creosote segment income from operations increased by $1.4 million to $2.9 million from $1.5 million in fiscal year 2004, or an increase of 102%, most of which was attributable to price increases. Animal health pesticides segment income from operations increased by $148,000 to $1.0 million in fiscal year 2005 from $867,000 in fiscal year 2004, or an increase of 17%. Animal health pesticides segment volume increased, but increased sales and distribution expense as well as amortization of the Ravap trade name reduced the effect of the greater volume. Although the agricultural chemicals segment continued to show an operating loss in fiscal year 2005, the loss narrowed to $368,000 due to increased volume and higher prices.

Net Sales Revenue and Gross Profit

        Fiscal Year 2005 vs. Fiscal Year 2004.    Net sales revenue increased from $43.6 million in fiscal year 2004 to $59.2 million in fiscal year 2005, an increase of 36%. Increased net penta sales accounted for approximately one-third of the increase. Penta volume increased significantly in fiscal year 2005 due to the penta acquisitions from Basic Chemicals Company late in fiscal year 2005 and from Wood Protection Products in December 2003, which together had a positive impact of approximately $3.6 million on our net sales revenue. Approximately one half of our increase in net sales revenue came from increased creosote sales, principally due to increased volume, which resulted from increased demand for wood crossties from railroads. We also benefited from the acquisition of creosote distribution assets from Trenton Sales. Because we completed that acquisition in June 2004, it did not have a significant impact on our net sales until fiscal year 2005.

        Net sales revenue from animal health pesticides and agricultural chemicals also increased in fiscal year 2005 as compared with fiscal year 2004. We experienced increased volume in animal health pesticides sales, due to improved Rabon sales and the Ravap product we acquired in the fourth quarter of fiscal year 2004. Agricultural chemicals sales also improved. Sales of these products are seasonal, and occur primarily in the second half of our fiscal year. Seasonal usage follows varying agricultural seasonal patterns, weather conditions and weather related pressure from pests, and customer marketing programs and requirements. As previously discussed, weather patterns can have an impact on our sales, particularly sales of agricultural chemicals. The end users of some of our products may, because of weather patterns, delay or intermittently disrupt field work during the planting season which may result in a reduction of the use of some products and therefore reduce our revenues and profitability. The combined revenues from products subject to seasonal variations represented less than 20% of our total annual revenues. Their peak selling season is during the last two quarters of the fiscal year, and revenue and profit are concentrated in these periods.

        Gross profit increased from $12.8 million, or 29.2% of sales in fiscal year 2004, to $18.0 million, or 30.5% of sales in fiscal year 2005. Because other companies may include certain of the costs that we record in cost of sales in selling, general and administrative expenses, and may include certain of the costs that we record in selling, general and administrative expenses as cost of sales, our gross profit may not be comparable to that reported by other companies.

        The margin improvement in fiscal year 2005 resulted from increased volume of sales of higher margin penta products and from creosote price increases. Margins will continue to be impacted in fiscal year 2006 by the high raw material costs used to produce penta. Spending on penta raw materials (particularly chlorine and phenol) in fiscal year 2005 as compared to the average prices paid over the previous five years increased costs to approximately $2.0 million that year. We have not been able to pass along the entire increased cost of these raw materials, and our margins on penta products have suffered. We expect penta raw material costs will continue at high levels throughout fiscal year 2006, maintaining pressure on our margins.

        Fiscal Year 2004 vs. Fiscal Year 2003.    Net sales revenue increased from $35.5 million in fiscal year 2003 to $43.6 million in fiscal year 2004, an increase of 23%. Approximately half of the increase came from increased penta sales. Penta volume increased significantly as a result of our acquisition of the distribution business of Wood Protection Products, which we estimate increased our net sales revenue in fiscal year 2004 by approximately $3.9 million. Penta net sales revenue also increased over the prior fiscal year due to our June 2003 penta price increase, which increased our net sales revenue by approximately $1.1 million. The remainder of our improved net sales revenue came primarily from greater creosote sales volume due to increased demand by the major railroads for crossties treated with creosote. Net sales revenue from animal health pesticides and agricultural chemicals increased in fiscal year 2004 as compared with fiscal year 2003 due to greater animal health pesticides volume. We acquired animal health pesticides for the first time in mid-fiscal year 2003, and first experienced the benefit of a full selling season in fiscal year 2004.

        Gross profit increased from $11.3 million, or 31.8% of sales in fiscal year 2003, to $12.8 million, or 29.2% of sales in fiscal year 2004. In December 2003, we entered into a long term supply agreement with the other United States producer of penta in order to support the increased sales volume resulting from our acquisition of the distribution business of Wood Protection Products. Although we have since acquired the other penta producer, purchases of penta blocks from the other producer adversely affected penta margins in fiscal year 2004 because that product was more costly to us than the penta blocks we produced. Margins were also impacted in fiscal year 2004 by the higher penta raw material costs that first began to impact us in May 2002. Gross margins on wood preserving chemicals were also adversely impacted by increased creosote costs for imported product and by a greater reliance in fiscal year 2004 than in fiscal year 2003 due to higher cost imported creosote.

Selling, General and Administrative Expenses

        Fiscal Year 2005 vs. Fiscal Year 2004.    Selling, general and administrative expenses increased from $9.6 million in fiscal year 2004 to $12.7 million in fiscal year 2005, an increase of 31%, attributable to greater penta and creosote sales volume from acquisitions. Performance-based incentive compensation and the addition of J. Neal Butler, our President and Chief Operating Officer, increased executive compensation expenses relative to fiscal year 2004 by approximately $700,000, amortization of intangibles associated with our recent acquisitions contributed approximately $656,000 to selling, general and administrative expenses in fiscal year 2005, and product regulatory expense increased by $129,000, from $861,000 in fiscal year 2004 to $990,000 in fiscal year 2005, an increase of 15%.

        Fiscal Year 2004 vs. Fiscal Year 2003.    For fiscal year 2004, selling, general and administrative expenses were $9.6 million, as compared with $8.2 million in fiscal year 2003, an increase of 18.0%. Distribution expenses associated with wood preserving chemicals increased by approximately $670,000 in fiscal year 2004, and selling expense increased by $167,000 in fiscal year 2004, in each case primarily due to increased sales volume. Amortization expense increased by $164,000, and product regulatory expenses increased by $156,000, in each case primarily as a result of our completed acquisitions.

Interest Expense

        Interest expense was $620,000 in fiscal year 2005 compared with $364,000 in fiscal year 2004 and $162,000 in fiscal year 2003. The increases have been due to increases in term loan borrowings to complete our acquisitions in wood preserving chemicals and animal health pesticides.

Gain on Sale of Securities

        We sold marketable securities for a gain of $115,000 in fiscal year 2004.

Income Taxes

        Our effective tax rate was 37% in fiscal year 2005, as compared to 38% in fiscal year 2004 and 36% in fiscal year 2003.

Liquidity and Capital Resources

Cash Flows

        Net cash from operating activities was $7.6 million in fiscal year 2005. Net income and the adjustment for depreciation and amortization accounted for $5.3 million of cash from operations in fiscal year 2005. Accounts receivable increased by $1.2 million from $6.8 million in fiscal year 2004, an increase of 16.9%, as a result of higher sales revenue, but inventories decreased by $1.8 million from $6.7 million in fiscal year 2004, a decrease of 27.5%, due to tighter management controls. Accrued liabilities increased cash by approximately $800,000, due to performance-based compensation increases and estimated tax payments. Net cash from operating activities was $4.8 million for the first nine months of fiscal year 2006. Net income of $3.3 million, an increase of $3.1 million in trade accounts payables, and depreciation and amortization expense of $2.8 million have been the main contributors to net cash thus far in fiscal year 2006. These factors were offset by $3.6 million as we built inventories from seasonal lows. In the first nine months of fiscal year 2005, net cash from operating activities was $2.4 million on net income of $2.2 million.

        Net cash used in investing activities was $13.4 million in fiscal year 2005 and $11.8 million in fiscal year 2004. We used net cash to complete acquisitions in our penta segment in fiscal year 2005 and our penta, creosote and animal health pesticides segments in fiscal year 2004. Our purchases totaled $13.4 million in 2005 and $10.8 million in fiscal year 2004. Net cash used in investing activities in the first nine months of fiscal year 2006 was $10.0 million and was used for the purchase of certain assets from Boehringer Ingelheim and for the expansion of penta production capacity at our facility in Matamoros, Mexico.

        We added $13.7 million in net cash from financing activities in fiscal year 2005 and $7.6 million in fiscal year 2004. In fiscal year 2005, we sold 1.2 million shares of our common stock at a price of $5.00 per share. The net proceeds from the sale were $5.7 million. To finance our acquisition of the penta business from Basic Chemicals Company, we incurred $10.0 million in seller-financed indebtedness. Principal repayments on indebtedness in fiscal year 2005 were $1.5 million. In fiscal year 2004, we borrowed $8.9 million in a refinancing of our senior credit facility to finance acquisitions and repaid $885,000 during the year. We also paid cash dividends of $529,000 in fiscal year 2005 and $452,000 in fiscal year 2004. In the first nine months of fiscal year 2006, $1.2 million in net cash was used to make principal payments on our borrowings and $660,000 was paid in cash dividends. It is our policy to pay dividends from available cash after taking into consideration our profitability, capital requirements, financial condition, growth, business opportunities and other factors which our board of directors may deem relevant.

Working Capital

        We have a working capital line of credit under a revolving credit facility with Wachovia Bank (which acquired our former lender, SouthTrust Bank). At April 30, 2006, we had no borrowings under that facility. Under that credit facility, we may borrow up to the lesser of $5.0 million or the sum of 80% of eligible accounts receivable plus a portion of our inventory. The amount available under the facility at April 30, 2006 was $5.0 million. The revolving credit facility contains representations and warranties and affirmative and negative covenants, including a limitation that without consent our equity investments or loans cannot exceed $250,000. The revolving credit facility also requires that we satisfy the same financial covenants as our two term loans. The revolving credit facility expires on December 31, 2007. We anticipate no difficulties in renewing this facility.

Long Term Obligations

        Our purchase of the other supplier's penta business in fiscal year 2005 was financed in part by a $10.0 million promissory note payable to the seller. The promissory note is payable in five equal annual principal installments of $2.0 million plus interest at 4% per annum. The first installment is payable on June 7, 2006, and subsequent installments are payable on the same date each year thereafter until the promissory note is paid in full. The principal balance of the promissory note was $10.0 million at April 30, 2006.

        Our purchase of the Rabon animal health pesticides business in fiscal year 2003 and our acquisitions in fiscal year 2004 were financed in part by two term loans under a senior credit facility with Wachovia Bank. The aggregate principal balance of the two term loans was $11.2 million at the end of fiscal year 2005 and $10.0 million at April 30, 2006. One term loan is being amortized monthly over ten years but the maturity date is December 20, 2007. The loan carries interest at a varying rate equal to LIBOR plus 1.8%; however, in February 2003, we entered into an interest rate swap transaction with our lender which effectively fixed the interest rate at 5.0% for the remainder of the term. The principal balance outstanding on that loan was $3.7 million at the end of fiscal year 2005 and $3.4 million at April 30, 2006. Our second term loan was in the original principal amount of $6.0 million, but it was refinanced in June 2004 to reflect an additional $3.0 million advance to fund acquisitions. The principal amount of that loan is being repaid monthly over seven years at varying installment amounts, but the maturity date is June 1, 2009. The second term loan carries interest at a varying rate initially equal to LIBOR plus 1.75%. The margin over LIBOR is dependent upon a financial leverage ratio and can vary between 1.75% and 2.25%. For fiscal year 2006, the margin over LIBOR for this term loan is expected to be between 1.75% and 2.25%. The principal balance outstanding on the loan was $7.5 million at the end of fiscal year 2005 and $6.6 million at April 30, 2006.

        The two term loans require us to satisfy certain financial covenants, but those covenants were amended in June 2005. The amendment eliminated minimum tangible net worth and liabilities to tangible net worth requirements, and revised our required coverage ratio of debt to earnings before interest, taxes, and depreciation. The revised requirement is that our coverage ratio of funded debt to earnings before interest, taxes, and depreciation be not greater than 3.0 to 1.0 as of July 31, 2005 and October 31, 2005, and not greater than 2.75 to 1.0 as of January 31, 2006 and at all times thereafter.

        We believe that our working capital, the seller-financed indebtedness, our term loans and revolving credit facility and the net proceeds of this offering adequately provide for our anticipated need for liquidity and capital resources through fiscal year 2007.

Capital Expenditures

        In fiscal year 2005 our capital expenditures, excluding acquisitions, were approximately $445,000, of which $111,000 was recovered through an insurance policy claim. For the nine months ended April 30, 2006, we had capital expenditures of approximately $1.4 million, which were mostly attributable to the expansion of our penta manufacturing facilities. In fiscal year 2004, our capital expenditures, excluding acquisitions, were approximately $972,000. Approximately 40% of our 2004 expenditures were incurred to dismantle and move the penta formulation and distribution equipment acquired from Wood Protection Products and to purchase an additional six acres of land next to our plant in Matamoros, Mexico for possible future expansion.

        Our capital expenditures and operating expenses for environmental matters, excluding testing, data submission and other costs associated with our product task force participation, were approximately $531,000 in fiscal year 2005, $514,000 in fiscal year 2004, and $517,000 in fiscal year 2003. We estimate that our capital expenditures and operating expenses for environmental matters, other than testing, data submission and other costs associated with our product task force participation will be approximately $825,000 in fiscal year 2006.

        We expensed approximately $990,000 for testing, data submission and other costs associated with our participation in product task forces in fiscal year 2005, and approximately $861,000 and $705,000 in fiscal years 2004 and 2003, respectively. The increasing expense was due to increased activity in the product reauthorization process being conducted by the EPA and the addition of the Rabon product line in December 2002. The EPA's work plan for its fiscal year ending September 2006 includes consideration of creosote, penta and MSMA for re-registration. For those reasons, we believe that total testing, data submission and other costs will be approximately $1.1 million in fiscal year 2006. Since environmental laws have traditionally become increasingly stringent, costs and expenses relating to environmental control and compliance may increase in the future. While we do not believe that the incremental cost of compliance with existing or future environmental laws and regulations will have a material adverse effect on our business, financial condition or results of operations, we cannot assure that costs of compliance will not exceed current estimates.

Contractual Obligations

        Our obligations to make future payments under contracts as of July 31, 2005 are summarized in the following table.

	Total	2006	2007	2008	2009	2010
	(Amounts in thousands)
Long-term debt	$21,235	$3,591	$3,663	$5,964	$6,017	$2,000
Operating leases	2,893	1,007	916	562	408	—
Other long-term liabilities (1)	219	—	—	—	219	—
Purchase obligations	2,016	2,016	—	—	—	—
Estimated interest payments on debt (2)	3,339	1,159	1,025	707	380	68
Estimated payments (receipts) under interest rate swap (2)	(138)	(47)	(65)	(26)	—	—

	$29,564	$7,726	$5,539	$7,207	$7,024	$2,068

(1)
Post retirement benefit obligations are included.

(2)
Estimated payments are based on forecast interest rates as of September 2005.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements, such as financing or unconsolidated variable interest entities.

New Accounting Rules

        In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), "Accounting for Share-Based Payments." FAS 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments, such as stock options granted to employees. We apply FAS 123(R) as a modified prospective method. Under this method, we are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. We adopted FAS 123(R) beginning on August 1, 2005.

        In November 2004, the FASB issued Statement No. 151, which revised Accounting Research Bulletin No. 43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Statement No. 151 requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, Statement No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. We adopted Statement No. 151 beginning August 1, 2005.

        In May 2005, the FASB issued Statement No. 154, "Accounting Changes & Error Corrections," which replaced APB Opinion No. 20 and FASB Statement No. 3. This statement changes the requirements for accounting and reporting of a voluntary change in accounting principles and changes required by an accounting pronouncement when the specific transition provisions are absent. This statement requires retrospective application to prior periods financial statements of changes in accounting principles. If it is impracticable to determine either the period-specific effect or the cumulative effect of the change, this statement requires that the new accounting principles be adopted prospectively from the earliest practicable date. Statement No. 154 is effective in the period that begins after December 15, 2005, and early adoption is permitted in the fiscal years beginning after Statement No. 154 was issued. We do not expect the new statement will have any material impact on our financial position and results of operations.

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments," which amends SFAS No. 133 and SFAS No. 140. SFAS No. 155 permits hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation to irrevocably be accounted for at fair value, with changes in fair value recognized in the statement of income. The fair value election may be applied on an instrument-by-instrument basis. SFAS No. 155 also eliminates a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS No. 155 is effective for those financial instruments acquired or issued after September 15, 2006. At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument will be recognized as a cumulative-effect adjustment to beginning retained earnings. We do not expect the new standard to have any material impact on our financial position and results of operations.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140." SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. The standard permits an entity to subsequently measure each class of servicing assets or servicing liabilities at fair value and report changes in fair value in the statement of income in the period in which the changes occur. SFAS No. 156 is effective for us as of August 1, 2007. We do not expect the new standard to have any material impact on our financial position and results of operations.

Critical Accounting Policies

        Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting principles that we believe are the most important to aid in fully understanding our financial results are the following:

        Revenue Recognition.    In general, we recognize revenue of our chemical products sold in the open market when risk of loss and title to the products transfers to our customers, which usually occurs at the time a shipment is made.

        Cost of Sales.    Cost of sales includes inbound freight charges, purchasing and receiving costs, inspection costs and internal transfer costs. In the case of products we manufacture, direct and indirect manufacturing costs and associated plant administrative expenses are included as well as laid-in cost of raw materials consumed in the manufacturing process.

        Allowance for Doubtful Accounts.    We provide an allowance for accounts receivable we believe we may not collect in full. A provision for bad debt expense recorded to selling, general and administrative expenses increases the allowance. Accounts receivable that are written off our books decrease the allowance. The amount of bad debt expense recorded each period and the resulting adequacy of the allowance at the end of each period are determined using a combination of our historical loss experience, customer-by-customer analyses of our accounts receivable balances each period and subjective assessments of our future bad debt exposure. Write-offs of accounts receivable balances have historically been insignificant.

        Inventories.    Inventories consist primarily of raw materials and finished goods that we hold for sale in the ordinary course of business. We use the first-in, first-out method to value inventories at the lower of cost or market. Management believes we have not incurred impairments in the carrying value of our inventories.

        Goodwill and Other Intangible Assets.    The initial recording of goodwill and other intangibles requires estimation of the fair value of assets and liabilities using fair value measurements, which include quoted market price, present value techniques (estimate of future cash flows), and other valuation techniques. Additionally, FASB Statement No. 142 requires goodwill and other intangible assets to be reviewed for possible impairment on an annual basis, or if circumstances indicate that an impairment may exist. Determining fair value and implied fair value is subjective and often involves the use of estimates and assumptions. These estimates and assumptions could have a significant impact on the recording of intangible assets, whether or not an impairment charge is recognized and also the magnitude of the impairment charge. Our estimates of fair value are primarily determined using present value techniques of projected future cash flows. This approach uses significant assumptions such as multi-year sales projections with associated expenses. We have performed impairment analyses on our goodwill and intangible assets of indefinite life, which indicated as of July 31, 2005 an impairment charge was not appropriate.

        Impairment of Long-lived Assets.    We review periodically the carrying value of our long-lived assets held and used and assets to be disposed of at least annually or more frequently when events and circumstances warrant such a review. The carrying value of long-lived assets is evaluated for potential impairment on a product line basis. We have concluded on the basis of our evaluation that our long-lived assets are not impaired.

Quantitative and Qualitative Disclosure About Market Risk

        We are exposed to certain market risks arising from transactions that are entered into in the ordinary course of business, primarily from changes in foreign exchange rates. We generally do not utilize derivative financial instruments or hedging transactions to manage that risk; however, we did enter into an interest rate swap transaction in February 2003 that effectively fixed the interest rate on one of our term loans at 5.0% for the remainder of the loan's term. An increase or decrease in interest rates would not affect our earnings or cash flow over the life of the term loan because the interest rate swap serves to fix the interest rate at 5.0%. Should the financial market's expectations for interest rates in the future increase, then the value of the swap, recorded as an asset on the consolidated balance sheets, would increase. Conversely, a decrease in the financial market's expectations for future interest rates would cause a decrease in the value of that recorded asset. It is possible that the future expectations for interest rates could decline enough to cause the swap to be recorded no longer as an asset, but as a liability, until the swap expires in December 2007.

BUSINESS

Company Overview

        We manufacture, formulate and globally distribute specialty chemicals. We grow by purchasing product lines and businesses that operate in segments of the specialty chemical industry that:

  •
  provide an opportunity to obtain a significant share of the market segment through further acquisitions and organic growth;

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  are of a size that larger industry participants generally find too small to be attractive;

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  have niche products with well established and proven commercial uses;

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  offer products that have moved well beyond their discovery phase and into their consolidation phase and require little or no on-going research and development expenditures; and

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  have significant barriers to entry.

        We have acquired and currently operate businesses engaged in the industrial wood preserving and agrochemical segments. We are a leading seller of the wood preserving chemicals penta and creosote to industrial customers who use these preservatives primarily to extend the useful life of utility poles and railroad crossties. We are the only supplier of penta in North America, and we believe we are the only major supplier of creosote in the United States to wood treaters who do not produce creosote for their internal use. We are also developing a growing presence as a seller of agrochemicals, which include animal health pesticides and agricultural chemicals. Our animal health pesticides are used on cattle, swine and poultry to protect these animals from flies and other pests. Our agricultural chemicals include an herbicide used primarily for weed control in cotton and sugarcane fields and along highways.

        For the twelve months ended April 30, 2006, we generated revenues of $68.7 million and net income of $4.2 million. On April 30, 2006, we had total long-term debt, including the current portion, of $20.0 million, cash and cash equivalents of $1.7 million and total stockholders' equity of $35.8 million.

Business Strategy

        Our goal is to continue to profitably grow in a manner that increases shareholder value. Our business strategies to achieve this are:

  •
  Acquire. When we identify market segments exhibiting the characteristics described above, we systematically approach participants and offer to acquire product lines and businesses that we believe provide us the opportunity to capture a significant share of the market.

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  Optimize. We seek to increase the profitability of our businesses by focusing on customer satisfaction, pricing policies, consolidating operations, managing raw material purchases and reducing overhead.

  •
  Grow. Once we have entered a new market segment, we grow both organically and through additional strategic acquisitions. Our organic growth results primarily from expanding into new geographic markets, increasing the penetration of our products within the markets we serve, and extending our product lines through new and alternative offerings.

        We maintain a conservative balance sheet and adequate cash reserves, which we believe provides us an opportunity to execute our business strategy through all business and economic cycles.

Key Competitive Strengths

        We believe we are well positioned to execute our business strategy because of the following competitive strengths:

  •
  Proven Acquisition Program. We have a history of successful growth by consistently executing our business strategy. Since fiscal year 2002, we have completed six acquisitions. We believe that this track record has established our reputation within the chemical industry as a credible acquirer. Our senior management team has extensive experience in executing acquisitions, allowing us to identify opportunities and quickly evaluate and complete transactions.

  •
  Substantial Market Share. We have a leading market position in our key business segments. We are the only supplier of penta in North America. We believe we are the only major supplier of creosote in the United States to wood treaters who do not produce creosote for their internal use. Our strong position in both products allows us to maintain operating margins that generate significant cash flow for reinvestment in our business. Our cash flow from operations has grown from $3.1 million in fiscal year 2003 to $7.6 million in fiscal year 2005.

  •
  Significant Barriers to Entry. We believe the limited size and number of participants in the market segments in which we operate, the cost to acquire the data necessary to register products with the Environmental Protection Agency and the capital investment necessary to construct new facilities make entry by new participants less likely.

  •
  Experienced Management Team. We believe the experience of our senior management team is unique for a company of our size. David L. Hatcher, our Chairman and Chief Executive Officer, J. Neal Butler, our President and Chief Operating Officer, and John V. Sobchak, our Chief Financial Officer, have an aggregate of over 60 years of experience in the chemical industry. In addition, several of our independent directors have been executive officers of chemical companies.

  •
  Unique Business Strategy. We believe few specialty chemical companies have adopted a business strategy similar to ours. While the industry as a whole is mature, our strategy has enabled us to successfully grow our business. Since 1996, we have grown our retained earnings at a compound annual rate of 23%.

Business Segments

        Wood Preserving Chemicals—Penta and Creosote Segments.    We supply penta and creosote to industrial customers who use these products to extend the useful life of wood, primarily utility poles and railroad crossties.

        Our penta products include penta blocks, flakes, solutions, sodium penta and hydrochloric acid, a byproduct of penta production. Penta is used primarily to treat electric and telephone utility poles, protecting them from insect damage and decay. We estimate that approximately 2.0 million treated utility poles are purchased each year by utility companies in the United States and that approximately 45% are treated with penta. We manufacture both solid penta blocks and penta flakes at our facility in Matamoros, Mexico. We sell solid penta to our customers, or make it into a liquid solution of penta concentrate at our Matamoros, Mexico and Tuscaloosa, Alabama facilities. In the United States, we sell penta primarily in Alabama, Arkansas, Georgia, Louisiana, Mississippi and Missouri. In addition, flaked penta is used to produce sodium penta. We sell sodium penta, which is not registered for use in the United States, to customers in Latin America who treat freshly cut lumber. The hydrochloric acid we produce as a byproduct of penta production is sold in Mexico for use in the steel and oil well service industries. Our penta segment constituted 35% of our net sales in fiscal year 2005, 36% in fiscal year 2004 and 30% in fiscal year 2003.

        Creosote is a wood preservative used to treat utility poles and railroad crossties. Creosote is produced by the distillation of coal tar, a by-product of the transformation of coal into coke. We believe that since January 2001, average annual purchases of wood crossties by United States and Canadian railroads have ranged from approximately 14.0 million to 19.0 million. Almost all wood crossties are treated with creosote. We believe that less than 10% of utility poles are treated with creosote annually. We sell creosote to wood treaters throughout the United States. Our creosote segment constituted 50% of our net sales in fiscal year 2005, 48% in fiscal year 2004 and 52% in fiscal year 2003.

        Agrochemicals—Animal Health Pesticides and Agricultural Chemicals Segments.    We sell animal health pesticides to protect cattle, swine and poultry from flies and other pests. These animal health pesticides include oral larvicides, ear tags, sprays and dust products. We manufacture these products at our Elwood, Kansas facility or under agreements with third-party formulators. These products are sold under the trade names Rabon, Ravap, Patriot and Annihilator, among others. We purchased the Rabon and Ravap product lines in fiscal years 2003 and 2004, respectively. The Rabon and Ravap products contain tetrachlorvinphos and include oral larvicides, insecticidal powders and liquid sprays. We sell these products in the United States and Canada. In February 2006, we expanded our presence in animal health pesticides by purchasing additional product lines, including ear tags for cattle, along with several liquid and dust formulations for livestock and their premises. These products are sold in the United States, Canada, Australia, Mexico and several other countries in Latin America. Our animal health pesticides segment comprised 8% of our net sales in each of fiscal years 2005, 2004 and 2003.

        In October 2000, we acquired our agricultural chemicals line from Zeneca Ag Products. Our agricultural chemicals contain MSMA, which is manufactured at our Matamoros, Mexico facility. Our MSMA herbicides are sold under the trade names Bueno 6 and Ansar 6.6. Bueno 6 is used primarily for weed control in cotton fields and Ansar 6.6 is used to control weeds along highways. We sell Bueno 6 primarily in the Southern United States and California and Ansar 6.6 to certain state agencies in the United States. Our MSMA products are also used in Latin America to protect cotton and sugarcane fields. Our agricultural chemicals segment constituted 7% of our net sales in fiscal year 2005, 8% in fiscal year 2004 and 10% in fiscal year 2003.

Suppliers

        We depend on outside suppliers for all of the raw materials needed to produce our penta products, and are subject to fluctuations in the price of those materials. The principal raw materials used for our penta products are chlorine, phenol and cosolvent, each of which we purchase from a limited number of suppliers. We purchase almost all of the creosote we sell under long term contracts from two suppliers, Koppers, Inc. and VFT Belgium N.V. Our creosote supply agreement with VFT Belgium provides that we purchase an agreed minimum volume of creosote in each calendar year at a mutually agreed price. Our other creosote supplier has been Reilly Industries, Inc. On April 28, 2006, Koppers acquired certain assets of Reilly's coal tar business, including our creosote supply agreement. We purchase approximately one-half of our creosote under that contract. Although Koppers did not purchase Reilly's production facilities, Koppers has assumed our creosote supply agreement. In calendar year 2006, we expect to receive a comparable volume of product from Koppers' existing facilities as we had previously received from Reilly at the previously agreed 2006 price. For subsequent years, prices and volumes will be determined by mutual agreement.

        We generally have more than one source for raw materials for our animal health pesticides and agricultural chemicals. However, we have only one major supplier of the tetrachlorvinphos active ingredient used in our Rabon and Ravap products, from whom we buy under a supply agreement, and one minor supplier for that ingredient. Our major supplier for the active ingredient in our Rabon products provides us quantities at an agreed price under a contract that expires in July 2006. We expect to be able to renew the agreement on acceptable terms. We also have only one supplier for two other animal health active ingredients, dichlorvos and endosulfan, but we have supply agreements for each of them. We believe that where we do not have supply contracts, the necessary raw materials are available from a variety of sources.

Customers

        We sell our wood treating chemicals and our agrochemicals to approximately 130 customers. One customer for our wood preserving chemicals, Koppers, accounted for approximately 10% of our revenues in fiscal year 2005 and 14% of our revenues in fiscal year 2004. Although Koppers recently acquired Reilly's coal tar business, we believe that Kopper's demand for our wood preserving chemicals will not be materially affected. In 2003, prior to their exit from the wood preserving business, sales to Kerr McGee Chemical Corp. accounted for approximately 18% of our revenues. In each of fiscal years 2005, 2004 and 2003, no other customers accounted for 10% or more of our revenues. Assuming that the level of overall demand for wood preserving chemicals remains the same, we do not believe that the loss of any major customer, including Koppers, would have a material adverse effect on sales of our wood preserving chemicals.

Marketing

        In the United States, we primarily market our wood preserving chemicals and animal health pesticides through five employees and one independent sales agent. In fiscal year 2004, we began selling our MSMA products exclusively through Drexel Chemical Company in the United States, and began producing MSMA for sale under their registration. In general, under our MSMA agreement with Drexel Chemical Company, we each cover our costs of production or sales and share equally in the profits. Outside the United States, we sell our products directly and through sales agents. Pursuant to a transition agreement expiring in July 2006, the animal health pesticides we purchased from Boehringer Ingelheim in February 2006 are being marketed and sold by Boehringer Ingelheim as our sole United States distributor. Upon expiration of this transition agreement, we will begin directly marketing these pesticides.

Geographical Information

        Sales made to customers in the United States comprised 98% of total revenues in fiscal year 2005, 97% in fiscal year 2004 and 96% in fiscal year 2003. The balance of our sales in each of those fiscal years was made to foreign customers, primarily in Latin America. As of the end of fiscal year 2005, our property, plant and equipment were allocated, based on book value, 17% in the United States and 83% in Mexico where our penta manufacturing facility is located.

Competition

        There are only a few firms competing with us in the sale of our wood preserving chemicals and our other products. We compete by selling our products at competitive prices and maintaining a strong commitment to product quality and customer service.

        The principal wood preserving chemicals for industrial users are penta, creosote and chromated copper arsenate, or CCA. We supply United States industrial users with both penta and creosote, but not CCA. We are the only manufacturer of penta in North America. Penta is used primarily to treat electric telephone and utility poles, to protect them from insect damage and decay. We estimate that approximately two million treated utility poles are purchased each year by utility companies in the United States. In addition, we estimate approximately 45% of that amount, or 900,000 utility poles, are treated with penta and 5%, or 100,000 utility poles, are treated with creosote. The balance are treated primarily with CCA. We believe that we have provided and will continue to provide the wood treating industry in the United States with most of its annual consumption of creosote not produced for internal use.

        In the animal health pesticides segment, we compete with several companies, particularly in the production and marketing of ear tags. Two firms, Albaugh, Inc. and Luxembourg-Pamol, Inc., compete with us in the sale of MSMA. In addition, we compete for product sales in weed control in cotton fields with several companies, including Monsanto Co., that sell glyphosate herbicides.

        Our wood preserving chemicals and our agrochemicals must be registered prior to sale under United States law. See "—Environmental and Safety Matters—Licenses, Permits and Product Registrations" on page 39. As a condition to registration, any company wishing to manufacture and sell these products must provide to the EPA substantial scientific research and testing data regarding the chemistry and toxicology of the products. This data must be generated by the applicant, or the applicant must purchase the information from other data providers. We believe that the cost of satisfying the data submission requirement serves as an impediment to the entry of new competitors, particularly those with lesser financial resources. While we have no reason to believe that the product registration requirement will be discontinued or materially modified, we cannot make any assurances as to the effect of such a discontinuation or modification on our competitive position.

Employees

        As of the end of fiscal year 2005, we had a total of 93 full-time employees. Fourteen of these employees worked at our corporate offices in Houston, Texas, 69 at the Matamoros facility, eight in Alabama and one in each of Louisiana and North Carolina. We added 12 employees in Elwood, Kansas when we purchased the animal health business which is operated from there. None of our employees in the United States are represented by a labor union. Approximately two-thirds of our employees in Mexico are represented under a labor contract, which was renewed in May 2006. We believe that we have good relations with our employees.

Environmental and Safety Matters

        Our operations are subject to extensive federal, state and local laws, regulations and ordinances in the United States and abroad relating to the generation, storage, handling, emission, disposal, transportation and discharge of certain materials, substances and waste into the environment, and various other health and safety matters. Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to civil, criminal and administrative penalties, injunctions or both. We must devote substantial financial resources to ensure compliance, and we believe that we are in substantial compliance with all the applicable laws and regulations.

        We anticipate that the regulation of our business operations under federal, state and local environmental regulations in the United States and abroad will increase and become more stringent over time. We cannot estimate the impact of increased and more stringent regulation on our operations, future capital expenditure requirements or the cost of compliance.

        United States Regulation.    The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, also known as the "Superfund" law, and comparable state laws generally impose joint and several liability for costs of investigation and remediation and for natural resource damages, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release into the environment of substances designated under the Comprehensive Environmental Response, Compensation and Liability Act as hazardous substances. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substance at the site. These liabilities can arise in association with the properties where operations were conducted, as well as in association with the disposal facilities where wastes were sent. Under CERCLA, such persons may be liable for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. Many states have adopted comparable or more stringent state statutes. In the course of our operations, we may have generated and may generate materials that fall within the Comprehensive Environmental Response, Compensation and Liability Act's definition of hazardous substances. We may be the owner or operator of sites on which hazardous substances have been released and may have generated hazardous substances that have been transported to or otherwise released upon offsite facilities. We may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act for all or part of the costs to clean up facilities at which such substances have been released by previous owners or operators and offsite facilities to which our wastes were transported and for associated damages to natural resources.

        The Federal Resource Conservation and Recovery Act, as amended and comparable state laws, regulate the treatment, storage, disposal, remediation and transportation of wastes including those designated as "hazardous wastes" under the Resource Conservation and Recovery Act. The EPA and various state agencies have limited the disposal options for these wastes and impose numerous regulations upon the treatment, storage, disposal, remediation and transportation of those wastes. It is possible that our operations may generate wastes that are subject to the Federal Resource Conservation and Recovery Act and comparable state statutes. Furthermore, wastes generated by our operations that are currently exempt from treatment as hazardous wastes may be designated in the future as hazardous wastes under the Federal Resource Conservation and Recovery Act or other applicable statutes and, therefore, may be subject to more rigorous and costly treatment, storage and disposal requirements.

        The Clean Water Act imposes restrictions and strict controls regarding the discharge of wastes into waters of the United States. The Clean Water Act, and comparable state laws, provide for civil, criminal and administrative penalties for unauthorized discharges of hazardous substances and of other pollutants. In the event of an unauthorized discharge of wastes, we may be liable for penalties and could be subject to injunctive relief.

        Our operations are also governed by laws and regulations relating to workplace safety and worker health, principally the Occupational Safety and Health Act and its regulations. The Occupational Safety and Health Act hazard communication standard, the EPA's community right-to-know regulations and similar state programs may require us to organize and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in substantial compliance with these applicable requirements.

        Mexico Regulation.    Our Matamoros facility and its operations in Mexico are subject to various environmental laws, regulations and ordinances promulgated by governmental authorities in Mexico. The Ministry of the Environment and Natural Resources (Secretariate de Medio Ambiente Y Recursos Naturales) is given overall responsibility for environmental regulation in Mexico. Secretariate de Medio Ambiente Y Recursos Naturales' responsibilities include enforcement of Mexico's laws and regulations concerning air and water emissions and hazardous waste treatment, storage and disposal. Secretariate de Medio Ambiente Y Recursos Naturales is given broad authority to enforce compliance with environmental laws and regulations and can require that operations be suspended pending completion of required remedial action.

        Licenses, Permits and Product Registrations.    Certain licenses, permits and product registrations are required for our products and operations in the United States, Mexico and other countries in which we do business. The licenses, permits and product registrations are subject to revocation, modification and renewal by governmental authorities. In the United States in particular, producers and distributors of chemicals such as penta, creosote, tetrachlorvinphos and MSMA are subject to registration and notification requirements under federal law (including under the Federal Insecticide, Fungicide and Rodenticide Act and the Toxic Substances Control Act, and comparable state law) in order to sell those products in the United States. Compliance with these requirements has had, and in the future will continue to have, a material effect on our business, financial condition and results of operations. Under The Federal Insecticide, Fungicide and Rodenticide Act, the registration system requires an ongoing submission to the EPA of substantial scientific research and testing data regarding the chemistry and toxicology of pesticide products by manufacturers. Under agreements with other industry participants, we share most research and testing costs pertaining to our chemical products. We incurred expenses of approximately $990,000 in fiscal year 2005, $861,000 in fiscal year 2004, and $705,000 in fiscal year 2003 in connection with the research, testing and other expenses related to our participation in several industry task forces.

        Environmental Regulatory Proceedings.    The Florida Department of Environmental Protection, or FDEP, is cleaning up a Florida site known as the Seminole Refinery/St. Marks Refinery Site. In October 2003, we received correspondence from the FDEP regarding past operations of Idacon, Inc. on this site. One of our subsidiaries purchased substantially all of Idacon's assets in 1988. This site is alleged to be contaminated with dioxins, pentachlorophenol and other contaminants. The FDEP alleged in its October 2003 letter that we may be responsible for violations at the site. We have received no further correspondence or demands from the FDEP. We cannot assure you that the FDEP will not designate us as a potentially responsible party.

        The EPA has listed the Star Lake Canal Superfund Site in Port Neches and Groves, Texas on the National Priorities List. In December 2002, we received a letter from the EPA addressed to Idacon, Inc. (f/k/a Sonford Chemical Company) notifying Idacon of potential liability under CERCLA in connection with this site. The letter requested reimbursement from Idacon for costs incurred by the EPA in responding to releases at the sites, equal to approximately $500,000 as of July 31, 2002. Idacon sold substantially all of its assets to one of our subsidiaries in 1988. We responded to a request for information from the EPA on the corporate history and relationship between us and Sonford Chemical Company in April 2003. We have received no additional correspondence from the EPA. However, on December 22, 2005, the EPA and certain potentially responsible parties entered an administrative order on consent which requires the implementation of a several year long remedial investigation and feasibility study. A remedy, if any, will not be selected until studies are complete, a proposed remedy plan is released for public comment, and the EPA issues a record of decision documenting the basis for selecting its remedy or decision that no further action is required. We cannot assure you that the EPA will not designate us as a potentially responsible party.

Properties

        We own or lease the following properties.

Location	Primary Use	Approximate Size	Owned/Leased	Lease Expiration Date
Houston, Texas	Corporate Office	8,000 square feet	Leased	March 31, 2009
Elwood, Kansas	Manufacture and Warehouse: Animal Health Pesticides	14.9 acres	Owned	N/A
Matamoros, Mexico	Manufacture and Warehouse: Penta and MSMA	13.0 acres	Owned	N/A
Tuscaloosa, Alabama	Formulation and Distribution: Penta	1.5 acres	Owned	N/A

        We manufacture and warehouse certain of our animal health pesticides at our Elwood, Kansas facility. We manufacture and warehouse penta products and MSMA products at our Matamoros, Mexico facility, and formulate and distribute penta solutions at our Tuscaloosa, Alabama facility. We believe that all of these properties are adequately insured, in good condition and suitable for their anticipated future use. We believe that if the lease for our corporate office is not renewed or is terminated, we can obtain other suitable facilities.

        We also have one long-term tank storage agreement with a commercial terminal facility where we store creosote for distribution, and have several storage agreements with commercial warehouses from which we distribute our agrochemicals. Our bulk storage terminal is on the Mississippi River in Avondale, Louisiana and is used primarily for creosote imported by us from Europe. In August 2005, we entered a short-term storage agreement to address the temporary disruption caused by Hurricane Katrina. If our tank storage agreement is not renewed or is terminated, we believe we can obtain other suitable facilities.

Legal Proceedings

        In the ordinary course of business, we are periodically a party to lawsuits. We do not believe that any resulting liability from existing legal proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition and operating results. However, future costs associated with legal proceedings could have a material adverse effect on our business, financial condition and operating results.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information with respect to our executive officers and directors as of May 31, 2006.

Name	Age	Position(s)
David L. Hatcher	63	Chief Executive Officer and Chairman
J. Neal Butler	54	President and Chief Operating Officer
Thomas H. Mitchell	61	Vice President—Sales
John V. Sobchak	46	Chief Financial Officer
Roger C. Jackson	54	Vice President, General Counsel and Secretary
George W. Gilman (1)	63	Director
Fred C. Leonard III (1)(2)	61	Director
Charles L. Mears (3)	66	Director
Charles M. Neff, Jr. (1)(2)(3)	60	Director
Richard L. Urbanowski (2)(3)	69	Director

(1)
Member of our Audit Committee

(2)
Member of our Compensation Committee

(3)
Member of our Nominating and Corporate Governance Committee

        David L. Hatcher has served as a member of our board of directors and our Chief Executive Officer since we acquired KMG-Bernuth, Inc. in October 1996, and as President from that time until March 2005. Mr. Hatcher has also served as a director and President of KMG-Bernuth, Inc. since 1985. Mr. Hatcher has worked in the wood treating industry since 1980 for predecessors and affiliates of KMG-Bernuth, Inc. in various capacities, including as an engineer, general manager and President. Mr. Hatcher also currently serves as a director of Sterling Bancshares, Inc., a publicly-held banking and financial services company.

        J. Neal Butler currently serves as our President and Chief Operating Officer. He joined us in 2004 as our Chief Operating Officer and became President in March 2005. Mr. Butler has worked in various capacities for agricultural chemical companies since 1976. From 1976 to 1998, he worked for ISK Biosciences, Inc. in various sales and operations capacities, becoming Vice President and General Manager of the Americas Division in the specialty chemical division. From 1998 to 2000, Mr. Butler was Vice President and team leader of the U.S./Canada Horticulture division of Zeneca Agrochemicals, Inc., a leading agricultural products chemical company. In 2001, Mr. Butler became President and Chief Executive Officer of Naturize BioSciences, Inc., a company providing biological products for agriculture.

        Thomas H. Mitchell currently serves as KMG-Bernuth, Inc.'s Vice President-Sales. He has served as KMG-Bernuth, Inc.'s Vice President since 1994. He has been employed by KMG-Bernuth, Inc. since 1988 in various capacities, including general sales manager and general manager.

        John V. Sobchak has served as our Chief Financial Officer since 2001. Before he joined us, Mr. Sobchak was the Chief Financial Officer of Novistar, Inc., a joint venture between Torch Energy Advisors, Inc. and Oracle Corporation, from 2000 to 2001, and prior to that he served as the Treasurer of Torch Energy Advisors, Inc., a financial and operations service provider to the energy industry, from 1997 to 2000. Prior to joining Torch Energy Advisors, Inc., Mr. Sobchak was employed by Mesa, Inc., a publicly traded oil and gas company, from 1988 to 1997, most recently as its Treasurer.

        Roger C. Jackson was elected as our Secretary in 2001 and became our Vice President and General Counsel in 2002. Prior to joining us, Mr. Jackson was a partner at Woods & Jackson, L.L.P. from 1995 to 2002, and was a partner in the Houston law firm Brown, Parker & Leahy L.L.P. from 1985 to 1995. He had joined that firm as an associate in 1978.

        George W. Gilman has served as a member of our board of directors since we acquired KMG-Bernuth, Inc. in October 1996, and also served as a director on KMG-Bernuth, Inc.'s board from 1995 until 1997. Mr. Gilman has served as the Chief Executive Officer, President and as a director of Commerce Securities Corporation, a National Association of Securities Dealers, Inc. member firm, since 1982. He practiced law with the law firm of George Gilman, P.C. from 1986 to 1998, and since 1998, has practiced law with the law firm of Gilman & Gilman, P.C. Mr. Gilman is a certified public accountant.

        Fred C. Leonard III has served as a member of our board of directors since we acquired KMG-Bernuth, Inc. in October 1996. Mr. Leonard also served as a director on KMG-Bernuth, Inc.'s board from 1992 until 1997, and served as the Secretary of KMG-Bernuth, Inc. from 1993 until 2001. Since 1972, Mr. Leonard has served as the Chairman of the Board, Chief Executive Officer and President of Valves Incorporated of Texas, a manufacturing company located in Houston, Texas. Mr. Leonard also currently serves as a board member of Fairway Medical Technologies, Inc., an integrated medical device development company.

        Charles L. Mears has served as a member of our board of directors since November 2001. In 2000, Mr. Mears retired from his position as Executive Vice President of the chlor-alkali business of Occidental Chemical Company. While at Occidental, he served in other management positions since 1987, including serving as Senior Vice President of the Industrial Chemicals Division from 1991 until 1995. Mr. Mears began his career in 1965 with Diamond Shamrock Corporation and held various management positions. Mr. Mears also currently serves as a director of Pioneer Companies, Inc., a publicly-held chemical company.

        Charles M. Neff, Jr. has served as a member of our board of directors since we acquired KMG-Bernuth, Inc. in October 1996. Mr. Neff also served as a director on KMG-Bernuth, Inc.'s board from 1991 until 1997, and served as Treasurer of KMG-Bernuth, Inc. from 1993 until 1997. Mr. Neff has also served as the Chief Executive Officer and President of Houston National Bank, N.A. from 1988 to 1998, and subsequently as a director and Chief Executive Officer of Sterling Bank-Bayou Bend until early 2004. Mr. Neff also currently serves as Executive Vice President of Bank of Texas.

        Richard L. Urbanowski has served as a member of our board of directors since August 2000. Mr. Urbanowski retired in 1998 as President and Chief Operating Officer of ISK Biosciences Corporation, a specialty chemicals company selling crop protection chemicals and wood preservative products. Mr. Urbanowski began his career with Diamond Alkali Company, where he held various positions in research and development, engineering, operations, production and sales. He also currently serves as a director of the CropLife of America Foundation and as a director of Pioneer Companies, Inc., a publicly-held chemical company.

        Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between our directors and executive officers.

Board Composition

        Our board of directors is composed of five non-employee directors and one employee director, each serving a one-year term expiring at the next annual meeting of shareholders. Pursuant to our guidelines, the listing standards of the Nasdaq National Market and applicable SEC rules, at least a majority of the members of our board of directors must be independent. The board has determined that all five of its non-employee directors satisfy the applicable independence requirements. The only non-independent member of the board is Mr. Hatcher, our Chairman and Chief Executive Officer.

Board Committees

        Our board of directors has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. These committees are described below. Our board of directors may also establish, from time to time, other committees to assist it in fulfilling its responsibilities.

Audit Committee

        The Audit Committee advises our board of directors and management from time to time with respect to our internal controls, systems and procedures, accounting policies and other significant aspects of our accounting, auditing and financial reporting practices. The Audit Committee also monitors the preparation of our quarterly and annual reports and supervises the relationship between us and our external auditors.

        The Audit Committee operates under a charter approved by our board of directors. The Audit Committee's function under its charter is to appoint the independent registered public accounting firm and auditors to audit our financial statements and perform other services related to the audit; review the scope and results of the audit with the independent accountants; review our interim and year-end operating results with management and the independent accountants; oversee our external reporting; consider the adequacy of our internal accounting and auditing procedures; evaluate the independence of the internal and external auditors; and approve and review any non-audit services to be performed by the independent accountants. The charter of the Audit Committee is available on our website at www.kmgchemicals.com.

        The Audit Committee consists of three non-employee directors, George W. Gilman, Charles M. Neff and Fred C. Leonard. Mr. Gilman is the current chairman. Our board of directors has determined that all of the members of the Audit Committee are independent and financially sophisticated under the meaning of the listing standards of the Nasdaq National Market and applicable SEC rules. The board of directors has also determined that Mr. Gilman is an "audit committee financial expert" within the meaning of that term under the rules of the SEC.

Compensation Committee

        The Compensation Committee establishes compensation for our Chief Executive Officer and other executives and makes recommendations to the board of directors regarding compensation of directors. The Compensation Committee also administers our incentive compensation, stock option and other equity based compensation plans, including our 1996 Stock Option Plan and our 2004 Long-Term Incentive Plan. The Compensation Committee consists of three non-employee directors, Fred C. Leonard, Charles M. Neff, and Richard L. Urbanowski. Mr. Leonard is the current chairman. Our board of directors has determined that each of the members of the Compensation Committee are independent under the listing standards of the Nasdaq National Market. The charter of the Compensation Committee is available on our website at www.kmgchemicals.com.

Compensation Committee Interlocks and Insider Participation

        During fiscal year 2005, none of our executive officers served as a member of the board of directors or Compensation Committee of any other entity, any of whose directors or executive officers served either on our board of directors or on our Compensation Committee.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee is responsible for developing and implementing policies and practices relating to corporate governance, including establishing and monitoring implementation of corporate governance guidelines and overseeing evaluations of the board, its committees and our Chief Executive Officer. The Nominating and Corporate Governance Committee also plans for the succession of the Chief Executive Officer and other executives. The Nominating and Corporate Governance Committee is responsible for identifying and assessing candidates for the board, including making recommendations to the board regarding candidates. In fulfilling its duties, the Nominating and Corporate Governance Committee, among other things:

  •
  identifies individuals qualified to be board members consistent with criteria established by the Nominating and Corporate Governance Committee;

  •
  recommends to the board nominees to be elected at the next annual meeting of shareholders; and

  •
  evaluates individuals suggested by shareholders.

        In recommending director candidates to the board, the charter of the Nominating and Corporate Governance Committee requires the Nominating and Corporate Governance Committee to select individuals who possess the highest personal and professional integrity.

        The Nominating and Corporate Governance Committee is comprised solely of non-employee directors who are independent within the meaning of listing standards of the Nasdaq National Market. The members of the Nominating and Corporate Governance Committee are Richard L. Urbanowski, Charles M. Neff and Charles L. Mears. Mr. Urbanowski serves as chairman. The charter of the Nominating and Corporate Governance Committee is available on our website at www.kmgchemicals.com.

Codes of Ethics

        We have adopted Corporate Governance Guidelines, a Code of Business Conduct and Ethics, and a Code of Ethics for the Chief Executive Officer and senior financial officers. These documents are available in print to any shareholder requesting a copy in writing from Roger C. Jackson, our Corporate Secretary, at 10611 Harwin Drive, Suite 402, Houston, Texas 77036-1534.

Executive Compensation

        The following table sets forth the cash and non-cash compensation paid to our Chief Executive Officer and four other highly compensated executive officers or employees, including three executive officers and one employee of a subsidiary, for the fiscal years ended July 31, 2005, 2004 and 2003, respectively. None of our other officers received cash or non-cash compensation in excess of $100,000 for the fiscal year ended July 31, 2005.

Summary Compensation Table

Annual Compensation
Shares Underlying Options Granted (2)
Name and Principal Position of Executive Officers	Fiscal Year					All Other Compensation
		Salary		Bonus
David L. Hatcher Chairman and Chief Executive Officer	2005 2004 2003	$274,552 279,907 279,010	(1) (1) (1)	$185,200 37,000 75,924	— — —	$6,207 6,020 7,611	(3) (3) (3)
J. Neal Butler President and Chief Operating Officer	2005 2004 2003	202,509 99,948 (4)		93,400 20,000 (4)	— 150,000 —	4,732 — —
Roger C. Jackson Vice President, Secretary and General Counsel	2005 2004 2003	122,063 122,055 122,474		48,920 30,000 5,400	— — 150,000	3,026 3,412 900
John V. Sobchak Vice President and Chief Financial Officer	2005 2004 2003	136,877 137,184 138,809		62,700 67,500 14,000	— — —	4,069 3,829 4,050
Other Employees
Thomas H. Mitchell Vice President (KMG-Bernuth, Inc. only)	2005 2004 2003	140,593 137,184 137,809		48,920 2,500 —	— — —	4,208 3,885 4,050

(1)
Includes directors' fees in the amounts of $1,500, $7,500 and $6,000 paid to Mr. Hatcher for serving on our board of directors in fiscal years 2005, 2004 and 2003, respectively.

(2)
None of the named executive officers or the other named employee received option grants or other incentive plan awards in fiscal year 2005.

(3)
Includes payments in the amount of $6,207 made by us under our 401(k) Profit Sharing Plan, and the economic benefit to David L. Hatcher in the amount of $3,651 of premiums paid by us under a split-dollar life insurance agreement in fiscal year 2003. The split-dollar plan was terminated in fiscal year 2004.

(4)
Mr. Butler joined us in fiscal year 2004, and therefore has no reportable compensation in fiscal year 2003 paid by us.

        The compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of our salaried employees. It also does not include certain perquisites and other personal benefits, securities or property received by these executive officers that are not material in amount.

Aggregate Option Exercises in Fiscal Year 2005 and Values at Fiscal Year End 2005

        The following table sets forth the number and dollar value of options outstanding at July 31, 2005 of the named executive officers and other employees.

			Number of Unexercised Options In Fiscal Year 2005		Value of Unexercised In-the-Money Options
Name	No. of Shares Acquired on Exercise (1)	Value Realized (1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
David L. Hatcher	—	$—	—	—	$—	$—
J. Neal Butler	—	—	15,000	135,000	63,900	575,100
Roger C. Jackson	—	—	150,000	—	394,500	—
John V. Sobchak	—	—	30,000	20,000	151,500	101,000
Thomas H. Mitchell	—	—	114,250	26,000	564,122	138,330

(1)
None of the named executive officers exercised options in fiscal year 2005.

Equity Compensation Plans

        Our 1996 Stock Option Plan was adopted and approved by our shareholders in 1996. The 2004 Long-Term Incentive Plan was adopted and approved by our shareholders in 2004. The 1996 Stock Option Plan and the 2004 Long-Term Incentive Plan are the only equity compensation plans we have in place, and the information in the following table is provided as of July 31, 2005.

Plan Category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted-average exercise price of outstanding options, warrants and rights	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders	588,450	$4.13	598,912
Equity compensation plans not approved by security holders	—		—
Total	588,450		598,912

        1996 Stock Option Plan.    The 1996 Stock Option Plan is intended to encourage ownership of our common stock by certain of our directors, consultants and key employees and the directors, consultants and key employees of any of our subsidiaries or parent corporation, to create an increased interest in and a greater concern for our welfare. Options to purchase 747,450 shares of common stock granted under the 1996 Stock Option Plan are outstanding as of April 30, 2006. Under the 1996 Stock Option Plan, we initially reserved 700,000 shares of common stock for issuance pursuant to the exercise of options and that amount was increased by 70,000 shares to adjust for a fiscal year 2001 10% stock dividend. At our 2003 Annual Meeting, our shareholders approved an increase in the number of shares that may be issued upon the exercise of options granted under the 1996 Stock Option Plan to 1,070,000. Unless extended or earlier terminated, the 1996 Stock Option Plan will terminate on August 31, 2007. The 1996 Stock Option Plan is intended to qualify for favorable treatment under Section 16 of the Exchange Act, as amended, pursuant to Rule 16b-3 promulgated thereunder. The 1996 Stock Option Plan provides for the grant of "incentive stock options," as defined in Section 422 of the Internal Revenue Code and nonqualified stock options. Our board of directors has designated the Compensation Committee as the administrator of the 1996 Stock Option Plan. The Compensation Committee has the authority to grant options under the 1996 Stock Option Plan, to amend, construe and interpret it, and to make all other determinations and take any and all actions necessary or advisable for its administration. Our directors, consultants and key employees and the directors, consultants and key employees of any of our subsidiaries or parent are eligible to receive options under the 1996 Stock Option Plan, but only our salaried employees and salaried employees of our subsidiaries or parent are eligible to receive options.

        2004 Long-Term Incentive Plan.    The 2004 Long-Term Incentive Plan permits the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights and other awards. As of April 30, 2006, 48,400 shares underlying restricted stock units were outstanding under the 2004 Long-Term Incentive Plan. Our board of directors has designated the Compensation Committee as the administrator of the 2004 Long-Term Incentive Plan. Subject to the terms of the 2004 Long-Term Incentive Plan, the Compensation Committee has the sole discretion to select the persons eligible to receive awards under the 2004 Long-Term Incentive Plan, the type and amount of incentives to be awarded, and the terms and conditions of awards. The Compensation Committee also has the authority to interpret the 2004 Long-Term Incentive Plan, and establish and amend regulations necessary or appropriate for its administration. Any of our employees or our directors whose judgment, initiative, and efforts contributed or may be expected to contribute to our successful performance is eligible to participate. The maximum number of shares of our common stock that may be issued upon the exercise of awards granted under the 2004 Long-Term Plan Incentive Plan is 375,000 shares. No executive officer may receive in any calendar year stock options or stock appreciation rights representing more than 250,000 shares of common stock, or awards that are subject to the achievement of applicable performance goals representing more than 100,000 shares of common stock.

Other Benefit Plans

        Supplemental Executive Retirement Plan.    In fiscal year 2001, we adopted a supplemental executive retirement plan. This plan is administered by our board of directors. Only persons specifically designated may participate in the plan. Thomas H. Mitchell is currently the only plan participant. The estimated annual benefit payable under the plan to Mr. Mitchell at normal retirement is $75,000. The plan is unfunded and we record amounts payable to participants as general obligations. The plan provides that a participant will be paid a supplemental retirement benefit for ten years equal to a percentage of the participant's average base salary over the last three years prior to normal retirement. Mr. Mitchell's benefit percentage was established under the plan to pay 56% of his three-year average base salary at normal retirement prior to reductions. The benefit payable to participants is reduced by the equivalent actuarial value of our other pension plan payments to the participant, if any, our 401(k) plan and one-half of social security benefits. Normal retirement is the earlier of age 65 and completion of at least ten years credited service or age 60 and completion of at least 30 years credited service.

Employment Agreements

        We have entered into employment agreements with four of our executives on the dates indicated: John V. Sobchak on June 26, 2001, Thomas H. Mitchell on July 11, 2001, Roger C. Jackson on August 1, 2002 and J. Neal Butler on March 8, 2004. Mr. Mitchell's and Mr. Jackson's agreements provide for an initial three-year term and Mr. Sobchak's and Mr. Butler's agreements provide for an initial one-year term. Each agreement automatically extends for additional one-year periods at the end of the initial term or any renewal term unless we provide at least 60 days prior written notice of non-renewal.

        Under the terms of these employee agreements, if we terminate the executive's employment (other than for cause or due to death or disability) or elect not to extend the executive's term of employment at the end of the initial term or any renewal term, or if the executive voluntarily terminates his employment for good reason, then we must pay the executive a termination payment equal to a multiple of his then-current annual base salary. For Messrs. Mitchell and Jackson, this multiple is three times their respective then-current annual base salary and for Messrs. Sobchak and Butler, the multiple is two times their respective then-current annual base salary. However, if such termination or non-election by us or voluntary resignation for good reason by the executive occurs within one year of a change of control, then options to acquire shares of our common stock held by each such executive shall be deemed fully vested as of the date of termination.

        For Mr. Mitchell, in addition to the benefits described above, he will be entitled to the benefit owed him under our supplemental executive retirement plan if we were to terminate his employment (other than for cause or due to death or disability), not elect to extend his term of employment at the end of the initial term or any renewal term, or if he were to voluntarily resign for good reason. However, if such termination, non-election or resignation occurs within one year of a change of control, then the benefit that is payable to Mr. Mitchell under our supplemental executive retirement plan will be paid to him as a single lump sum. Unlike Messrs. Jackson, Sobchak and Butler, if Mr. Mitchell's employment with us terminates by reason of death, we are required to pay his beneficiary a lump sum payment of $500,000.

        Resignation by the executive for "good reason" includes failure to pay any amounts due to such executive, demotion, relocation or an uncured breach of the employment agreement by us. A "change in control" includes, among other events, the acquisition by an individual or group of beneficial ownership of more than 50% of the combined voting power of our then-outstanding common stock.

Compensation of Directors

        Each director has been paid a fee of $1,500 for each meeting of the board of directors attended beginning in fiscal year 2005. Beginning in the second quarter of fiscal year 2005, non-employee directors were paid a retainer of $2,500 per fiscal quarter, members of committees of the board of directors were paid $500 for each committee meeting attended, and chairmen of committees were paid $500 per fiscal quarter. Beginning in the second quarter of fiscal year 2006, non-employee directors are paid a retainer of $3,500 per fiscal quarter, members of committees of the board of directors are paid $500 for each committee meeting attended, the chairman of the Audit Committee is paid $1,000 per fiscal quarter, and each of the other committee chairmen are paid $500 per fiscal quarter. Non-employee directors who attend additional meetings at our request will be paid $500 for each meeting attended. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings and for other expenses incurred in performing in their capacity as directors.

        Our directors receive annual grants of stock-based compensation. The award amounts are evaluated annually by the board of directors. In fiscal year 2005, each of the five non-employee directors was granted fully vested options to purchase 10,000 shares of common stock (50,000 shares total) under our 1996 Stock Option Plan at an exercise price of $3.84 per share. Each of the non-employee directors was granted 4,000 shares of common stock (20,000 shares total) in the second quarter of fiscal year 2006 under our 2004 Long-Term Incentive Plan.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth certain information as of May 31, 2006 with regard to the beneficial ownership of our common stock by the following persons:

  •
  our named executive officers and directors individually;

  •
  our officers and directors as a group; and

  •
  each person known to us to be the beneficial owner of 5% or more of our outstanding common stock.

        The following table also identifies the selling shareholders, the number of shares of common stock beneficially owned by the selling shareholders before this offering, the number of shares of common stock that the selling shareholders may offer or sell in this offering, and the number and percentage of shares of common stock beneficially owned by the selling shareholders after this offering, assuming the selling shareholders sell all of the shares that may be sold by the selling shareholders in this offering. This information is as of May 31, 2006 and is based upon information provided by the selling shareholders. The term "selling shareholders" includes the shareholders listed below and their transferees, pledgees, donees or other successors.

        Beneficial ownership is determined in accordance with SEC rules. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. The percentage of beneficial ownership is based upon 8,822,856 shares of common stock outstanding as of May 31, 2006, and 10,322,856 shares of common stock outstanding after this offering. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Unless otherwise indicated in a footnote, the address for each individual listed below is c/o KMG Chemicals, Inc., 10611 Harwin Drive, Suite 402, Houston, Texas 77036.

        The shares of common stock being offered by David L. Hatcher pursuant to this prospectus were acquired in a private transaction on October 15, 1996 and as a stock dividend in March 2001. The shares of common stock being offered by Valves Incorporated of Texas were acquired in two private transactions, one on October 15, 1996 and the other on March 18, 1998, and also as a stock dividend in March 2001. We agreed to register these shares as we believe that the sale of these shares will further increase the liquidity of our common stock without further diluting our shareholders.

	Shares Beneficially Owned Prior to this Offering			Shares Offered Hereby	Shares Beneficially Owned After this Offering (1)
Name of Beneficial Owner
	Number		Percent	Number	Number	Percent
Directors and Named Executive Officers:
David L. Hatcher	5,382,303		61.0%	1,255,367	4,126,936	40.0%
J. Neal Butler	30,000	(2)	*	—	30,000	*
Roger C. Jackson	150,000	(3)	1.7%	—	150,000	1.4%
Thomas H. Mitchell	153,288	(4)	1.7%	—	153,288	1.5%
John V. Sobchak	37,500	(5)	*	—	37,500	*
George W. Gilman	128,552	(6)	1.4%	—	128,552	1.2%
Fred C. Leonard III	1,104,950	(7)	12.5%	244,633	860,317	8.3%
Charles L. Mears	44,000	(8)	*	—	44,000	*
Charles M. Neff, Jr.	88,050	(9)	1.0%	—	88,050	*
Richard L. Urbanowski	55,000	(10)	*	—	55,000	*
Directors, and Named Executive as a group (10 persons)	7,173,643		76.4%	1,500,000	5,673,643	52.1%
Five Percent Shareholders:
Tontine Capital Partners, L.P. 55 Railroad Avenue, 3rd Floor Greenwich, Connecticut 06830	1,030,035	(11)	11.7%	—	1,030,035	10.0%
Valves Incorporated of Texas 10600 Fallstone Road Houston, Texas 77099	1,048,850	(12)	11.9%	244,633	804,217	7.8%

*
< 1.0%

(1)
Assumes no exercise of the underwriters' overallotment option.

(2)
The number of shares beneficially owned by J. Neal Butler consists of 30,000 shares subject to options exercisable within 60 days of May 31, 2006.

(3)
The number of shares beneficially owned by Roger C. Jackson consists of 150,000 shares subject to options exercisable within 60 days of May 31, 2006.

(4)
The number of shares beneficially owned by Thomas H. Mitchell includes 116,250 shares subject to options exercisable within 60 days of May 31, 2006.

(5)
The number of shares beneficially owned by John V. Sobchak consists of 37,500 shares subject to options exercisable within 60 days of May 31, 2006.

(6)
The number of shares beneficially owned by George W. Gilman includes 52,100 shares subject to options exercisable within 60 days of May 31, 2006 and shares held by Mr. Gilman indirectly as a beneficiary of a trust.

(7)
The number of shares beneficially owned by Fred C. Leonard includes 52,100 shares subject to options exercisable within 60 days of May 31, 2006 and 1,048,850 shares held by Valves Incorporated of Texas, a company in which Mr. Leonard is an officer and a principal shareholder.

(8)
The number of shares beneficially owned by Charles L. Mears includes 40,000 shares subject to options exercisable within 60 days of May 31, 2006.

(9)
The number of shares beneficially owned by Charles M. Neff, Jr. includes 52,100 shares subject to options exercisable within 60 days of May 31, 2006.

(10)
The number of shares beneficially owned by Richard L. Urbanowski includes 40,000 shares subject to options exercisable within 60 days of May 31, 2006.

(11)
Based on the Schedule 13G filed with the SEC on April 25, 2005 by Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C. and Jeffrey L. Gendell, the reporting persons share dispositive and voting power over the indicated number of shares.

(12)
Based on the Schedule 13G filed with the SEC on May 8, 2006 by Valves Incorporated of Texas, Valves Incorporated of Texas and Fred C. Leonard share dispositive and voting power over the indicated number of shares.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $.01 per share. As of May 31, 2006, we had 8,822,856 outstanding shares of common stock and no outstanding shares of preferred stock.

        The following summary describes the terms of our capital stock that we consider to be material, but does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of our Restated and Amended Articles of Incorporation, our Bylaws and applicable Texas law.

Common Stock

        Voting and Other Rights.    Each share of common stock entitles the holder thereof to one vote on all matters on which holders are permitted to vote. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no shareholder has any right to convert common stock into other securities. No shares of common stock are subject to redemption or to any sinking fund provisions. All of the outstanding shares of common stock are fully paid and nonassessable.

        Dividend and Distribution Rights.    Subject to rights of holders of preferred stock, if any, the holders of shares of common stock are entitled to dividends when, as and if declared by our board of directors from funds legally available for the payment of dividends and, upon liquidation, to a pro rata share in any distribution to shareholders.

Preferred Stock

        Pursuant to our Restated and Amended Articles of Incorporation, our board of directors has the authority, without further shareholder approval, to provide for the issuance of up to 10,000,000 shares of preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Because the board of directors has the power to establish the preferences and rights of each series, it may afford the holders of any preferred stock preferences, powers and rights, including voting rights, senior to the rights of the holders of common stock. No shares of preferred stock are currently outstanding. Although we do not have any present intention to issue shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control.

        In addition, while it is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific terms of the preferred stock to be issued and the rights of the holders of such preferred stock under those terms, the effects might include, among other things, restrictions on common stock dividends, dilution of the voting power of the common stock, and impairment of the liquidation rights of the common stock.

Options and Warrants

        As of May 31, 2006, we had outstanding options and warrants to purchase 924,950 shares of common stock. These options and warrants have exercise prices ranging from $2.48 to $8.00 per share. Of these, 768,450 are currently exercisable. In addition, as of May 31, 2006, we had outstanding 48,400 restricted stock units granted under our 2004 Long-Term Incentive Plan. As of May 31, 2006, we had a combined 530,512 shares of common stock reserved and available for grant under the 1996 Stock Option Plan and the 2004 Long Term Incentive Plan. In addition, in fiscal year 2000, we granted a warrant for the purchase of 25,000 shares of our common stock that terminates March 6, 2009.

Registration Rights

        On April 21, 2005, we sold 1,210,000 shares of our common stock in a private placement transaction to Tontine Capital Partners, L.P., Terrier Partners L.P. and Boenning & Scattergood, Inc. In connection with the private placement of our common stock, we entered into a Registration Rights Agreement with Tontine Capital Partners, L.P. and Terrier Partners, L.P. Under the Registration Rights Agreement, Tontine and Terrier have "piggy back" registration rights that permit them to participate in any public offering we may undertake. Tontine and Terrier have waived their "piggy back" registration rights with respect to this offering. In addition, we agreed to use our reasonable best efforts to prepare and file a registration statement under the Securities Act covering resales of common stock purchased in the private placement. In satisfaction of our obligations under the Registration Rights Agreement, we filed a registration statement on Form S-3 with the SEC on January 13, 2006.

        On March 6, 2000, we granted JIGIS, Ltd., a warrant to purchase up to 25,000 shares of our common stock. Pursuant to the terms of the warrant, JIGIS received certain "piggy back" registration rights that permit them to participate in any public offering we may undertake. JIGIS has agreed to waive its registration rights with respect to this offering.

Anti-Takeover Provisions of Texas Law, Our Restated and Amended Articles of Incorporation and Bylaws

        Certain provisions of Texas law, our Restated and Amended Articles of Incorporation and our Bylaws are intended to enhance the likelihood of continuity and stability in our board of directors and its policies, but might have the effect of delaying or preventing a change in control or takeover attempt and may make more difficult the removal of incumbent management that a shareholder might consider in his or her best interest, including attempts that might result in a premium over the market price for our common stock.

        Texas Business Corporation Act.    We are subject to Part 13 of the Texas Business Corporation Act. In general, that statute prohibits a publicly held Texas corporation from engaging in a "business combination" with any "affiliated shareholder" for a period of three years following the date that the shareholder became an affiliated shareholder unless:

  •
  prior to that date, the corporation's board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder;

  •
  not less than six months after that date, the business combination is approved at a meeting of shareholders duly called for that purpose, and not by written consent, by the affirmative vote of; or

  •
  at least two-thirds of the outstanding voting shares that are not beneficially owned by the affiliated shareholder.

        Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to our shareholders.

        Subject to certain exceptions, an "affiliated shareholder" is any shareholder who beneficially owns 20% or more of the corporation's outstanding voting shares, as well as any entity or person affiliated with or controlling or controlled by the shareholder.

        Authorized Shares.    Our authorized but unissued shares of common and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our board of directors has the authority, without further shareholder approval, to provide for the issuance of up to 10,000,000 shares of preferred stock in one or more series and to determine the dividend rights, the conversion rights, voting rights, rights and terms of redemption, liquidation, preferences, the number of shares constituting any such series and the designation of such series. Since the board of directors has the power to establish the preferences and rights of such series, it may afford the holders of any preferred stock preferences, powers and rights, including voting rights, senior to the rights of the holders of our common stock. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Vacancies on the Board of Directors; Removal of Directors.    Our Bylaws provide that any vacancy occurring in the board of directors, including an increase in the number of authorized directors, may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum of the entire board of directors. However, the board of directors may not fill more than two openings on the board resulting from an increase in the number of directors during the period between any two successive annual meetings of shareholders. A director elected to fill a vacancy will serve for the remainder of the term to which the director has been elected and until the director's successor has been elected and duly qualified. Our Bylaws provide that a director may be removed from our board with or without cause by the affirmative vote of a majority of the shareholders present, either in person or by proxy, and entitled to vote at any special meeting of shareholders duly called and held for such purpose.

        Amendment of Articles of Incorporation and Bylaws.    Our Restated and Amended Articles of Incorporation may be amended by the affirmative vote of the holders of not less than two-thirds of our capital stock then outstanding and entitled to vote. Our Bylaws may only be amended by the affirmative vote of a majority of the members of our full board of directors at any regular or special meeting of the board.

Transfer Agent

        The transfer agent for our common stock is Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

Nasdaq National Market Listing

        Our common stock is quoted on the Nasdaq National Market under the symbol "KMGB".

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 10,322,856 shares of our common stock outstanding (or 10,547,856 shares if the underwriters' exercise their overallotment option). All of these shares, including all of the shares sold in this offering by us and by the selling shareholders (including shares sold pursuant to any exercise of the underwriters' overallotment option), will be freely tradable without restriction under the Securities Act or otherwise, except for:

  •
  any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below; or

  •
  shares acquired or held by a person who is subject to the lock-up agreements described below.

        After the offering, approximately 5,103,593 shares of our common stock will be held by persons who may be deemed to be our affiliates under the Securities Act. In the last two years, we have issued approximately 1,210,000 shares of our outstanding common stock that may be deemed "restricted securities" within the meaning of Rule 144. Shares held by our affiliates and shares that are "restricted securities" may be resold by the holders only in transactions registered under the Securities Act or permitted by the provisions of Rule 144.

        Taking into account the lock-up agreements described below, following this offering, 5,103,593 shares will be available for sale upon the expiration of the lock-up agreements with the underwriters in transactions registered under the Securities Act or in accordance with Rules 144 (subject, in some cases, to volume limitations) and 144(k) under the Securities Act, which rules are summarized below.

        We cannot predict the effect, if any, that future sales of our shares, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the prevailing market price of our shares.

Rule 144

        In general, under Rule 144, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including affiliates, and any affiliate who holds shares sold in a public offering, may sell, within any three month period, a number of such shares that does not exceed the greater of 1% of the then-outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding the sale. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. After restricted securities are held for two years, a person who is not deemed an affiliate of us may sell shares under Rule 144(k) without regard to the volume and manner of sale limitations described above. Sales of shares by our affiliates will continue to be subject to the volume and manner of sale limitations.

        Rule 144 under the Securities Act defines an affiliate of an issuer as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person whether through the ownership of voting securities, by contract, or otherwise.

Lock-Up Agreements

        We and our directors, officers, the selling shareholders and certain other shareholders, who will hold in the aggregate 5,103,593 shares of our common stock immediately following this offering, have entered into contractual lock-up agreements with the underwriters, pursuant to which during the applicable "lock-up" period we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Boenning & Scattergood. We and our officers have agreed to a 180-day "lock-up" period following the date of this prospectus, and our directors (with the exception of David L. Hatcher who has agreed to the 180-day "lock-up" period) and Valves Incorporated of Texas, one of the selling shareholders, have agreed to a 90-day "lock-up" period following the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" with respect to certain of our shareholders will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the underwriters waive, in writing, such an extension. The underwriters may, at their sole discretion, at any time and without prior notice, release all or any portion of the shares from the restrictions contained in any such lock-up agreements. For further information regarding the terms of these agreements, see "Underwriting" on page 58.

Form S-8 Registration Statement

        On February 25, 2005, we filed a registration statement on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 1996 Stock Option Plan and 2004 Long Term Incentive Plan. Shares of our common stock covered by this registration statement are eligible for sale in the public markets, subject to the lock-up agreements and, if applicable, to Rule 144 limitations applicable to affiliates.

Registration Rights

        On April 21, 2005, we sold 1,210,000 shares of our common stock in a private placement transaction to Tontine Capital Partners, L.P., Terrier Partners L.P. and Boenning & Scattergood, Inc. In connection with the private placement of our common stock, we entered into a Registration Rights Agreement with Tontine Capital Partners, L.P. and Terrier Partners, L.P. Under the Registration Rights Agreement, Tontine and Terrier have "piggy back" registration rights that permit them to participate in any public offering we may undertake. Tontine and Terrier have waived their "piggy back" registration rights with respect to this offering. In addition, we agreed to use our reasonable best efforts to prepare and file a registration statement under the Securities Act covering resales of common stock purchased in the private placement. In satisfaction of our obligations under the Registration Rights Agreement, we filed a registration statement on Form S-3 with the SEC on January 13, 2006.

        On March 6, 2000, we granted JIGIS, Ltd., a warrant to purchase up to 25,000 shares of our common stock. Pursuant to the terms of the warrant, JIGIS received certain "piggy back" registration rights that permit them to participate in any public offering we may undertake. JIGIS has agreed to waive its registration rights with respect to this offering.

UNDERWRITING

        We are offering and the selling shareholders are offering the shares of our common stock described in this prospectus by means of an underwritten public offering. We have entered into an underwriting agreement with the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase the aggregate number of shares of our common stock set forth opposite their respective names below at the public offering price less the underwriting discount included on the cover page of this prospectus.

Underwriters	Number of Shares
Boenning & Scattergood, Inc.
Sterne, Agee & Leach, Inc.

Total	3,000,000

        Of the 3,000,000 shares to be purchased by the underwriters, 1,500,000 shares will be purchased from us and an aggregate of 1,500,000 shares will be purchased from the selling shareholders.

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the overallotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares are subject to the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the registration statement of which this prospectus is a part has been declared effective by the SEC;

  •
  the representations and warranties made by us and by the selling shareholders to the underwriters are true;

  •
  there has been no material adverse change in our business;

  •
  the shares of common stock to be sold in this offering have been approved for listing on the Nasdaq National Market; and

  •
  we and the selling shareholders deliver customary closing documents to the underwriters.

        We and the selling shareholders have granted to the underwriters a 30-day option to purchase up to 225,000 additional newly-issued shares of common stock from us and up to 225,000 additional outstanding shares of common stock from the selling shareholders, in each case at the public offering price less the underwriting discounts and concessions. The option may be exercised only to cover any overallotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus. The underwriters may allow a concession of not more than $            per share to selected dealers. The underwriters may allow, and selected dealers may re-allow, a concession not in excess of $            per share to other brokers and dealers. After the public offering, the underwriters may change the public offering price and concession and discount to brokers and dealers.

        The following table shows the underwriting discounts and concessions to be paid to underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the overallotment option.

	No Exercise	Full Exercise
Discounts and concessions payable by us, per share	$	$
Discounts and concessions payable by us, total	$	$
Discounts and concessions payable by selling shareholders, per share	$	$
Discounts and concessions payable by selling shareholders, total	$	$

        We estimate that the expenses of this offering, including payment of underwriter's legal fees, to be paid by us, not including underwriting discounts and concessions, will be approximately $397,256. This includes amounts we will pay on behalf of the selling shareholders.

        The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Our shares of common stock are quoted on the Nasdaq National Market under the symbol "KMGB."

        The underwriters and their affiliates have provided and/or may provide in the future, investment banking and other financial services for us in the ordinary course of business, for which they have received and will receive customary compensation. In April 2005, we issued 10,000 shares of common stock and paid a cash fee of $275,000 to Boenning & Scattergood, Inc. as consideration for its services as placement agent in connection with a private placement of our common stock.

        We and our directors, officers, the selling shareholders and certain other shareholders have entered into contractual lock-up agreements with the underwriters, pursuant to which we and they during the applicable "lock-up" period will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Boenning & Scattergood, Inc. We have agreed to a 180-day "lock-up" period following the date of this prospectus. Our executive officers have agreed to a 180-day "lock-up" period following the date of this prospectus, and our directors (with the exception of David L. Hatcher who has agreed to the 180-day "lock-up" period) and Valves Incorporated of Texas, one of the selling shareholders, have agreed to a 90-day "lock-up" period following the date of this prospectus. However, in the event that either (i) during the last 17 days of the applicable "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the applicable "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable "lock-up" period, then in either case the expiration of the applicable "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Boenning & Scattergood, Inc. waives, in writing, such an extension.

        The foregoing agreement does not restrict the issuance of grants of employee stock options pursuant to the terms of a plan in effect on the date hereof or otherwise approved by our board of directors prior to the consummation of this offering, issuances of common stock pursuant to the exercise of such options, or the exercise of any other employee stock options or warrants outstanding on the date hereof. In addition, the foregoing agreement does not restrict sales of our common stock in this offering made by the selling shareholders pursuant to the underwriting agreement. Further, it does not restrict transfers of common stock to any of the following transferees who agree to be bound in writing by the terms of the "lock-up" and who receive such securities in a transfer not involving a disposition for value, provided that no filing by any party (donor, donee, distributor, distributee, transferor or transferee) under the Securities Exchange Act of 1934 will be required or will be voluntarily made in connection with the transfer (other than a filing or Form 5 made after the expiration of the lock-up period): any donee of a bona fide gift of common stock; any trust for the direct or indirect benefit of the locked-up party or of a family member; and with respect to any locked-up party that is a corporation, partnership or limited liability company, to a shareholder, partner or member of the locked-up party. Boenning & Scattergood, Inc. advised us that it has no present intent or arrangement to release any shares subject to a lock-up and that the release of any lock-up will be considered on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Boenning & Scattergood, Inc. would consider the particular circumstances surrounding the request, including but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request and the possible impact on the market for our common stock.

        The offering price for the shares of our common stock offered by this prospectus was negotiated between us, the selling shareholders and the underwriters immediately prior to this offering. Factors considered in determining the offering price included:

  •
  the history of, and the prospects for, the industry in which we compete;

  •
  our past and present operations;

  •
  our historical results of operations;

  •
  our prospects for future earnings;

  •
  the recent market prices of our securities and of the securities of generally comparable companies;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  other relevant factors.

        The offering price of our common stock may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active public market for our common stock may not develop or, if it does develop, continue after this offering.

        In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and passive market making activities in accordance with Regulation M under the Securities Exchange Act of 1934 as described below:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Overallotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares overallotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for, or purchases of, our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

WHERE YOU CAN FIND MORE INFORMATION

        We filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC in Room 1590, 100 F Street, N.E., Washington, D.C. 20002, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of this website is www.sec.gov. You may also request copies of these filings, at no cost, by telephone or by mail to: KMG Chemicals, Inc., 10611 Harwin Drive, Suite 402, Houston Texas 77036, Attention: Roger Jackson, telephone number (713) 600-3800.

        We maintain an Internet website at www.kmgchemicals.com. The information contained on, connected to or that can be accessed via our website is not part of this prospectus. Also, the other information we file with the SEC and that is available on our website is not part of the registration statement of which this prospectus forms a part.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Haynes and Boone, LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Pepper Hamilton LLP, Washington, D.C.

EXPERTS

        The financial statements and the related financial statement schedule included in this prospectus for the fiscal year ended July 31, 2005 have been audited by UHY Mann Frankfort Stein & Lipp CPAs, LLP, independent registered public accounting firm, as stated in their report with respect thereto, and is included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

        The financial statements as of July 31, 2004 and for each of the two years in the period then ended included in this prospectus and the related financial statement schedule included elsewhere in this registration statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

 KMG CHEMICALS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and per share data)

	April 30, 2006	July 31, 2005
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$1,725	$8,781
Accounts receivable:
Trade, net	9,435	7,967
Other	397	342
Inventories	11,153	4,854
Prepaid expenses and other current assets	678	376

Total current assets	23,388	22,320
Property, Plant and Equipment:
Property, plant and equipment	17,468	11,453
Accumulated depreciation and amortization	(6,877)	(5,990)

Net property, plant and equipment	10,591	5,463
Goodwill	3,778	3,778
Intangible Assets, net of accumulated amortization	27,804	28,176
Other Assets	1,456	1,367

Total	$67,017	$61,104

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$8,199	$5,088
Accrued liabilities	2,020	1,369
Current portion of long-term debt	3,645	3,591
Current portion of deferred rent	86	—

Total current liabilities	13,950	10,048
Deferred Tax Liability	405	305
Long-Term Debt, net of current portion	16,402	17,644
Deferred Rent, net of current portion	155	—
Other Long Term Liabilities	271	219

Total liabilities	31,183	28,216
Commitments and Contingencies
Stockholders' Equity
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued
Common stock, $.01 par value, 40,000,000 shares authorized, 8,967,119 shares issued and 8,822,856 shares outstanding at April 30, 2006 and 8,956,119 shares issued and 8,786,119 shares outstanding at July 31, 2005	90	90
Additional paid-in capital	9,560	9,353
Treasury stock, at cost (144,263 shares at April 30, 2006 and 170,000 shares at July 31, 2005)	(721)	(850)
Accumulated other comprehensive income	58	49
Retained earnings	26,847	24,246

Total stockholders' equity	35,834	32,888

Total	$67,017	$61,104

See notes to consolidated financial statements.

 KMG CHEMICALS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

(Amounts in thousands, except per share data)

	Three Months Ended April 30,		Nine Months Ended April 30,
	2006	2005	2006	2005
Net sales	$21,016	$15,354	$50,934	$41,425
Cost of sales	14,142	10,671	33,476	28,331

Gross profit	6,874	4,683	17,458	13,094
Selling, general and administrative expenses	3,640	2,863	11,619	9,214

Operating income	3,234	1,820	5,839	3,880

Other income (expense):
Interest & dividend income	36	14	223	34
Interest expense	(257)	(139)	(781)	(402)
Other	(10)	(8)	(22)	(25)

Total other income (expense)	(231)	(133)	(580)	(393)

Income before income tax	3,003	1,687	5,259	3,487
Provision for income tax	(1,149)	(641)	(1,998)	(1,325)

Net income	$1,854	$1,046	$3,261	$2,162

Earnings Per Share:
Basic	$0.21	$0.14	$0.37	$0.28

Diluted	$0.20	$0.13	$0.35	$0.27

Weighted Average Shares Outstanding:
Basic	8,816	7,711	8,799	7,603
Diluted	9,367	8,131	9,327	7,907

See notes to consolidated financial statements.

 KMG CHEMICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(UNAUDITED)

(Amounts in thousands, except share data)

	Common Stock
					Accumulated Other Comprehensive Income
	Shares Issued	Par Value	Additional Paid-In Capital	Treasury Stock		Retained Earnings	Total Stockholders' Equity
Balance at July 31, 2004	7,730	$78	$3,671	$(900)	$18	$21,723	$24,590
Cash dividends						(529)	(529)
Employee options exercised	26	—	67				67
Shares issued in stock placement	1,200	12	5,665				5,677
10,000 treasury shares issued			(50)	50			—
Comprehensive income:
Net income						3,052	3,052
Change in unrealized gain on interest rate swap (net of taxes of $19,044)					31		31

Total comprehensive income					31	3,052	3,083

Balance at July 31, 2005	8,956	90	9,353	(850)	49	24,246	32,888
Cash dividends						(660)	(660)
Employee options exercised	11		38				38
25,737 treasury shares issued			(129)	129			—
Additional costs of stock placement			(7)				(7)
Stock based compensation			305				305
Comprehensive income:
Net income						3,261	3,261
Change in unrealized gain on interest rate swap (net of taxes of $5,808)					9		9

Total comprehensive income					9	3,261	3,270

Balance at April 30, 2006	8,967	$90	$9,560	$(721)	$58	$26,847	$35,834

See notes to consolidated financial statements.

 KMG CHEMICALS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(Amounts in thousands)

	Nine Months Ended April 30,
	2006	2005
Cash Flows From Operating Activities:
Net income	$3,261	$2,162
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,764	1,438
Stock based compensation	305	—
Bad debt expense	50	45
Gain (loss) on sale of equipment	—	1
Deferred rental income	(16)	—
Deferred income taxes	6	142
Changes in operating assets and liabilities:
Accounts receivable—trade	(1,518)	(730)
Accounts receivable—other	(55)	264
Inventories	(3,588)	(1,667)
Prepaid expenses and other assets	(300)	(99)
Accounts payable	3,112	469
Accrued liabilities	760	384

Net cash provided by operating activities	4,781	2,409

Cash Flows From Investing Activities:
Additions to property, plant and equipment	(1,376)	(443)
Product line purchases	(8,609)	—
Proceeds from sale of equipment	—	2
Proceeds from insurance claim	18	111
Collection of notes receivable	—	14
Additions to other assets	(60)	(222)

Net cash used in investing activities	(10,027)	(538)

Cash Flows From Financing Activities:
Principal payments on borrowings	(1,188)	(1,144)
Proceeds from stock placement (net of expenses of $322,929)	—	5,677
Proceeds from exercise of stock options	38	63
Payment of dividends	(660)	(529)

Net cash provided by (used in) financing activities	(1,810)	4,067

Net increase (decrease) in cash and cash equivalents	(7,056)	5,938
Cash and cash equivalents at beginning of period	8,781	974

Cash and cash equivalents at end of period	$1,725	$6,912

Supplemental Disclosures for Cash Flow Information:
Cash paid during the period for interest	$464	$254
Cash paid during the period for income taxes	$1,465	$726

See notes to consolidated financial statements.

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

        (1)    Basis of Presentation.    The unaudited consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") for interim reporting, and in the opinion of management reflect all adjustments, including those of a normal recurring nature, that are necessary for a fair presentation of financial position and results of operations for the interim periods presented. These financial statements include the accounts of KMG Chemicals, Inc. and its subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. As permitted under those requirements, certain footnotes or other financial information that are normally required by GAAP (accounting principles generally accepted in the United States of America) have been condensed or omitted. The financial statements included herein should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended July 31, 2005.

        (2)    Earnings Per Share.    Basic earnings per share have been computed by dividing net income by the weighted average shares outstanding. Diluted earnings per share have been computed by dividing net income by the weighted average shares outstanding plus dilutive potential common shares. The following table presents information necessary to calculate basic and diluted earnings per share for periods indicated:

	Three Months Ended April 30,		Nine Months Ended April 30,
	2006	2005	2006	2005
	(Amounts in thousands, except per share data)
BASIC EARNINGS PER SHARE:
Net income	$1,854	$1,046	$3,261	$2,162
Weighted average shares outstanding	8,816	7,711	8,799	7,603
Basic earnings per share	$0.21	$0.14	$0.37	$0.28
DILUTED EARNINGS PER SHARE:
Net income	$1,854	$1,046	$3,261	$2,162
Weighted average shares outstanding	8,816	7,711	8,799	7,603
Shares issuable from assumed conversion of common share options	551	420	528	304
Weighted average shares outstanding	9,367	8,131	9,327	7,907
Diluted earnings per share	$0.20	$0.13	$0.35	$0.27

        (3)    Inventories.    Inventories are summarized as follows:

	April 30, 2006	July 31, 2005
	(Amounts in thousands)
Chemical raw materials and supplies	$3,106	$1,264
Finished chemical products	8,047	3,590

	$11,153	$4,854

        (4)    Stock-based Compensation.    The Company has adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Accounting for Share-Based Payments," ("FAS 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options based on estimated fair values.

FAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal year 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to FAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R).

        The Company adopted FAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of August 1, 2005, the first day of the Company's fiscal year 2006. The Company's Consolidated Financial Statements as of and for the three and nine months ended April 30, 2006 reflect the impact of FAS 123(R). In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of FAS 123(R). The effect on net earnings and earnings per share of the Company before and after application of the fair value recognition provision of FAS 123(R) to stock-based employee compensation for the three and nine months ended April 30, 2006 is illustrated below:

	Three Months Ended April 30, 2006			Nine Months Ended April 30, 2006
	Net Earnings Before Application of FAS 123R	Effect of Stock-Based Compensation Expense	Net Earnings as Reported	Net Earnings Before Application of FAS 123R	Effect of Stock-Based Compensation Expense	Net Earnings as Reported
	(Amounts in thousands, except per share data)
Earnings before income tax	$3,057	$(54)	$3,003	$5,564	$(305)	$5,259
Provision for income tax	(1,170)	21	(1,149)	(2,114)	116	(1,998)

Net earnings	$1,887	$(33)	$1,854	$3,450	$(189)	$3,261

Earnings per share:
Basic	$0.21	$—	$0.21	$0.39	$(0.02)	$0.37
Diluted	$0.20	$—	$0.20	$0.37	$(0.02)	$0.35

        The pro forma effect on net earnings and earnings per share as if the Company had applied the fair value recognition provision of Statement of Financial Accounting Standards "Accounting for Stock-Based Compensation" ("FAS 123"), to stock-based employee compensation for the three and nine months ended April 30, 2005 is illustrated below:

	Three Months Ended April 30, 2005	Nine Months Ended April 30, 2005
	(Amounts in thousands, except per share data)
Net earnings, as reported	$1,046	$2,162
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(20)	(234)

Pro forma net earnings	$1,026	$1,928

Earnings per share:
Basic, as reported	$0.14	$0.28
Basic, pro forma	$0.13	$0.25
Diluted, as reported	$0.13	$0.27
Diluted, pro forma	$0.13	$0.24

        (5)    Intangible and Other Assets.    Intangible and other assets are summarized as follows:

	April 30, 2006	July 31, 2005
	(Amounts in thousands)
Intangible assets not subject to amortization:
Creosote product registrations	$6,518	$6,518
Other creosote related assets	78	78
Penta product registrations	8,765	8,765
Rabon product registrations and related assets	3,557	3,557
Ravap product registration	938	938

	19,856	19,856
Intangible assets subject to amortization:
Creosote supply contract	4,000	4,000
Other creosote related assets	131	131
Other penta related assets	7,288	7,288
MSMA product registrations and related assets	1,298	1,298
Sodium penta licensing agreement	320	320
Animal health pesticides trademarks	364	317
Other animal health pesticides related assets	1,670	204
Loan costs	124	121

	15,195	13,679

Total intangible assets	35,051	33,535
Less accumulated amortization	(7,247)	(5,359)

	$27,804	$28,176

Other assets consist of the following:
Cash surrender value on key man life insurance policies	$1,303	$1,265
Other	153	102

	$1,456	$1,367

Amortization expense was $643,000 and $1.9 million for the three and nine month periods ended April 30, 2006, and $206,000 and $628,000 for the three and nine month periods ended April 30, 2005.

        (6)    Dividends.    Dividends of $331,000 ($0.0375 per share) and $265,000 ($0.035 per share) were declared and paid in the third quarter of fiscal year 2006 and 2005, respectively. Dividends of $329,000 ($0.0375 per share) and $264,000 ($0.035 per share) were declared and paid in the first quarter of fiscal year 2006 and 2005, respectively.

        (7)    Business Segment Information.    The Company operates four business segments organized around its four product lines: pentachlorophenol (penta); creosote; animal health pesticides; and agricultural chemicals.

	Three Months Ended April 30,		Nine Months Ended April 30,
	2006	2005	2006	2005
	(Amounts in thousands)
Revenues
Penta	$6,502	$5,116	$20,309	$14,845
Creosote	8,966	6,952	23,402	21,177
Animal health pesticides	3,864	1,664	4,778	3,004
Agricultural chemicals	1,684	1,622	2,445	2,399

	$21,016	$15,354	$50,934	$41,425

Depreciation and amortization
Penta	$601	$186	$1,727	$451
Creosote	73	73	220	220
Animal health pesticides	112	35	181	116
Agricultural chemicals	208	204	615	612

	$994	$498	$2,743	$1,399

Income (loss) from operations
Penta	$2,171	$1,581	$6,359	$4,732
Creosote	1,686	764	2,989	2,179
Animal health pesticides	945	395	988	516
Agricultural chemicals	(17)	172	(637)	(504)

	$4,785	$2,912	$9,699	$6,923

Capital expenditures
Penta	$272	$20	$967	$350
Creosote	—	—	—	—
Animal health pesticides	6,233	—	6,233	—
Agricultural chemicals	94	52	256	52

	$6,599	$72	$7,456	$402

	April 30, 2006	July 31, 2005
	(Amounts in thousands)
Total assets
Penta	$24,384	$24,805
Creosote	13,795	12,184
Animal health pesticides	18,250	7,052
Agricultural chemicals	6,230	6,132

	$62,659	$50,173

        A reconciliation of total segment income (loss) to consolidated amounts is as follows:

	Three Months Ended April 30,		Nine Months Ended April 30,
	2006	2005	2006	2005
	(Amounts in thousands)
Revenues:
Total revenues for reportable segments	$21,016	$15,354	$50,934	$41,425

Total consolidated revenues	$21,016	$15,354	$50,934	$41,425

Profit or Loss:
Total profit for reportable segments	$4,785	$2,912	$9,699	$6,923
Interest income	36	14	223	34
Interest expense	(257)	(139)	(781)	(402)
Other loss	(10)	(8)	(22)	(25)
Other corporate expense	(1,551)	(1,092)	(3,860)	(3,043)

Income before income taxes	$3,003	$1,687	$5,259	$3,487

			April 30, 2006	July 31, 2005
			(Amounts in thousands)
Assets:
Total assets for reportable segments			$62,659	$50,173
Cash and cash equivalents			1,725	8,781
Prepaid and other current assets			678	376
Other assets			1,955	1,774

Consolidated total			$67,017	$61,104

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of KMG Chemicals, Inc.:

        We have audited the accompanying consolidated balance sheet of KMG Chemicals, Inc. (the "Company") as of July 31, 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for year then ended. Our audit also included the financial statement schedule listed in the Index at Item 16 for the year ended July 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of KMG Chemicals, Inc. as of July 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

UHY Mann, Frankfort, Stein & Lipp, CPAs, LLP

October 14, 2005

[This page intentionally blank]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of KMG Chemicals, Inc.:

        We have audited the accompanying consolidated balance sheets of KMG Chemicals, Inc. and subsidiaries (the "Company") as of July 31, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended July 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 16 for the two years in the period ended July 31, 2004. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of KMG Chemicals, Inc. and subsidiaries as of July 31, 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended July 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

Houston, Texas
October 13, 2004

KMG CHEMICALS, INC.

CONSOLIDATED BALANCE SHEETS
AS OF JULY 31, 2005 AND 2004

(Amounts in thousands, except share data)

	July 31,
	2005	2004
ASSETS
Current Assets:
Cash and cash equivalents	$8,780	$974
Accounts receivable:
Trade, net	7,967	6,817
Other	342	493
Inventories	4,854	6,692
Current deferred tax asset	81	30
Prepaid expenses and other current assets	296	305

Total current assets	22,320	15,311
Property, Plant and Equipment:
Property, plant and equipment	11,453	10,593
Accumulated depreciation and amortization	(5,990)	(4,959)

Net property, plant and equipment	5,463	5,634
Deferred Tax Asset	—	427
Goodwill	3,778	3,778
Intangible Assets, net of accumulated amortization	28,175	16,856
Other Assets	1,367	1,234

Total	$61,103	$43,240

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$5,088	$5,076
Accrued liabilities	1,368	652
Current portion of long-term debt	3,591	1,530

Total current liabilities	10,047	7,258
Long-Term Debt	17,644	11,236
Deferred Tax Liability	305	—
Other Long Term Liabilities	219	156
Commitments and contingencies	—	—

Total liabilities	28,215	18,650
Stockholders' Equity
Preferred stock, $.01 par value, 10,000,000 shares authorized, non-issued	—	—
Common stock, $.01 par value, 40,000,000 shares authorized, 8,956,119 shares issued and 8,786,119 shares outstanding at July 31, 2005 and 7,730,019 shares issued and 7,550,019 shares outstanding at July 31, 2004	90	77
Additional paid-in capital	9,353	3,671
Treasury stock (170,000 shares at July 31, 2005 and 180,000 shares at July 31, 2004)	(850)	(900)
Accumulated other comprehensive income	49	18
Retained earnings	24,246	21,724

Total stockholders' equity	32,888	24,590

Total	$61,103	$43,240

See notes to consolidated financial statements.

KMG CHEMICALS, INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JULY 31, 2005, 2004 AND 2003

(Amounts in thousands, except per share data)

	July 31,
	2005	2004	2003
Net sales	$59,168	$43,610	$35,536
Cost of sales	41,102	30,859	24,245

Gross profit	18,066	12,751	11,291
Selling, general and administrative expenses	12,664	9,636	8,149

Operating income	5,402	3,115	3,142

Other income (expense):
Interest & dividend income	73	25	54
Interest expense	(620)	(364)	(162)
Gain on sale of securities	—	115	—
Other	(35)	(47)	(52)

Total other income (expense)	(582)	(271)	(160)

Income before income tax	4,820	2,844	2,982
Provision for income tax	(1,768)	(1,081)	(1,065)

Net income	$3,052	$1,763	$1,917

Earnings Per Share:
Basic	$0.39	$0.23	$0.26
Diluted	$0.37	$0.23	$0.25
Weighted Average Shares Outstanding:
Basic	7,901	7,543	7,513
Diluted	8,256	7,631	7,550

See notes to consolidated financial statements.

KMG CHEMICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JULY 31, 2005, 2004 AND 2003

(Amounts in thousands, except per share data)

	Common Stock
					Accumulated Other Comprehensive Income
	Shares Issued	Par Value	Additional Paid-In Capital	Treasury Stock		Retained Earnings	Total Stockholders' Equity
Balance at July 31, 2002	7,693	$77	$3,366	$(900)	$88	$18,889	$21,520
Cash dividends						(394)	(394)
Comprehensive income:
Net income						1,917	1,917
Change in unrealized gain on available for sale securities (net of taxes of $12,499)					(18)		(18)
Unrealized gain on interest rate swap (net of taxes of $1,982)					4		4

Total comprehensive income					(14)	1,917	1,903

Balance at July 31, 2003	7,693	77	3,366	(900)	74	20,412	23,029
Cash dividends						(451)	(451)
Employee options exercised	37		7				7
Value of options issued for Wood Protection Products, Inc. acquisition			298				298
Comprehensive income:
Net income						1,763	1,763
Change in unrealized gain on available for sale securities due to sale of stock during first quarter (net of taxes of $62,919)					(70)		(70)
Change in unrealized gain on interest rate swap (net of taxes of $9,109)					14		14

Total comprehensive income					(56)	1,763	1,707

Balance at July 31, 2004	7,730	77	3,671	(900)	18	21,724	24,590
Cash dividends						(529)	(529)
Options exercised	26	1	66				67
Shares issued in stock placement	1,200	12	5,665				5,677
10,000 treasury shares issued			(50)	50
Comprehensive income:
Net income						3,052	3,052
Change in unrealized gain on interest rate swap (net of taxes of $19,044)					31		31

Total comprehensive income					31	3,052	3,083

Balance at July 31, 2005	8,956	$90	$9,352	$(850)	$49	$24,247	$32,888

See notes to consolidated financial statements.

KMG CHEMICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JULY 31, 2005, 2004 AND 2003

	July 31
	2005	2004	2003
	(Amounts in thousands)
Cash Flows From Operating Activities:
Net income	$3,052	$1,763	$1,917
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,204	1,643	1,423
Bad debt expense	70	93	25
Gain (loss) on disposal of equipment	1	1	(19)
Gain on sale of securities	—	(115)	—
Forgiveness of notes receivable from related parties	—	—	26
Conversion of account receivable to notes receivable	—	—	(80)
Deferred income taxes	681	84	(182)
Changes in operating assets and liabilities:
Accounts receivable—trade	(1,220)	593	(137)
Accounts receivable—other	147	(140)	69
Inventories	1,838	(1,406)	(94)
Prepaid expenses and other assets	(5)	(112)	159
Accounts payable	12	1,687	432
Accrued liabilities	783	(356)	(444)

Net cash provided by operating activities	7,563	3,735	3,095

Cash Flows From Investing Activities:
Additions to property, plant and equipment	(445)	(972)	(276)
Product line purchases	(13,019)	(10,795)	(3,855)
Proceeds from sale of equipment	3	114	19
Proceeds from sale of securities	—	170	—
Collection of notes receivable	14	45	—
Proceeds of insurance claim	111	—	—
Additions to other assets	(106)	(378)	(312)

Net cash used in investing activities	(13,442)	(11,816)	(4,424)

Cash Flow From Financing Activities:
Principal borrowings	10,000	8,895	3,820
Principal payments on borrowings	(1,530)	(885)	(1,841)
Proceeds from exercise of stock options	67	7	—
Proceeds from issuance of stock	5,677	—	—
Payment of dividends	(529)	(452)	(394)

Net cash provided by financing activities	13,685	7,565	1,585

Net (decrease) increase in cash and cash equivalents	7,806	(516)	256
Cash and cash equivalents at beginning of year	974	1,490	1,234

Cash and cash equivalents at end of year	$8,780	$974	$1,490

Supplemental Disclosures for Cash Flow Information:
Cash paid during the year for interest	$549	$229	$157
Cash paid during the year for income taxes	$1,103	$1,231	$1,183

See notes to consolidated financial statements.

KMG CHEMICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        General—KMG Chemicals, Inc. (the "Company") is involved principally in the manufacture and sale of specialty chemicals in niche markets through its wholly-owned subsidiary, KMG-Bernuth, Inc. The Company sells three wood preserving chemicals—pentachlorophenol ("penta"), creosote and sodium pentachlorophenate ("sodium penta"). The Company also sells tetrachlorvinphos products, a pesticide sold to domestic livestock and poultry growers under the Rabon and Ravap trade names to protect animals from flies and other pests; as well as an herbicide product consisting of monosodium and disodium methanearsonic acids ("MSMA"). The herbicide product is sold by the Company in the United States as Bueno 6 to protect cotton crops from weed growth, and sold as Ansar 6.6 for highway weed control.

        The Company manufactures penta, sodium penta and MSMA at its plant in Matamoros, Mexico through KMG de Mexico ("KMEX"), a Mexican corporation which is a 99.98% owned subsidiary of KMG-Bernuth. The Company has three main suppliers of creosote, which it sells throughout the United States. The Company contracts with third parties for the supply of the tetrachlorvinphos active ingredient, as well as the formulation and packaging of products using that active ingredient.

        The Company's significant accounting policies are as follows:

        Principles of Consolidation—The consolidated financial statements include the accounts of KMG Chemicals, KMG-Bernuth, and KMEX. All significant inter-company accounts and transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

        Cash and Cash Equivalents—The Company considers all investments with original maturities of three months or less when purchased to be cash equivalents.

        Fair Value of Financial Instruments—The carrying value of financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the relatively short maturity of these instruments. The fair value of the Company's debt at July 31, 2005 and 2004 was estimated to be the same as its carrying value since the debt obligations bear interest at a rate consistent with current market rates.

        In February 2003, the Company entered into an interest rate swap to fix the interest rate on the Company's term loan at 5.0% through December 20, 2007 (see Note 8). In accordance with SFAS No. 133, "Accounting for Derivative and Hedging Activities", this derivative instrument is accounted for as a cash flow hedge. The swap is reported on the consolidated balance sheet at fair value as either an asset or a liability. The interest rate swap was recorded on the consolidated balance sheets as an asset of approximately $79,000, and $29,000 for the years ended July 31, 2004 and 2005. The unrealized gain or loss on the swap is included in accumulated other comprehensive income on the consolidated balance sheet. For the years ended July 31, 2005, 2004 and 2003, respectively, the Company recorded gains of approximately $31,000, $14,000 and $4,000 for other comprehensive income associated with this interest rate swap. The effectiveness of the hedge was evaluated for the year ending July 31, 2005.

It was determined that the hedge was successful at fixing the effective interest rate on the Company's term loan at 5.0%.

        In accordance with SFAS No. 133, certain criteria must be met before an interest rate swap or other derivative instrument is accounted for as a hedge. This includes documentation at hedge inception of (i) the hedging relationship and the Company's risk management objective and strategy for putting the hedge in place and (ii) an indication that the hedging relationship is expected to be highly effective in hedging the designated risk during the term of the hedge. The effectiveness of the hedge is tested periodically and at least quarterly. The Company's hedging policy requires that only risks (i) determined to have a potentially material impact on the financial performance of the Company and (ii) for which there exists a perfect hedge, employing financial instruments in a mature market, be considered for hedging.

        Inventories—Inventories are valued at the lower of cost or market. Cost is determined using the first-in first-out ("FIFO") method.

        Property, Plant, and Equipment—Property, plant, and equipment is stated at cost less accumulated depreciation and amortization. Major renewals and betterments are capitalized. Repairs and maintenance costs are expensed as incurred.

        Revenue Recognition—In general, the Company has only one revenue recognition transaction in which our chemical products sold in the open market are recognized as revenue when risk of loss and title to the products transfers to customers, which usually occurs at the time a shipment is made.

        Cost of Sales—Cost of sales includes inbound freight charges, purchasing and receiving costs, inspection costs and internal transfer costs. In the case of products manufactured by the Company, direct and indirect manufacturing costs and associated plant administrative expenses are included as well as laid-in cost of raw materials consumed in the manufacturing process.

        Allowance for Doubtful Accounts—The Company provides an allowance for accounts receivable that it believes may not be collected in full. A provision for bad debt expense recorded to selling, general and administrative expenses increases the allowance. Accounts receivable that are written off decrease the allowance. The amount of bad debt expense recorded each period and the resulting adequacy of the allowance at the end of each period are determined using a combination of historical loss experience, customer-by-customer analyses of accounts receivable balances each period and subjective assessments of future bad debt exposure. Write offs of accounts receivable balances have been insignificant historically. The allowance was $150,000 and $80,000 at July 31, 2005 and 2004, respectively.

        Selling, General and Administrative Expenses—These expenses include selling expenses, product storage and handling costs and the cost (primarily common carrier freight) of distributing products to the Company's customers. Corporate headquarters' expenses, amortization of intangible assets and environmental regulatory support expenses are also included.

        Income Taxes—Deferred income tax assets and liabilities are determined using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method,

deferred tax assets and liabilities are established for future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis.

        Earnings Per Share—Basic earnings per common share amounts are calculated using the average number of common shares outstanding during each period. Diluted earnings per share assume the exercise of all stock options having exercise prices less than the average market price of the common stock using the treasury stock method.

        Foreign Currency Translation—The U.S. dollar is the functional currency for the Company's foreign operations. For those operations, re-measurements to U.S. dollars from currency translations are included in the statement of income.

        Stock-Based Compensation—The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation." Under SFAS No. 123, the Company is permitted to either record expenses for stock options and other employee compensation plans based on their fair value at the date of grant or to continue to apply its current accounting policy under Accounting Principles Board Opinion No. 25 ("APB No. 25") and recognize compensation expense, if any, based on the intrinsic value of the equity instrument at the measurement date. The Company elected to continue following APB No. 25 for stock options granted to employees; however, the Company accounts for stock options granted to non-employees under the provisions of SFAS No. 123.

        The fair value of options granted under equity compensation plans during fiscal year 2005, 2004 and 2003 was approximately $279,000, $540,000, and $298,000, respectively. Fair value of the options is estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for fiscal years 2005, 2004 and 2003:

	July 31,
	2005	2004	2003
Weighted-average expected life	9.44	13.62	8.65
Volatility factor	55%	59%	60%
Dividend Yield	0.93%	1.45%	1.70%
Weighted-average risk-free interest	4.19%	4.49%	4.37%

        The pro forma effect on net earnings and earnings per share if the Company had applied the fair value recognition provision of Statement of Financial Accounting Standards (SFAS) No. 123,

"Accounting for Stock-based Compensation" (FAS 123), to stock-based employee compensation for the fiscal years ended July 31, 2005, 2004 and 2003 is illustrated below:

	July 31,
	2005	2004	2003
	(Amounts in thousands, except per share data)
Net earnings, as reported	$3,052	$1,763	$1,917
Add: Total stock-based employee compensation expense included in reported net earnings under intrinsic value based method for all awards, net of related tax effects

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(254)	(159)	(211)

Pro forma net earnings	$2,798	$1,604	$1,706

Earnings per share:
Basic, as reported	$0.39	$0.23	$0.26
Basic, pro forma	$0.35	$0.21	$0.23
Diluted, as reported	$0.37	$0.23	$0.25
Diluted, pro forma	$0.34	$0.21	$0.22

        Intangible Assets—For financial statement purposes, identifiable intangible assets with a defined life are being amortized using the straight-line method over the useful lives of the assets. Identifiable intangible assets of an indefinite life are not amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." These assets are required to be tested for impairment at least annually.

        Concentrations of Credit Risks—Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Although the amount of credit exposure to any one institution may exceed federally insured amounts, the Company limits its cash investments to high-quality financial institutions in order to minimize its credit risk. With respect to accounts receivable, such receivables are primarily from wood-treating manufacturers located worldwide and agriculture chemicals distributors in the United States. The Company extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is dependent on each customer's financial condition. At July 31, 2005 and 2004, one customer represented 15% and 28%, respectively, of the Company's accounts receivable.

        Concentration of Operations in Other Countries—The Company manufactures penta and MSMA at its plant in Matamoros, Mexico. Property, plant and equipment on the Company's consolidated balance sheet of approximately $4,559,000 in 2005 and $4,712,000 in 2004 are assignable to the Company's plant in Mexico. This concentration of operations outside of the Company's home country exposes the Company to the risk that its operations may be disrupted in the future.

        New Accounting Standards—Several accounting pronouncements by the Financial Standards Accounting Board ("FASB") became effective in fiscal year 2005 or are expected to become effective in fiscal year 2006.

        In December 2004, the FASB issued Statement No. 123 (revised 2004) ("FAS 123(R)"), "Accounting for Share-Based Payments". FAS 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments, such as stock options granted to employees. The Company plans to apply FAS 123(R) on a modified prospective method. Under this method, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. For public entities that do not file as small business issuers, FAS 123(R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Management has not completed its evaluation of the effect that FAS 123(R) will have, but believes that the effect of the statement will be consistent with the application disclosed in its pro forma disclosures.

        In November 2004, the FASB issued FASB Statement No. 151, which revised ARB No. 43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires that the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management is evaluating the effect, if any, the statement will have on the financial statements of the Company once adopted.

        In May 2005, the FASB issued Statement No. 154, "Accounting Changes & Error Corrections", which replaced APB Opinion No. 20 and FASB Statement No. 3. This statement changes the requirements for accounting and reporting of a voluntary change in accounting principle and changes required by an accounting pronouncement when the specific transition provisions are absent. This statement requires retrospective application to prior period's financial statements of changes in accounting principle. If it is impracticable to determine either the period-specific effect or the cumulative effect of the change, this statement requires that the new accounting principle be adopted prospectively from the earliest practicable date. SFAS No. 154 is effective in the period that begins after December 15, 2005, and early adoption is permitted in the fiscal years beginning after SFAS No. 154 was issued. The Company does not expect the new statement will have any material impact on our financial position and results of operations.

        Reclassifications—Certain reclassifications of prior year amounts have been made to conform to current year presentation.

        Segment Reporting—For purposes of financial disclosure, the Company's four business segment operations are organized around its four product lines. See Note 14 to "Notes to Consolidated Financial Statements."

2.    ACQUISITIONS

        In June 2005, the Company purchased certain penta assets from Basic Chemicals Company, LLC, a wholly-owned subsidiary of Occidental Chemical Company. The penta assets were acquired by Basic

Chemicals Company from Vulcan Materials Company immediately prior to the KMG purchase as part of a larger transaction to acquire the entire chemicals business of Vulcan Materials. The consideration paid Basic Chemicals for the assets was $13,431,000 and included a $10,000,000 promissory note. The promissory note is payable in five equal annual principal installments of $2,000,000 plus interest at 4% per annum. The table below summarizes the total amount paid for the acquisition:

(Amounts in thousands)
Cash paid at closing	$3,431
Promissory note	10,000
Other costs of acquisition	19

Total consideration paid	$13,450

        The purchased assets included product registrations and related data, manufacturing equipment, a non-compete agreement with the seller, and the seller's inventory of finished product. The table below summarizes the allocation of the purchase price to the acquired assets:

(Amounts in thousands)
Inventory	$431
Equipment	580

Total tangible assets	1,011

Non-compete agreement	86
Penta supply agreement	5,948
Product registrations	6,405

Total intangible assets	12,439

Total acquired assets	$13,450

        In December 2003, the Company purchased certain penta distribution assets of Wood Protection Products, Inc. As part of the purchase, the Company also granted an option to acquire 175,000 shares of its common stock, exercisable at $2.50 per share. The acquisition included distribution and plant equipment, inventory, penta product registrations and a consulting and non-compete agreement with the seller's principal shareholder. The cash purchase price was primarily financed with a $6,000,000 term loan from SouthTrust Bank. The table summarizes the total amount paid for the acquisition.

(Amounts in thousands)
Cash paid at closing	$6,195
Payment commitments over the subsequent 6 months	610

Total cash paid in fiscal year 2004	6,805
Estimated value of stock option granted	298
Other costs of acquisition	53

Total consideration paid	$7,156

        The acquisition included Wood Protection Product's distribution and plant equipment along with its inventory and product registrations. It also included a consulting agreement and a non-compete agreement with the seller's principal shareholder. The table summarizes the purchase price allocation for the acquisition.

(Amounts in thousands)
Equipment	$297
Inventory	205

Total tangible assets	502

Product registrations, consulting and non-compete agreements	3,614
Goodwill	3,040

Total intangible assets including goodwill	6,654

Total acquired assets	$7,156

        The pro forma effect of this acquisition and the associated financing on the Company's historical results for the two years ended July 31, 2004 and 2003 as if the transaction had occurred August 1, 2002 are presented in the following table:

	July 31,
	2004	2003
	(Amounts in thousands except per share data)
Revenues	$46,069	$42,200
Operating income	3,533	4,275
Net income	1,980	2,516
Basic earnings per share	$0.26	$0.03

        In June 2004, the Company purchased creosote product registrations from Trenton Sales, Inc. In connection with that purchase, the Company entered into a supply agreement with Lufkin Creosoting Co., an affiliate of the seller, by which the Company will sell Lufkin Creosoting its creosote requirements for its wood treating operations. The Company also obtained the seller's creosote supply agreement with a Mexican producer of creosote. Although the Company had been purchasing creosote from the Mexican creosote producer prior to the acquisition, the acquisition will have the effect of increasing the Company's purchases of that lower cost creosote supply. The Company also purchased the Ravap trade name and inventory from Boehringer Ingelheim Vetmedica, Inc. in June 2004. That trade name is for a product that contains Rabon, the animal health product registration line we acquired for $3,856,000 in fiscal year 2003 from Boehringer. This acquisition extends our available Rabon product category. The creosote distribution and Ravap acquisitions were completed using available cash, borrowings under our revolving loan with SouthTrust Bank, now Wachovia Bank, and by increasing one of our senior term loans with that bank by $2,954,000. Based on the size of these two acquisitions, pro forma information is not presented.

3.    INVENTORIES

        Inventories are summarized as follows at July 31, 2005 and 2004:

	July 31,
	2005	2004
	(Amounts in thousands)
Chemical raw materials and supplies	$1,264	$2,349
Finished chemical products	3,590	4,343

	$4,854	$6,692

4.    PROPERTY, PLANT, AND EQUIPMENT

        Property, plant, and equipment and related accumulated depreciation and amortization are summarized as follows at July 31, 2005 and 2004:

	July 31,
	2005	2004
	(Amounts in thousands)
Land	$541	$540
Buildings	1,893	1,799
Plant	1,761	1,670
Equipment	6,749	5,949
Leasehold improvements	125	115
Construction-in-progress	384	520

	11,453	10,593
Less accumulated depreciation and amortization	(5,990)	(4,959)

Property, plant and equipment—net	$5,463	$5,634

        Approximately 83% of the Company's property, plant and equipment is located in Matamoros, Mexico. Most of the remaining property, plant, and equipment is located at the Company's formulation and distribution facility in Tuscaloosa, Alabama.

        Depreciation is computed primarily using a straight-line method over the estimated useful lives of the assets. Depreciation expense was approximately $1,081,000, $1,009,000 and $956,000 in 2005, 2004 and 2003, respectively. The estimated useful lives of classes of assets are as follows:

Asset Description	Life (Years)
Building	15 to 30
Plant	10 to 18
Equipment	3 to 10
Leasehold improvements	5 to 8

5.    FOREIGN CURRENCY REMEASUREMENT

        Monetary assets and liabilities and income items for KMEX are re-measured to U.S. dollars at current rates, and certain assets (notably plant and production equipment) are re-measured at historical rates. Expense items for KMEX are re-measured at average monthly rates of exchange except for depreciation and amortization expense. All gains and losses from currency re-measurement for KMEX are included in operations. Foreign currency re-measurement resulted in an aggregate exchange loss of approximately $12,000, $15,000, and $38,000 in fiscal years 2005, 2004 and 2003, respectively.

6.    INCOME TAXES

        The geographical sources of income before income taxes for each of the three years ended at July 31, 2005, 2004 and 2003:

	July 31,
	2005	2004	2003
	(Amounts in thousands)
United States	$3,934	$2,525	$2,447
Foreign	886	319	533

Income before income taxes	$4,820	$2,844	$2,982

        The provision for income taxes at July 31 consisted of the following:

	July 31,
	2005	2004	2003
	(Amounts in thousands)
Current:
Federal	$793	$788	$966
Foreign	191	109	182
State	122	100	99

	1,106	997	1,247

Deferred:
Federal	564	77	(167)
Foreign	48	—	—
State	50	7	(15)

	662	84	(182)

Total	$1,768	$1,081	$1,065

        Deferred income taxes are provided on all temporary differences between financial and taxable income. The following table presents the components of the Company's deferred tax assets and liabilities at July 31, 2005 and 2004:

	July 31,
	2005	2004
	(Amounts in thousands)
Deferred Tax Assets
Current deferred tax assets:
Bad debt expense	$56	$30
Inventory	5	—
Accrued Liabilities	50	—
Other	74	—

Total current deferred tax assets	$185	$30

Non-current deferred tax assets:
Difference in depreciable basis of property	$351	$667
Deferred compensation	81	21

Total non-current deferred tax assets	$432	$688

Deferred Tax Liabilities:
Current deferred tax liabilities:
Prepaid assets	$(104)	$—
Non-current deferred tax liabilities:
Inventory	(220)	—
Difference in amortization basis of intangibles	(488)	(261)
Other	(29)	—

Total non-current deferred tax liabilities	$(737)	$(261)

Net current deferred tax asset	$81	$30

Net non-current deferred tax asset (liability)	$(305)	$427

        No valuation allowance has been provided for as the Company expects to fully realize its deferred tax assets in future years.

        Undistributed earnings of the Company's foreign subsidiary amounted to approximately $1,975,000 at July 31, 2005. Those earnings are considered to be permanently reinvested; accordingly, no provision for United States federal and/or state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company will be subject to both United States income taxes (subject to an adjustment for foreign tax credits) and potentially withholding taxes payable to the foreign country. Determination of the amount of unrecognized deferred United States income tax liability is not practicable due to the complexities associated with its hypothetical calculation.

        During calendar 2004, a new income tax law became effective in Mexico. The corporate income tax rate became 33% for calendar 2004, 30% for 2005, 29% for 2006 and 28% for 2007 and thereafter.

        The following table accounts for the differences between the actual tax provision, and the amounts obtained by applying the applicable statutory U.S. federal income tax rate of 34%, to earnings before income taxes for the years ended July 31, 2005, 2004, and 2003.

	July 31,
	2005	2004	2003
	(Amounts in thousands)
Income taxes at the federal statutory rate of 34%	$1,639	$967	$1,014
Effect of foreign operations	(62)	—	—
State income taxes, net of federal income tax effect	118	100	35
Other	73	14	16

Total	$1,768	$1,081	$1,065

7.    INTANGIBLE AND OTHER ASSETS

        Intangible and other assets at July 31, 2005 and 2004 are summarized as follows:

	July 31,
	2005	2004
	(Amounts in thousands)
Intangible assets not subject to amortization:
Creosote product registrations	$6,518	$6,518
Other Creosote related assets	78	78
Penta product registrations	8,765	2,360
Rabon product registrations and related assets	3,557	3,557
Ravap product registration	938	937

	19,856	13,450
Intangible assets subject to amortization:
Creosote supply contract	4,000	4,000
Other Creosote related assets	131	131
Other Penta related assets	7,288	1,254
MSMA product registrations and related assets	1,298	1,298
Sodium Penta licensing agreement	320	320
Ravap trademark	317	317
Other Rabon related assets	204	204
Loan Costs	121	118

	13,679	7,642

Total intangible assets	33,535	21,092
Less accumulated amortization	(5,360)	(4,236)

	$28,175	$16,856

Other assets consisted of the following:
Cash surrender value on key man life insurance policies	$1,265	$1,182
Other	102	52

	$1,367	$1,234

        Amortization expense was approximately $1,123,000, $630,000, and $467,000 for fiscal years 2005, 2004 and 2003. The acquisition of the penta assets formerly owned by Vulcan Materials Company added approximately $290,000 to amortization expense in fiscal year 2005. The estimated amortization expense is projected to be approximately $2,492,000, $2,499,000, $2,443,000, $1,207,000 and $394,000 for fiscal years 2006 through 2010.

        The Company performed its annual impairment analysis of intangible assets not subject to amortization as of July 31, 2005 and 2004 and concluded that an impairment charge is not appropriate.

8.    LONG-TERM DEBT

        As of July 31, 2005 the Company had three term loans with outstanding balances of approximately $3,745,000, $7,490,000 and $10,000,000, as well as a revolving credit facility with no outstanding borrowings.

        The Company has entered into a revolving credit facility with Wachovia Bank National Association (which acquired its former lender, SouthTrust Bank) that provides for borrowings of up to $5,000,000. The borrowing base under this facility is limited by a formula based on the amount of the amount of receivables and inventory. Interest under the revolving note is due monthly at LIBOR plus a margin on outstanding balances. The margin over LIBOR is dependent on a financial leverage ratio, and can vary between 1.75% and 2.25%. The revolving note is secured by the Company's receivables, inventory, and general intangible assets. The financial covenants applicable to the Wachovia Bank term loans, discussed below, also apply to the revolving credit facility. The Company was in compliance with the revolving loan financial covenants as of July 31, 2005. There were no amounts outstanding under the revolving credit facility at July 31, 2005 and 2004. The termination date of the revolving credit facility agreement is January 31, 2007.

        The Company's fiscal year 2003 purchase of the Rabon products category was financed by a senior credit facility from Wachovia Bank that also refinanced the Company's then existing term loan facility. As refinanced, the principal balance outstanding as of July 31, 2005 was approximately $3,745,000 while the principal balance was approximately $4,250,000 at July 31, 2004. The loan carries interest at a varying rate equal to LIBOR plus 1.8% (5.01% and 3.0% at July 31, 2005 and 2004, respectively). In February 2003, the Company entered into an interest rate swap transaction that effectively fixed the interest rate at 5.0% for the remainder of the term. This indebtedness matures at the rate of approximately $505,000 per year through December 20, 2007, at which time $2,567,000 will be due and payable.

        The acquisition of the Wood Protection Products assets in December 2003 and the acquisition of the Trenton Sales creosote distribution assets and the Ravap trade name and inventory in June 2004, were financed in part by a second term loan from Wachovia Bank. The original principal amount of the second term loan with Wachovia Bank was $6,000,000 on December 5, 2003. In June 2004, after five months of amortization, the loan was increased by an additional advance of $2,954,000 for the purchase of the creosote business of Trenton Sales, Inc. and the Ravap trade name. The principal amount is being amortized monthly over seven years, but the maturity date is June 1, 2009. This term loan carries interest at a varying rate initially equal to LIBOR plus 1.75% (5.09% at July 31, 2005). The margin over LIBOR is dependent on a financial leverage ratio, and can vary between 1.75% and 2.25%. The principal amount of the loan was $7,490,000 on July 31, 2005.

        The term loans with Wachovia Bank require the Company to satisfy certain financial covenants, but those covenants were amended in June 2005. The amendment eliminated minimum tangible net worth and liabilities to tangible net worth requirements, and revised the required coverage ratio of debt to earnings before interest, taxes, and depreciation. The revised requirement is that the coverage ratio of funded debt to earnings before interest, taxes, and depreciation be not greater than 3.0 to 1.0 as of July 31, 2005 and October 31, 2005, and not greater than 2.75 to 1.0 as of January 31, 2006 and at all times thereafter. As of July 31, 2005, the Company was in compliance with its various debt covenants.

        The Company's purchase of penta registrations and data, manufacturing equipment, and certain other assets from Basic Chemicals Company, LLC, a wholly-owned subsidiary of Occidental Chemical Company, in fiscal year 2005 was financed in part by a $10,000,000 promissory note payable to the seller. The promissory note is payable in five equal annual principal installments of $2,000,000 plus interest at 4% per annum. The first installment is payable on June 7, 2006, and subsequent installments are payable on the same date each year thereafter until the promissory note is paid. The principal balance of the promissory note was $10,000,000 on July 31, 2005.

        Principal payments due under long-term debt agreements for the years ended July 31 are as follows:

		July 31,
	Total	2006	2007	2008	2009	2010
	(Amounts in thousands)
Long-term debt	$21,235	$3,591	$3,663	$5,964	$6,017	$2,000

9.    COMMITMENTS AND CONTINGENCIES

        Contractual Obligations—The Company has non-cancelable operating leases for its office and warehouse facilities and certain transportation equipment. Its other long-term liabilities consist of obligations under a supplemental executive retirement plan. See Note 11 to "Notes to Consolidated Financial Statements". For the years ended July 31:

		July 31,
	Total	2006	2007	2008	2009	2010
	(Amounts in thousands)
Long-term debt	$21,235	$3,591	$3,663	$5,964	$6,017	$2,000
Operating leases	2,893	1,007	916	562	408	—
Other long-term liabilities	219	—	—	—	219	—
Purchase obligations	2,016	2,016	—	—	—	—
Estimated interest payments on debt	3,339	1,159	1,025	707	380	68
Estimated payments (receipts) under interest rate swap	(138)	(47)	(65)	(26)	—	—

	$29,564	$7,726	$5,539	$7,207	$7,024	$2,068

        Rent expense relating to the operating leases was approximately $948,000, $424,000 and $366,000 in fiscal year 2005, 2004 and 2003, respectively.

        Environmental—The Company's operations are subject to extensive federal, state and local laws, regulations and ordinances in the United States and abroad relating to the generation, storage, handling, emission, transportation and discharge of certain materials, substances and waste into the environment, and various other health and safety matters. Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to fines, injunctions or both. The Company must devote substantial financial resources to ensure compliance, and it believes that it is in substantial compliance with all the applicable laws and regulations.

        Certain licenses, permits and product registrations are required for the Company's products and operations in the United States, Mexico and other countries in which it does business. The licenses, permits and product registrations are subject to revocation, modification and renewal by governmental authorities. In the United States in particular, producers and distributors of chemicals such as penta, creosote, tetrachlorvinphos and MSMA are subject to registration and notification requirements under federal law (including under the Federal Insecticide, Fungicide and Rodenticide Act, and comparable state law) in order to sell those products in the United States. Compliance with these requirements has had, and in the future will continue to have, a material effect on our business, financial condition and results of operations.

        The Company incurred expenses in connection with the Federal Insecticide, Fungicide and Rodenticide Act research and testing programs of approximately $990,000, $861,000 and $705,000 in fiscal year 2005, 2004 and 2003, respectively. These costs are included in selling, general, and administrative expenses. The Company intends to expense such costs as incurred.

        Litigation—The Company is and may become a party in routine legal actions or proceedings in the ordinary course of its business. Management does not believe that the outcome of any of these routine matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

10.    RELATED PARTY TRANSACTIONS

        During 1991, the Company entered into "split-dollar insurance" plans with two officers/stockholders. Each of those arrangements has now been terminated, but the Company has advanced funds in prior years for insurance premiums and recorded the advances as a non-current asset. While the plans were in effect, the Company had a security interest in the insurance policies to the extent of the advances. In fiscal year 1998, the arrangement with one such officer was terminated under the provisions of a five-year employment agreement and converted to a non-interest-bearing promissory note. Since that time, the employee has ceased serving as an officer of the Company, but continued as an employee until retiring in February 2005. As a portion of the employee's compensation under the employment agreement, the Company amortized the note to compensation expense over a five-year period beginning January 1, 2000. The amortization was $14,000, $34,000, and $52,000 in 2005, 2004 and 2003, respectively. In fiscal year 2004, the Company terminated the split dollar insurance plan with the other officer/stockholder. He transferred his interest in the insurance policy on his life to the Company for $91,000, the difference between the cash value of the policy and the premiums paid by the Company under the terminated plan.

11.    EMPLOYEE BENEFIT PLANS

        The Company has a defined contribution 401(k) plan covering substantially all of its U.S. employees. The participants may contribute from 3% to 15% of their compensation, and the Company makes matching contributions under this plan up to 3% of the participant's compensation. Company contributions to the plan totaled approximately $48,000, $38,000 and $34,000 in 2005, 2004 and 2003, respectively.

        In July 2001, the Company adopted a supplemental executive retirement plan. Only persons specifically designated by the company may be participants in the plan. The plan is unfunded and amounts payable to participants are general obligations of the company. The plan provides that a participant will be paid a supplemental retirement benefit for 10 years equal to a percentage of the participant's three-year average base salary at normal retirement. The benefit payable to participants is reduced by the equivalent actuarial value of the Company's other pension plan payments to the participant, if any, the Company's 401(k) plan and one-half social security benefits. Normal retirement is the earlier of age 65 and completion of 10 years credited service or age 60 with 30 years credited service. One executive was designated as a participant in August 2001, which resulted in $63,000, $57,000, and $52,000 of expenses for 2005, 2004 and 2003, respectively. As of July 31, 2005, and 2004, the liability under this plan was $219,000 and $156,000, respectively.

12.    SIGNIFICANT CUSTOMERS

        The Company had only one customer to whom sales as a percentage of total sales was 10% or more in fiscal year 2005, 2004 and 2003. Sales to one customer were 10% of total sales in fiscal year 2005, 14% of total sales in fiscal year 2004, and sales to another customer were 18% of total sales in fiscal year 2003.

13.    STOCKHOLDERS' EQUITY

        The Company adopted the 1996 Stock Option Plan (the "1996 Stock Plan") on October 15, 1996, and reserved 700,000 shares of its common stock for issuance under that plan. The 1996 Stock Plan was amended in August 2003, and the maximum number of common shares that may be granted under it was increased to 1,070,000 shares. The 1996 Stock Plan provides for the grant of "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options. The 1996 Stock Plan is administered either by the Company's Board of Directors or by a committee of two or more non-employee directors. Subject to the terms of the 1996 Stock Plan, the Board of Directors or the committee has the authority to grant options, to amend, construe, and interpret the plan, and to make all other determinations and take any and all actions necessary or advisable for its administration. The directors, consultants, and key employees of the Company or any subsidiary are eligible to receive nonqualified options under the 1996 Stock Plan, but only salaried employees of the Company or its subsidiaries are eligible to receive incentive stock options.

        Options are exercisable during the period specified in each option agreement and in accordance with a vesting schedule designated by the Board of Directors or the committee. Any option agreement may provide that options become immediately exercisable in the event of a change or threatened change in control of the Company and in the event of certain mergers and reorganizations of the Company. Options may be subject to early termination within a designated period following the option holder's cessation of service with the Company.

        The Company adopted a 2004 Long-Term Incentive Plan in October 2004 which was approved by the shareholders at the Company's annual meeting in November 2005. The 2004 Long-Term Incentive Plan permits the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards. It is administered by the Board of Directors or a committee appointed by the Board of Directors. The Board has designated the Compensation Committee as the administrator of the 2004 Long-Term Incentive Plan. Subject to the terms of the 2004 Long-Term Incentive Plan, the committee has the sole discretion to select the persons eligible to receive awards under the 2004 Long-Term Incentive Plan, the type and amount of incentives to be awarded, and the terms and conditions of awards. The committee also has the authority to interpret the 2004 Long-Term Incentive Plan, and establish and amend regulations necessary or appropriate for its administration. Any employee of the Company or a subsidiary of the Company or a director of the Company whose judgment, initiative, and efforts contributed or may be expected to contribute to the successful performance of the Company is eligible to participate. The maximum number of shares of the Company's common stock that may be delivered pursuant to awards granted under the Plan is 375,000 shares. No executive officer may receive in any calendar year stock options or stock appreciation rights relating to more than 250,000 shares of common stock, or awards that are subject to the attainment of performance goals relating to more than 100,000 shares of common stock.

        Options issued in fiscal year 2005, 2004 and 2003 under the Company's 1996 Stock Plan were as follows. No options were issued under the 2004 Long-Term Incentive Plan.

	July 31, 2005		July 31, 2004		July 31, 2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
	(Amounts in thousands, except per share data)
Stock options and warrants outstanding, beginning of year	748	$4.17	585	$3.96	403	$3.39
Granted:
Non-employee directors	50	3.84	50	3.16	50	3.10
Officers			150	4.37	160	2.50
Exercised	(1)	2.57	(37)	(0.02)
Expired					(28)	(5.00)

Stock options and warrants outstanding, end of year	797	$4.15	748	$4.17	585	$3.96

        Options and warrants outstanding as of July 31, 2005 under the Company's equity compensation plans are as follows:

Range of Exercise Price	Shares Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Shares Exercisable	Weighted- Average Exercise Price
	(Share amounts in thousands)
$2.48 - $8.00	796	8.25	$4.13	766	$3.84

        At July 31, 2005, there were approximately 599,000 shares available for future option grants under equity compensation plans (the 1996 Stock Option Plan and the 2004 Long-Term Incentive Plan).

        In fiscal year 2000, the Company granted a warrant for the purchase of 25,000 shares of the Company's common stock to Gilman Financial Corporation, a company that employs a Director of the Company, for assistance in developing, studying, and evaluating merger and acquisition proposals. The warrant was immediately exercisable at a price of $5.00 per share of common stock through March 6, 2009. In December 2003, the Company purchased certain penta distribution assets of Wood Protection Products, Inc. As part of the purchase, the Company also granted an option to acquire 175,000 shares of our common stock, exercisable through December 5, 2008 at $2.50 per share. The option holder partially exercised his option in fiscal year 2005, and purchased 25,000 shares. At July 31, 2005, 150,000 shares of common stock may be acquired under the option.

        The following is a reconciliation of the numerators and denominators of basic and diluted earnings per share computations, taking into account vested and unvested stock options whose strike price is less than the market price, in accordance with SFAS No. 128:

	Year Ended July 31, 2005
	Income (Numerator	Shares (Denominator)	Earnings per Share (Amount)
	(Amounts in thousands, except per share data)
Basic	$3,052	7,901	$0.39
Effect of dilutive securities-common stock options	—	355	(0.02)

Diluted	$3,052	8,256	$0.37

	Year Ended July 31, 2004
	Income (Numerator	Shares (Denominator)	Earnings per Share (Amount)
	(Amounts in thousands, except per share data)
Basic	$1,763	7,543	$0.23
Effect of dilutive securities-common stock options	—	88	(0.00)

Diluted	$1,763	7,631	$0.23

	Year Ended July 31, 2003
	Income (Numerator	Shares (Denominator)	Earnings per Share (Amount)
	(Amounts in thousands, except per share data)
Basic	$1,917	7,513	$0.26
Effect of dilutive securities-common stock options	—	37	(0.01)

Diluted	$1,917	7,550	$0.25

14.    BUSINESS SEGMENT INFORMATION

        The Company operates in four business segments organized around its four product lines: pentachlorophenol (penta) products, creosote, animal health products (Rabon and Ravap) and our herbicide product (MSMA). The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

        The penta segment manufactures and sells its penta products line, including penta blocks, flakes, solutions, sodium pentachlorophenate (sodium penta), and a byproduct of penta production. Penta is used primarily to treat electric and telephone utility poles, protecting them from mold, mildew, fungus and insects. The creosote segment sells creosote products as a wood preservative for railroad crossties and utility poles. Our creosote suppliers distill coal tar, and creosote is a by-product of that process. The Company supplies industrial users with both penta products and creosote. The animal health segment sells pesticides products under the trade names Rabon and Ravap. These pesticide products are used by domestic livestock and poultry growers to protect animals from flies and other pests. The Company's agricultural chemicals segment sells products containing monosodium and disodium methanearsonic acids (MSMA). These herbicides are sold to protect cotton crops, primarily in the United States' southern cotton-growing states and in California, and to state agencies to control highway weed growth. MSMA products are also used elsewhere in the world to protect cotton and sugarcane.

        Non-domestic net sales revenues in the penta segment were approximately $1,013,000, $921,000, and $906,000 in fiscal years 2005, 2004 and 2003. Non-domestic net sales in the creosote segment and the animal health segment were negligible in all years. Non-domestic net sales in the agricultural chemicals segment were approximately $518,000, $497,000, and $373,000 in fiscal years 2005, 2004 and 2003, respectively.

	July 31,
	2005	2004	2003
	(Amounts in thousands)
Revenues
Penta	$20,806	$15,539	$10,526
Creosote	29,199	20,929	18,495
Animal health pesticides	5,059	3,463	2,806
Agricultural chemicals	4,104	3,679	3,709

	$59,168	$43,610	$35,536

Depreciation and amortization
Penta	$886	$438	$272
Creosote	298	271	267
Animal health pesticides	150	60	35
Agricultural chemicals	817	807	782

	$2,151	$1,576	$1,356

Income (loss) from operations
Penta	$6,102	$4,955	$4,104
Creosote	2,933	1,453	2,110
Animal health pesticides	1,015	867	827
Agricultural chemicals	(368)	(716)	(730)

	$9,682	$6,559	$6,311

Capital expenditures
Penta	$13,363	$7,312	$68
Creosote	—	2,887	—
Animal health pesticides	—	1,254	3,871
Agricultural chemicals	62	21	142

	$13,425	$11,474	$4,081

Total assets
Penta	$24,805	$12,015	$4,231
Creosote	12,180	12,380	9,069
Animal health pesticides	6,969	8,084	5,507
Agricultural chemicals	6,132	7,118	9,652

	$50,086	$39,597	$28,459

        A reconciliation of total segment to consolidated amounts is as follows:

	July 31,
	2005	2004	2003
	(Amounts in thousands)
Revenues:
Total revenues for reportable segments	$59,168	$43,610	$35,536
Other revenues	—	—	—

Total consolidated revenues	$59,168	$43,610	$35,536

Profit or Loss:
Total profit or loss for reportable segments	$9,682	$6,559	$6,311
Interest income	73	25	54
Interest expense	(620)	(364)	(162)
Other profit or loss	(35)	68	(52)
Other corporate expense	(4,280)	(3,444)	(3,169)

Income before income taxes	$4,820	$2,844	$2,982

Assets:
Total assets for reportable segments	$50,086	$39,597	$28,459
Cash and cash equivalents	8,780	974	1,655
Prepaid and other current assets	722	815	630
Deferred tax assets	81	457	511
Other assets	1,434	1,397	1,082

Consolidated total	$61,103	$43,240	$32,337

15.    SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Amounts in thousands, except per share data)
Fiscal Year Ended July 31, 2005
Net sales	$13,595	$12,477	$15,354	$17,742
Gross profit	4,235	4,176	4,683	4,972
Operating income	1,211	850	1,820	1,521
Income before income tax	1,084	716	1,687	1,333
Net income	672	444	1,046	890
Per share data:
Earnings per share—basic	$0.09	$0.06	$0.14	$0.10
Earnings per share—diluted	$0.09	$0.06	$0.13	$0.10

Fiscal Year Ended July 31, 2004
Net sales	$8,372	$8,537	$12,423	$14,278
Gross profit	2,546	2,429	3,696	4,080
Operating income (loss)	468	(137)	1,162	1,622
Income (loss) before income tax	515	(228)	1,051	1,506
Net income (loss)	319	(141)	651	934
Per share data:
Earnings (loss) per share—basic	$0.04	$(0.02)	$0.09	$0.12
Earnings (loss) per share—diluted	$0.04	$(0.02)	$0.08	$0.12

3,000,000 Shares

KMG CHEMICALS, INC.

Common Stock

Preliminary Prospectus

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and concessions, expected to be incurred in connection with the offering described in the Registration Statement. All amounts are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Expenses	Amount
Securities and Exchange Commission registration fee	$3,461
NASD filing fee	3,795
Printing and engraving expenses	100,000
Legal fees and expenses	175,000
Accounting fees and expenses	100,000
Transfer Agent and Registrar fees	5,000
Miscellaneous	10,000
Total	$397,256

Item 14.    Indemnification of Directors and Officers

        Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act (the "Miscellaneous Laws") authorizes corporations to include a provision in their articles of incorporation limiting or eliminating the personal liability of directors to corporations or its shareholders for monetary damages for an act or omission in the director's capacity as a director. Our Restated and Amended Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the Miscellaneous Laws. Specifically, our directors shall not be liable except for:

  •
  a breach of the director's duty of loyalty to us or our shareholders;

  •
  an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law;

  •
  a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or

  •
  an act or omission for which the liability of the director is expressly provided by an applicable statute.

        The inclusion of this provision in our Restated and Amended Articles of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our shareholders.

        Article 2.02-1 of the Texas Business Corporation Act (the "TBCA") provides that a corporation may indemnify any director or officer who was, is or is threatened to be made, a named defendant or respondent in a proceeding because he is or was a director or officer, provided that the director or officer (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the corporation's best interests or (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Subject to certain exceptions, a director or officer may not be indemnified if the person is found liable to the corporation or if the person is found liable on the basis that he improperly received a personal benefit. Under Texas law, reasonable expenses incurred by a director or officer may be paid or reimbursed by the corporation in advance of a final disposition of the proceeding after the corporation receives a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification by the corporation. Texas law requires a corporation to indemnify an officer or director against reasonable expenses incurred in connection with a proceeding in which he is named a defendant or respondent because he is or was a director or officer if he is wholly successful in defense of the proceeding.

        Our Bylaws also provide for indemnification of our officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted under the TBCA.

        Texas law permits a corporation to purchase and maintain insurance or another arrangement on behalf of any person who is or was a director or officer against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under Article 2.02-1 of the TBCA. We maintain directors' and officers' liability insurance policies to cover certain liabilities of directors and officers arising out of claims based on certain acts or omissions by them in their capacity as directors or officers.

Item 15.    Recent Sales of Unregistered Securities

        On April 21, 2005, we sold 1,210,000 shares of our common stock in a private placement. Tontine Capital Partners, L.P. purchased 1,000,000 shares and Terrier Partners, L.P. purchased 200,000 shares. The shares were purchased at a price of $5.00 per share for an aggregate purchase price of $6,000,000. We paid a fee of $275,000 and issued 10,000 shares of treasury stock to Boenning & Scattergood, Inc. in consideration for acting as placement agent in the offering. The securities sold in the offering were sold in reliance on the exemption from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D under the Securities Act.

        In December 2003, we purchased certain penta distribution assets of Wood Protection Products. On December 5, 2003 in connection with our acquisition of these assets, we issued to an affiliate of Wood Protection Products an option to acquire 175,000 shares of our common stock at an exercise price of $2.50 per share. The option was fully vested when granted and is exercisable for five years until December 5, 2008. The issuance of the option was exempt pursuant to Section 4(2) of the Securities Act of 1933. In January 2005, the option holder exercised 25,000 shares for a total exercise price of $62,500.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

        The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.

3.1	Restated and Amended Articles of Incorporation of the Company, filed as Exhibit 3(i) to the Company's Quarterly Report on Form 10-QSB12G filed December 6, 1996, and incorporated herein by reference.
3.2	Bylaws of the Company, filed as Exhibit 3(ii) to the Company's Quarterly Report on Form 10-QSB12G filed December 6, 1996, and incorporated herein by reference.
4.1	Form of Common Stock Certificate, filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-QSB12G filed December 6, 1996, and incorporated herein by reference.
*5.1	Legal Opinion of Haynes and Boone, LLP.
10.1
Revolving Loan Agreement dated August 1, 1996 with SouthTrust Bank filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-QSB12G filed December 6, 1996, and incorporated herein by reference.
10.2	Second Amendment to Revolving Loan Agreement filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-QSB filed December 12, 1997, and incorporated herein by reference.
10.3	Third Amendment to Revolving Loan Agreement filed as Exhibit 10.11 to the Company's Quarterly Report on Form 10-QSB filed March 12, 1999, and incorporated herein by reference.
10.4	Fourth Amendment to Revolving Loan Agreement filed as Exhibit 10.19 to the Company's Current Report on Form 8-K filed July 10, 1999, and incorporated herein by reference.
10.5	Term Loan Agreement dated June 26, 1998 with SouthTrust Bank filed as Exhibit 10.16 to the Company's Current Report on Form 8-K filed July 10, 1998, and incorporated herein by reference.
10.6	Second Amendment to Term Loan Agreement with SouthTrust Bank filed as Exhibit 10.32 to the Company's Current Report on Form 8-K filed December 19, 2003, and incorporated herein by reference.
10.7	Third Amendment to Term Loan Agreement with SouthTrust Bank filed as Exhibit 10.7 to the Company's 2004 Annual Report on Form 10-K filed October 15, 2004, and incorporated herein by reference.
10.8	Fourth Amendment to Term Loan Agreement with SouthTrust Bank filed as Exhibit 10.8 to the Company's 2004 Annual Report on Form 10-K filed October 15, 2004, and incorporated herein by reference.
10.9	Guaranty of Payment to SouthTrust Bank by the Company filed as Exhibit 10.18 to the Company's Current Report on Form 8-K filed July 10, 1998, and incorporated herein by reference.
†10.10
Sales Agreement dated January 1, 2002 between Reilly Industries, Inc. and the Company filed as Exhibit 10.28 to the Company's Quarterly Report on Form 10-Q filed June 14, 2002, and incorporated herein by reference.
†10.11
Creosote Supply Agreement dated November 1, 1998 between Rutgers VFT and the Company filed as Exhibit 10.20 to the Company's Quarterly Report on Form 10-QSB filed March 12, 1999, and incorporated herein by reference.

10.12	1996 Stock Option Plan filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-QSB12G filed December 6, 1996, and incorporated herein by reference.
10.13
Stock Option Agreement dated October 17, 1996 with Thomas H. Mitchell filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-QSB12G filed December 6, 1996, and incorporated herein by reference.
10.14
Warrant for the Purchase of 25,000 Shares of Common Stock dated as of March 6, 2000 between the Company and JGIS, Ltd., an assignee of Gilman Financial Corporation, filed as Exhibit 10.24 to the Company's Annual Report on Form 10-KSB filed October 25, 2000, and incorporated herein by reference.
10.15	Employment Agreement with Thomas H. Mitchell dated July 11, 2001 filed as Exhibit 10.25 to the Company's 2001 report on Form 10-K filed October 24, 2001, and incorporated herein by reference.
10.16	Employment Agreement with John V. Sobchak dated June 26, 2001 filed as Exhibit 10.26 to the Company's 2001 Annual Report on Form 10-K filed October 24, 2001, and incorporated herein by reference.
10.17	Employment Agreement with Roger C. Jackson dated August 1, 2002 filed as Exhibit 10.31 to the Company's 2003 Annual Report on Form 10-K filed October 23, 2003, and incorporated herein by reference.
10.18	Employment Agreement with J. Neal Butler dated March 8, 2004 filed as Exhibit 10.18 to the Company's 2004 Annual Report on Form 10-K filed October 15, 2004, and incorporated herein by reference.
10.19
Supplemental Executive Retirement Plan dated effective August 1, 2001 filed as Exhibit 10.27 to the Company's 2001 Annual Report on Form 10-K filed October 24, 2001, and incorporated herein by reference.
10.20	Direct Stock Purchase Plan filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed February 14, 2002, and incorporated herein by reference.
10.21	2004 Long-Term Incentive Compensation Plan filed as Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q filed December 15, 2004, and incorporated herein by reference.
10.22
Securities Purchase Agreement dated April 21, 2005 between the Company and Tontine Capital Partners, L.P. and Terrier Partners, L.P. filed as Exhibit 10.22 to the Company's Current Report on Form 8-K filed April 22, 2005, and incorporated herein by reference.
10.23
Registration Rights Agreement dated April 21, 2005 between the Company and Tontine Capital Partners, L.P. and Terrier Partners, L.P. filed as Exhibit 10.23 to the Company's Current Report on Form 8-K filed April 22, 2005, and incorporated herein by reference.
10.24
Fifth Amendment to Term Loan Agreement with Wachovia Bank, National Association (successor in interests to SouthTrust Bank) dated June 7, 2005 filed as Exhibit 10.24 to the Company's Current Report on Form 8-K filed June 13, 2005, and incorporated herein by reference.

10.25
Tenth Amendment to Revolving Loan Agreement with Wachovia Bank, National Association (successor in interests to SouthTrust Bank) dated June 7, 2005 filed as Exhibit 10.25 to the Company's Current Report on Form 8-K filed June 13, 2005, and incorporated herein by reference.
10.26
Asset Purchase Agreement dated June 7, 2005 between the Company and Basic Chemicals Company, LLC filed as Exhibit 10.26 to the Company's Current Report on Form 8-K filed June 13, 2005, and incorporated herein by reference.
10.27
Promissory Note dated June 7, 2005 between the Company and Basic Chemicals Company, LLC filed as Exhibit 10.27 to the Company's Current Report on Form 8-K filed June 13, 2005, and incorporated herein by reference.
10.28
Performance-Based Restricted Stock Agreement, Series 1 dated September 2, 2005 filed as Exhibit 10.28 to the Company's Current Report on Form 8-K filed September 7, 2005, and incorporated herein by reference.
10.29
Performance-Based Restricted Stock Agreement, Series 2 dated September 2, 2005 filed as Exhibit 10.29 to the Company's Current Report on Form 8-K filed September 7, 2005, and incorporated herein by reference.
10.30
Asset Purchase Agreement dated February 22, 2006 between the Company and Boehringer Ingelheim Vetmedica, Inc., filed as Exhibit 10.30 to the Company's report on Form 8-K filed February 27, 2006, and incorporated herein by reference.
†10.31
Asset Purchase Agreement by and among Wood Protection Products, Inc., KMG-Bernuth, Inc. and James R. Forshaw filed as Exhibit 2.1(v) to the Company's Current Report on Form 8-K filed December 19, 2003, and incorporated herein by reference.
10.32	Sixth Amendment to Term Loan Agreement with Wachovia Bank, National Association dated June 5, 2006 filed as Exhibit 10.32 to the Company's report on Form 8-K filed June 8, 2006.
10.33	Eleventh Amendment to Revolving Loan Agreement with Wachovia Bank, National Association dated June 5, 2006 filed as Exhibit 10.33 to the Company's report on Form 8-K filed June 8, 2006.
21.1	Subsidiaries of the registrant.
23.1	Consent of UHY Mann Frankfort Stein & Lipp CPAs, LLP.
23.2	Consent of Deloitte & Touche LLP.
*23.3	Consent of Haynes and Boone, LLP (included in its opinion filed as Exhibit 5.1).
*24.1	Power of Attorney (included in the signature page of the Registration Statement).

†
Portions of these documents have been granted confidential treatment.

*
Previously filed.

  (b)
  Financial Statements

Schedule II—Valuation and Qualifying Accounts

Allowance for Doubtful Accounts		Additions
Reserves	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions(1)	Balance at end of period
Fiscal year July 31, 2005	$80,000	$70,000	$—	$—	$150,000
Fiscal year July 31, 2004	125,000	90,000	—	(135,000)	80,000
Fiscal year July 31, 2003	100,000	25,000	—	—	125,000

(1)
Uncollectible amounts written off against the reserve.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 9 day of June, 2006.

KMG CHEMICALS, INC.
By:	/s/ ROGER C. JACKSON
Roger C. Jackson Vice President and General Counsel

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ DAVID L. HATCHER* David L. Hatcher	Chairman and Chief Executive Officer (Principal Executive Officer)	June 9, 2006
/s/ JOHN V. SOBCHAK* John V. Sobchak	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 9, 2006
/s/ GEORGE W. GILMAN*
George W. Gilman	Director	June 9, 2006
/s/ FRED C. LEONARD III*
Fred C. Leonard III	Director	June 9, 2006
/s/ CHARLES L. MEARS*
Charles L. Mears	Director	June 9, 2006
/s/ CHARLES M. NEFF, JR.*
Charles M. Neff, Jr.	Director	June 9, 2006

/s/ RICHARD L. URBANOWSKI*
Richard L. Urbanowski	Director	June 9, 2006

*By:	/s/ ROGER C. JACKSON
Roger C. Jackson Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.
3.1	Restated and Amended Articles of Incorporation of the Company, filed as Exhibit 3(i) to the Company's Quarterly Report on Form 10-QSB12G filed December 6, 1996, and incorporated herein by reference.
3.2	Bylaws of the Company, filed as Exhibit 3(ii) to the Company's Quarterly Report on Form 10-QSB12G filed December 6, 1996, and incorporated herein by reference.
4.1	Form of Common Stock Certificate, filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-QSB12G filed December 6, 1996, and incorporated herein by reference.
*5.1	Legal Opinion of Haynes and Boone, LLP.
10.1
Revolving Loan Agreement dated August 1, 1996 with SouthTrust Bank filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-QSB12G filed December 6, 1996, and incorporated herein by reference.
10.2	Second Amendment to Revolving Loan Agreement filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-QSB filed December 12, 1997, and incorporated herein by reference.
10.3	Third Amendment to Revolving Loan Agreement filed as Exhibit 10.11 to the Company's Quarterly Report on Form 10-QSB filed March 12, 1999, and incorporated herein by reference.
10.4	Fourth Amendment to Revolving Loan Agreement filed as Exhibit 10.19 to the Company's Current Report on Form 8-K filed July 10, 1999, and incorporated herein by reference.
10.5	Term Loan Agreement dated June 26, 1998 with SouthTrust Bank filed as Exhibit 10.16 to the Company's Current Report on Form 8-K filed July 10, 1998, and incorporated herein by reference.
10.6	Second Amendment to Term Loan Agreement with SouthTrust Bank filed as Exhibit 10.32 to the Company's Current Report on Form 8-K filed December 19, 2003, and incorporated herein by reference.
10.7	Third Amendment to Term Loan Agreement with SouthTrust Bank filed as Exhibit 10.7 to the Company's 2004 Annual Report on Form 10-K filed October 15, 2004, and incorporated herein by reference.
10.8	Fourth Amendment to Term Loan Agreement with SouthTrust Bank filed as Exhibit 10.8 to the Company's 2004 Annual Report on Form 10-K filed October 15, 2004, and incorporated herein by reference.
10.9	Guaranty of Payment to SouthTrust Bank by the Company filed as Exhibit 10.18 to the Company's Current Report on Form 8-K filed July 10, 1998, and incorporated herein by reference.
†10.10
Sales Agreement dated January 1, 2002 between Reilly Industries, Inc. and the Company filed as Exhibit 10.28 to the Company's Quarterly Report on Form 10-Q filed June 14, 2002, and incorporated herein by reference.
†10.11
Creosote Supply Agreement dated November 1, 1998 between Rutgers VFT and the Company filed as Exhibit 10.20 to the Company's Quarterly Report on Form 10-QSB filed March 12, 1999, and incorporated herein by reference.

10.12	1996 Stock Option Plan filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-QSB12G filed December 6, 1996, and incorporated herein by reference.
10.13
Stock Option Agreement dated October 17, 1996 with Thomas H. Mitchell filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-QSB12G filed December 6, 1996, and incorporated herein by reference.
10.14
Warrant for the Purchase of 25,000 Shares of Common Stock dated as of March 6, 2000 between the Company and JGIS, Ltd., an assignee of Gilman Financial Corporation, filed as Exhibit 10.24 to the Company's Annual Report on Form 10-KSB filed October 25, 2000, and incorporated herein by reference.
10.15	Employment Agreement with Thomas H. Mitchell dated July 11, 2001 filed as Exhibit 10.25 to the Company's 2001 report on Form 10-K filed October 24, 2001, and incorporated herein by reference.
10.16	Employment Agreement with John V. Sobchak dated June 26, 2001 filed as Exhibit 10.26 to the Company's 2001 Annual Report on Form 10-K filed October 24, 2001, and incorporated herein by reference.
10.17	Employment Agreement with Roger C. Jackson dated August 1, 2002 filed as Exhibit 10.31 to the Company's 2003 Annual Report on Form 10-K filed October 23, 2003, and incorporated herein by reference.
10.18	Employment Agreement with J. Neal Butler dated March 8, 2004 filed as Exhibit 10.18 to the Company's 2004 Annual Report on Form 10-K filed October 15, 2004, and incorporated herein by reference.
10.19
Supplemental Executive Retirement Plan dated effective August 1, 2001 filed as Exhibit 10.27 to the Company's 2001 Annual Report on Form 10-K filed October 24, 2001, and incorporated herein by reference.
10.20	Direct Stock Purchase Plan filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed February 14, 2002, and incorporated herein by reference.
10.21	2004 Long-Term Incentive Compensation Plan filed as Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q filed December 15, 2004, and incorporated herein by reference.
10.22
Securities Purchase Agreement dated April 21, 2005 between the Company and Tontine Capital Partners, L.P. and Terrier Partners, L.P. filed as Exhibit 10.22 to the Company's Current Report on Form 8-K filed April 22, 2005, and incorporated herein by reference.
10.23
Registration Rights Agreement dated April 21, 2005 between the Company and Tontine Capital Partners, L.P. and Terrier Partners, L.P. filed as Exhibit 10.23 to the Company's Current Report on Form 8-K filed April 22, 2005, and incorporated herein by reference.
10.24
Fifth Amendment to Term Loan Agreement with Wachovia Bank, National Association (successor in interests to SouthTrust Bank) dated June 7, 2005 filed as Exhibit 10.24 to the Company's Current Report on Form 8-K filed June 13, 2005, and incorporated herein by reference.
10.25
Tenth Amendment to Revolving Loan Agreement with Wachovia Bank, National Association (successor in interests to SouthTrust Bank) dated June 7, 2005 filed as Exhibit 10.25 to the Company's Current Report on Form 8-K filed June 13, 2005, and incorporated herein by reference.

10.26
Asset Purchase Agreement dated June 7, 2005 between the Company and Basic Chemicals Company, LLC filed as Exhibit 10.26 to the Company's Current Report on Form 8-K filed June 13, 2005, and incorporated herein by reference.
10.27
Promissory Note dated June 7, 2005 between the Company and Basic Chemicals Company, LLC filed as Exhibit 10.27 to the Company's Current Report on Form 8-K filed June 13, 2005, and incorporated herein by reference.
10.28
Performance-Based Restricted Stock Agreement, Series 1 dated September 2, 2005 filed as Exhibit 10.28 to the Company's Current Report on Form 8-K filed September 7, 2005, and incorporated herein by reference.
10.29
Performance-Based Restricted Stock Agreement, Series 2 dated September 2, 2005 filed as Exhibit 10.29 to the Company's Current Report on Form 8-K filed September 7, 2005, and incorporated herein by reference.
10.30
Asset Purchase Agreement dated February 22, 2006 between the Company and Boehringer Ingelheim Vetmedica, Inc., filed as Exhibit 10.30 to the Company's report on Form 8-K filed February 27, 2006, and incorporated herein by reference.
†10.31
Asset Purchase Agreement by and among Wood Protection Products, Inc., KMG-Bernuth, Inc. and James R. Forshaw filed as Exhibit 2.1(v) to the Company's Current Report on Form 8-K filed December 19, 2003, and incorporated herein by reference.
10.32	Sixth Amendment to Term Loan Agreement with Wachovia Bank, National Association dated June 5, 2006 filed as Exhibit 10.32 to the Company's report on Form 8-K filed June 8, 2006.
10.33	Eleventh Amendment to Revolving Loan Agreement with Wachovia Bank, National Association dated June 5, 2006 filed as Exhibit 10.33 to the Company's report on Form 8-K filed June 8, 2006.
21.1	Subsidiaries of the registrant.
23.1	Consent of UHY Mann Frankfort Stein & Lipp CPAs, LLP.
23.2	Consent of Deloitte & Touche LLP.
*23.3	Consent of Haynes and Boone, LLP (included in its opinion filed as Exhibit 5.1).
*24.1	Power of Attorney (included in the signature page of the Registration Statement).

†
Portions of these documents have been granted confidential treatment.

*
Previously filed.